ANNUAL REPORT 2002

FRANKLIN RESOURCES, INC.

CORPORATE PROFILE Franklin Resources, Inc., referred to as Franklin® Templeton® Investments, is a global investment management company offering investment choices under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust Company International (Fiduciary Trust) names. Headquartered in San Mateo, California, we employ over 6,700 people in 28 countries. As of September 30, 2002, we managed $248 billion in assets composed of mutual funds and other investment vehicles for individuals, institutions, pension plans, trusts and partnerships in 128 countries. Our common stock is listed on the New York Stock Exchange (BEN), the Pacific Exchange (BEN) and the London Stock Exchange (FKR), and is included in the Standard & Poor's 500 Index.



OUR VISION

is to be the premier global investment management organization by offering high-quality investment solutions, providing outstanding service and attracting, motivating and retaining talented individuals.

<GAIN FROM OUR PERSPECTIVE™>

FINANCIAL HIGHLIGHTS

As of and for the years ended September 30,	2002	2001	2000	1999	1998
SUMMARY OF OPERATIONS (in millions)					
Operating Revenues	$2,518.5	$2,354.8	$2,340.1	$2,262.5	$2,577.3
Net Income	432.7	484.7	562.1	426.7	500.5
FINANCIAL DATA (in millions)					
Total Assets	6,422.7	6,265.7	4,042.4	3,666.8	3,480.0
Long-Term Debt	595.1	566.0	294.1	294.3	494.5
Stockholders' Equity	4,266.9	3,977.9	2,965.5	2,657.0	2,280.8
Operating Cash Flow	736.8	553.2	701.7	584.5	693.7
ASSETS UNDER MANAGEMENT (in billions)					
Period Ending	247.8	246.4	229.9	218.1	208.6
Simple Monthly Average	263.2	243.4	227.7	219.8	226.9
PER COMMON SHARE					
Earnings					
Basic	1.66	1.92	2.28	1.69	1.98
Diluted	1.65	1.91	2.28	1.69	1.98
Cash Dividends	0.28	0.26	0.24	0.22	0.20
Book Value	16.50	15.25	12.17	10.59	9.06
EMPLOYEE HEADCOUNT	6,711	6,868	6,489	6,650	8,678

ASSETS UNDER MANAGEMENT *(as of September 30, 2002)*



Asset Mix

Equity	47.6%
Hybrid	14.8%
Fixed Income	35.3%
Money Funds	2.3%



Investment Management Group

Franklin	46.3%
Templeton	29.1%
Fiduciary Trust	14.9%
Mutual Series	8.2%
Bissett	1.5%



Distribution Channel

Retail	67.2%
Institutional	29.0%
High Net-Worth	3.8%

SELECTED FINANCIAL DATA

ENDING ASSETS UNDER MANAGEMENT (in billions)

1998	$208.6
1999	$218.1
2000	$229.9
2001	$246.4
2002	$247.8

GROSS SALES (in millions)

1998	$56,482
1999	$41,807
2000	$51,699
2001	$58,491
2002	$72,371

STOCKHOLDERS' EQUITY (in millions)

1998	$2,280.8
1999	$2,657.0
2000	$2,965.5
2001	$3,977.9
2002	$4,266.9

NET INCOME (in millions)

1998	$500.5
1999	$426.7
2000	$562.1
2001	$484.7
2002	$432.7

CASH DIVIDENDS (per share)

1998	$0.20
1999	$0.22
2000	$0.24
2001	$0.26
2002	$0.28

OPERATING CASH FLOW (in millions)

1998	$693.7
1999	$584.5
2000	$701.7
2001	$553.2
2002	$736.8

EMPLOYEE HEADCOUNT

1998	8,678
1999	6,650
2000	6,489
2001	6,868
2002	6,711

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

Market volatility and world events made 2002 a difficult year for nearly everyone in the asset management industry. Nevertheless, Franklin Templeton Investments (Franklin Templeton) produced solid results for shareholders thanks to our unique perspective, which is comprised of our investment expertise, effective global distribution, "clients first" attitude and continued focus on organizational excellence.

Investment Expertise

Among our strengths as an organization, particularly in volatile markets, are a broad investment expertise, our independent research capabilities and our principal focus on asset management. The five investment management groups under Franklin Templeton Investments—Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust—offer a comprehensive range of core and specialized investment solutions and services for most market conditions.

Strong net flows globally offset much of the decline in assets under management we experienced due to market depreciation. For fiscal year 2002, we had $19.7 billion in net inflows, including reinvested dividends, compared to a total of $8.9 billion for fiscal 2001, an increase of 121%. In fact, we have had eight consecutive quarters of net-positive inflows as of September 30, 2002. International net flows were especially impressive in fiscal year 2002, with over 35% originating from non-U.S. investors.



clockwise from top left

CHARLES B. JOHNSON
Chairman and
Chief Executive Officer

ANNE M. TATLOCK
Vice Chairman

RUPERT H. JOHNSON, JR.
Vice Chairman

HARMON E. BURNS
Vice Chairman

Global Distribution

We offer a broad range of global investment management capabilities and services for serious investors. In fiscal year 2002, we established a number of new investment choices to meet investors' needs. For instance, we introduced long-short funds, a hedge fund of funds, and structured products for qualified institutional and high net-worth clients globally; a charitable giving fund for our high net-worth and retail clients; and combined Templeton/Fiduciary Trust vehicles for our separate account and institutional clients.

We continued to expand our relationships with clients and educate them about our expertise in a wide range of asset classes, including specialties such as domestic deep value, international value, small-cap growth and municipal bonds. In our U.S. retail channel, we put special emphasis on core equity funds.

Institutional investors increased their commitment to Franklin Templeton's array of mandates, but initial interest was most notable for Templeton global and U.S. equities. Major accomplishments for the year included the selection of a large Franklin U.S. multi-cap equity mandate and a Franklin small-cap equity strategy for major U.S. plan sponsors. We also introduced a combined Templeton/Fiduciary Trust global core investment strategy.

In the high net-worth arena, we continued to attract new investors and expanded our business development capabilities to support our growing client base. We also created a new group to develop our global alternative investment business for high net-worth investors.

Client Relationships

While strong relative performance and solid client support brought us a satisfying increase in new clients, retaining our existing clients continued to be a priority. Our retention strategy is built around knowing our clients well, listening to their needs and providing innovative, customized solutions.

We offer high-quality service through multiple touch points. In the United States, we received high ratings from both National Quality Review and DALBAR, Inc. We also continued to offer enhanced functionality on our Web sites. Over 55,500 Web transactions were requested by shareholders and financial advisors in fiscal year 2002. Our financial professional Web site was recognized for the third consecutive year as a "Top 10 Web Site for Financial Professionals" in Kasina's annual study.

We have continued to invest in infrastructure and systems to improve efficiencies and straight-through processing, and we completed the integration of Fiduciary Trust operations with those of Franklin Templeton.

Organizational Excellence

We would not be where we are today without the talent and expertise of our extraordinary staff. This year a number of industry watchers recognized our company and our people for their leadership. We are especially proud that Franklin Templeton Investments was selected as *Worth* magazine's Editor's Choice for "Favorite Mutual Fund Family."

Even more than the awards and accolades we have received from the outside world, we appreciate the unity and perseverance our people have demonstrated since the World Trade Center tragedy on September 11, 2001, when 87 of our colleagues perished. We are grateful for the support and energy our employees devoted to each other and to our business.

We are grateful, too, for the ongoing support of our clients and partners. On behalf of the Office of the Chairman and the entire organization, I thank you. We look forward to bringing our perspective, our expertise and our resources to you for many years to come.

Sincerely,

CHARLES B. JOHNSON
Chairman and Chief Executive Officer



PERSPECTIVE

DETERMINES

HOW WE SEE THINGS—how we view ourselves, our industry and our clients, and how we evaluate challenges and seize opportunities.

Our perspective is unique. It is shaped by the lessons we have learned during our 55 years of experience, which help put the present in context and provide a compass for the future.

At the heart of our perspective is the *investment expertise* of the five world-class investment management groups under Franklin Templeton Investments: Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust Company International.

Our perspective also stems from our *global distribution* and market penetration. With 51 offices in 28 countries, we see the big picture on a global basis, and we have on-the-ground resources in place around the world to spot local opportunities that others may miss.

Client relationships contribute to our perspective because we see our business through our clients' eyes. Our diverse client base—from financial advisors to 401(k) investors, large institutions and individual high net-worth clients—broadens our perspective.

The people who work for Franklin Templeton are another important source of our perspective. Their talents and commitment to *organizational excellence* combine well with the core principles established by the industry pioneers who founded our company.


PERSPECTIVE IS TRANSFORMING
INFORMATION INTO
UNDERSTANDING

INVESTMENT EXPERTISE

The year 2002 was a difficult one for the world's markets. Last fall, the specter of terrorism cast fear and doubt onto the future. Then, as corporate scandals began to unfold, questions about the quality of earnings and corporate governance added to investors' concerns.

At the end of our fiscal year, major U.S. equity indexes showed significant declines from the previous fiscal year-end. For instance, the S&P 500 Index lost over 20% of its value for the year ended September 30, 2002.

BROAD INVESTMENT MANAGEMENT EXPERTISE PROVIDES STABILITY

The investment professionals at Franklin Templeton brought a level-headed clarity to this very challenging environment. Our clients benefited from the broad perspectives of our five experienced investment management groups—Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust. Covering all investment categories and styles in combination, each of these investment management groups contributes to the strength of the Franklin Templeton Investments brand.

STRENGTH OF ONE—WE COVER ALL INVESTMENT CATEGORIES AND STYLES

	Franklin	Templeton	Mutual Series	Fiduciary Trust	Bissett[1]
Aggressive Growth	□			□	
Growth	□			□	
GARP[2]	□				□
Value	□	□	□		
Deep Value		□	□		
Domestic Equity	□		□	□	□
Global Equity		□	□	□	□
Emerging Markets		□			
Domestic Taxable Fixed Income	□			□	□
U.S. Tax-Free Fixed Income	□			□	
Global Fixed Income		□		□	
Money Markets	□				

1. Canada only.
2. Growth at a reasonable price.

Many investors looked to the safer haven of fixed income investing in fiscal year 2002. As of September 30, 2002, approximately half the company's assets under management were positioned in fixed income and hybrid funds. Franklin Templeton is the largest tax-free manager in the United States, with over $50 billion in assets as of September 30, 2002. Additionally, with over $26 billion in U.S. taxable income assets at fiscal year-end, Franklin Templeton is the third-largest asset manager in this category in the U.S. whose mutual funds are distributed by financial advisors.[3]

Investors were also interested in our value funds. We are well known for our expertise in a variety of value investing styles, from small-cap value through Franklin, domestic deep value through Mutual Series and global value through Templeton. Gross sales of a number of our U.S. retail value funds increased significantly over 2001 levels: Templeton Foreign Fund sales were up over 95%, to $4.5 billion; Mutual Shares Fund sales increased over 47%, to over $1 billion; and Franklin Balance Sheet Investment Fund sales were up over 114%, to $1.6 billion.

INDEPENDENT RESEARCH ALLOWS US TO FIND OPPORTUNITIES

Each of our investment management groups has developed a distinctive research approach. We manage a variety of strategies that incorporate various degrees of risk, to suit investors with different risk preferences. All told, we have over 500 investment professionals around the globe, well positioned to gain firsthand insight into local companies, market trends and investment opportunities.

We believe our securities analysis standards are some of the most rigorous in the industry. We hold regular conversations with companies' management teams, study their competition and how they fit into their sector, and analyze industry trends and macroeconomic issues that could affect them.

3. Based on long-term, open-end mutual funds. Source: Strategic Insight Mutual Fund Research and Consulting, LLC. Designations based on asset data as of 9/30/02.

In 2002, in light of increased interest in corporate governance, our research groups heightened their scrutiny of issues such as executive compensation and reporting transparency. We also increased our focus on cash flow trends—a more accurate way to measure financial progress—and we are paying very close attention to acquisition histories.

OPTIMAL PORTFOLIO CONSTRUCTION PUTS IDEAS INTO ACTION

A good research idea does not benefit our clients until it is put into action in a well-constructed portfolio. To that end, we made great progress in 2002 in our risk management process. The analytical and risk management tools at our portfolio managers' disposal are now better than ever. Our risk analysis tools take a forward-looking perspective, helping managers understand a given portfolio's exposure to various kinds of risk relative to a benchmark (for instance, risks related to stocks, sectors and currencies). Performance attribution tools look backward to show how effectively a manager was compensated for having taken specific risks. In combination, this information helps managers construct an optimal portfolio by targeting the appropriate risks.


PERSPECTIVE IS SEEING
BOTH THE FOREST AND THE TREES
ON A GLOBAL BASIS

GLOBAL DISTRIBUTION

In 2002, we continued to expand our market coverage and distribution around the world. Internationally, we exceeded our sales targets in a number of markets, and our momentum is strong.

Leveraging Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust, we covered retail, high net-worth, and institutional market segments, providing investment choices and services to meet the needs of a variety of clients.

GLOBAL MARKET COVERAGE

RETAIL	HIGH NET-WORTH	INSTITUTIONAL
Mutual funds	Separately managed accounts	Separately managed accounts
Wrap-fee accounts	Mutual funds	Commingled funds
Education savings plans	Partnerships	Mutual funds
Individual retirement plans	Trust services	Bundled and semi-bundled services for defined contribution plans
Specialty retirement plans	Estate-planning advice	
Profit-sharing plans	Tax services	
Insurance trusts	Family Resource Management®	
	Custody services	
	Retirement services	

RETAIL CONTINUES TO SUCCEED

Based on U.S. long-term, open-end mutual fund assets, Franklin Templeton is the second-largest fund family whose investment capabilities are distributed exclusively by financial advisors. We are the fourth-largest fund family in the overall U.S. mutual fund industry.[4] In 2002, our market share increased to levels we have not seen since 1998, and we experienced very healthy sales inflows globally.

4. Based on long-term, open-end mutual funds. Source: Strategic Insight Mutual Fund Research and Consulting, LLC. Data as of 9/30/02.

One of our goals in the last year was to increase the number of asset classes and funds our financial advisors represent. We believe advisors who support a wide range of investment options are more likely to retain assets with Franklin Templeton during volatile markets. For this reason, our sales teams have focused on educating investment professionals—especially those who have traditionally sold only one or two of our asset classes—on the strength and long-term performance of all of them.

HIGH NET-WORTH IS AN IMPORTANT OPPORTUNITY

Today's high net-worth investors are increasingly looking for independent, full-service wealth management firms, as well as an enduring relationship with those who manage their financial affairs. Fiduciary Trust's high net-worth business is meeting this need by providing individuals and families with an integrated, intergenerational approach to asset management, trust administration, estate-planning, tax, banking and custody services.

Fiduciary Trust provides a "high-touch" service uncommon in the industry, in which each client enjoys a close relationship with a dedicated team. The team typically becomes familiar with the family's evolving financial needs and guides them through complex investment issues over many years. Because each client's situation is unique, separate account portfolios are individually managed. Clients also benefit from an open investment architecture.

Fiduciary Trust's high net-worth platform continues to provide Franklin Templeton with access to a growing client base of affluent individuals and families. We are expanding our high net-worth business development efforts to seek referrals through new channels.

Despite difficult market conditions, $2.1 billion in new assets originated in fiscal year 2002, and new business momentum remains strong as we enter the next fiscal year.

INSTITUTIONAL IS KEY TO ASSET GROWTH

FTI Institutional is the global institutional business development entity representing the investment capabilities of Franklin, Templeton and Fiduciary Trust. Reorganization of our institutional business, which was critical to the integration process of the firms, has been completed successfully and has been received well in the institutional plan sponsor and consultant communities. In 2002, we continued to leverage the product management strengths of Fiduciary Trust, the marketing support capabilities of Franklin, and the sales and client services strengths of Templeton.

Placing Franklin equity mandates in our institutional channel for the first time has resulted in many new business opportunities. Franklin U.S. small- and large-cap growth funds, Templeton international equity funds, and Fiduciary U.S. fixed income and global equity funds have received considerable interest from our global clients.

Templeton continues to be very successful. This year, we also launched the first joint investment strategy, FTI Institutional Core International Equity, which combines Templeton's international value equity strategy with Fiduciary Trust's growth-oriented capability.

Our international institutional business is also thriving. We have been very successful in obtaining institutional mandates as a foreign advisor in many countries. As one example, we were the first foreign advisor to obtain government mandates in Korea.

SEPARATELY MANAGED ACCOUNTS HAVE PROVEN ATTRACTIVE

Some investors prefer fee-based rather than transaction-based money management. We have been established in the fee-based area for over 10 years. Franklin Templeton Private Client Group made good progress in 2002 and is a fast-growing segment of our business. As of September 30, 2002, new accounts were up 57%, assets under management were up 21%, to $3.6 billion, and sales were up 59% year-over-year.

In addition, we introduced Fiduciary Trust institutional investment strategies to Franklin Templeton Private Client Group's distribution efforts, including the new Templeton/Fiduciary Trust Global Equity All-Cap Portfolio.

RETIREMENT IS A FOCAL POINT

Retirement is one of the most important growth sectors in the investment management business. We have already been servicing this market in a variety of ways, but strategic changes will give us a more cohesive and powerful presence.

In 2002, we created a new Retirement Division to serve as a unified marketing entity, offering a full spectrum of retirement vehicles and strategies to retail, institutional and high net-worth clients. The new division integrated our previously independent Strategic Alliances and Defined Contribution Services departments.


PERSPECTIVE IS VIEWING
OURSELVES THROUGH THE EYES
OF OUR CLIENTS

CLIENT RELATIONSHIPS

We work hard to make life easier for all our clients. Information technology and a commitment to deep, enduring relationships help us understand their needs.

CLIENT SERVICE CONTINUES TO IMPROVE

With a 14% increase in billable shareholder accounts in fiscal year 2002, Franklin Templeton's business continues to grow, along with our commitment to best-in-class client service.

For the third consecutive year, we improved our ranking in the annual DALBAR Survey of Main Offices and Financial Professionals, securing fourth place overall among the top 10 mutual fund companies in the United States. We also moved to third place in DALBAR, Inc.'s operations rankings.

Concurrent with these achievements, we improved productivity, lowering transfer agent expenses by 10% over the prior fiscal year while servicing approximately 5.5 million accounts in the United States. Overall, we're doing more work with fewer employees. Each client service employee served an average of 4,000 accounts in 2002, compared to 1,600 in 1998.

Another measure of our improved efficiency is the fact that we have increased the percentage of straight-through transactions by 50% since 1998, which means our clients received faster, more efficient service.

ONLINE CLIENT SUPPORT IS CRUCIAL

This year, we introduced a shared Internet tool for our client service associates. Through technical and process integration, we have created a platform that can be deployed across our Web sites worldwide. This capability will allow us to increase our client focus and continue building relationships with clients wherever they want to do business with us.

In addition to being named a "Top 10 Web Site for Financial Professionals" by Kasina, our U.S. financial professional site was ranked number two by DALBAR, Inc. As part of our overall eBusiness strategy, our Web sites provide self-servicing opportunities for financial advisors and shareholders alike. Financial advisors can sign up for customized email alerts about products and services they want to follow closely. Our shareholders can sign up for edelivery of statements—a service not yet offered by all of our competitors.

During the year, we continued to enhance other Franklin Templeton Web sites as well. **FTIInstitutional.com** introduced account statements for separate account clients, **FTCI.com** added account access for high net-worth managed accounts and **Timetoinvest.com** introduced enhancements for retirement plan participants, sponsors and financial advisors. In addition, we launched new Web sites in Hong Kong, India, Singapore and Korea.

NEW INVESTMENT CHOICES RESPOND TO CLIENT NEEDS

In 2002, we developed an array of new investment choices for clients around the world. For example, we offered new equity and fixed income funds to the Korean, Indian, Japanese and European markets; offshore versions of long-short funds, structured products and fund-of-funds strategies; and five new Franklin, Templeton and Mutual Series funds for the United Kingdom. In Canada, we successfully launched Quotential, a new wrap program that combines offerings from across Franklin Templeton's investment line-up. We also introduced Franklin European Small-Mid Cap Growth Fund to our SICAV group, which offers Luxembourg-registered funds to investors outside the United States.

For our high net-worth and institutional clients, we developed a fund-of-funds alternative investment vehicle. In addition, we introduced the new Fiduciary Trust Charitable Giving Fund. This donor-advised fund allows high net-worth clients to make future philanthropic grants to charitable organizations while benefiting from an immediate income tax deduction on contributions of cash or appreciated securities. We also introduced a retail version of this fund, named the Franklin Templeton Charitable Giving Fund.

In addition to these investment choices, we began offering several new share classes this year. In Canada, Franklin Templeton launched the Series T group of funds designed for Canadians looking for a tax-efficient withdrawal plan. We also introduced a new retirement R share class for our retirement business in the United States. Offshore, we added institutional share classes and accumulated distribution share classes that offer tax benefits to shareholders.

CLIENT FOCUS RECOGNIZED

Around the world, external groups commended Franklin Templeton's service and commitment to our clients. We earned special recognition from *Global Investor Magazine* in the United Kingdom for outstanding achievement for our September 11 response and ongoing communications with clients. Our India office won the Moody's Investor Services award for "Best Mutual Fund House for the Past Three Years in India." Franklin Templeton's German office received the Fonds Professional Service Award 2002 for Germany and Austria. In Canada, Franklin Templeton received top rankings from DALBAR, Inc. for French-language client service for broker-distributed funds and was rated number one for its interactive voice response service.


INVESTMENTS
PERSPECTIVE IS LOOKING
FORWARD THROUGH THE EYES
OF EXPERIENCE

ORGANIZATIONAL EXCELLENCE

We are proud of our business principles and the traditions of hard work and accountability that keep our organization strong.

FINANCIAL DISCIPLINE KEEPS US FOCUSED

Frugality and flexibility have always been hallmarks of the Franklin Templeton culture, and these attributes helped us weather the volatile markets of 2002. Despite the difficult environment, we continued to invest in our business.

Our stability can be credited, in part, to a detailed quarterly review process that provides senior management with timely information about the state of the business. This information supports fast and effective decision making and continuous feedback to our business units. It allows us to focus our resources on the most essential initiatives during deteriorating environments, while remaining alert to growth opportunities. Then, during more prosperous times, we are better able to broaden our activities strategically. We continued to refine this process in 2002.

Due to such financial vigilance, our operating expenses as a percentage of revenue decreased to 76.8% in fiscal year 2002, from 78.3% in fiscal year 2001. Part of that achievement can also be attributed to process improvements and automation. Over the past few years, we have made progress in improving our information technology systems and we are now realizing more efficient operations, streamlined workflows, better client service and a notable increase in productivity.

MANAGING CORPORATE RISK IS A PRIORITY

We strongly support the increased focus on corporate reform and governance coming from numerous regulatory bodies. Not only are we an active participant in the Investment Company Institute, but Martin L. Flanagan, chief financial officer, chief operating officer, and member of the Office of the President, sits on its Board of Governors. This group is paying especially close attention to corporate governance practices across the industry.

Within our own organization, we are committed to protecting the interests of all our stakeholders. Our executive management team is especially diligent about analyzing, controlling and monitoring all potential risks to the company. In 2002, one of our major accomplishments was implementing our Enterprise-Wide Risk Management Program. The Franklin Resources Risk Management Committee manages this program, which is focused on six risk areas—credit, market, liquidity, operational, legal and reputational risk. Members of the committee are drawn from all major functional areas of the company, including corporate finance and portfolio management. The committee reports directly to the Board of Directors.

PERFORMANCE FOR OUR CLIENTS IS THE BASIS OF OUR CULTURE

Recently, Charles B. Johnson was recognized by *Forbes.com* as one of 12 CEOs who have successfully led their companies for over 25 years. His leadership and vision have created a corporate culture centered on what matters most: our clients. That is why we have always thought of investment management first and foremost as a people business. Our most valued assets are people. They are the intellectual power behind our investment success, the relationship builders in our service and distribution areas, and the seasoned managers helping our employees stay motivated and productive.

Because every employee ultimately affects client experiences with the company, we expect professional excellence and accountability at every level of the organization. This year we completed the rollout of our Performance Management Program across the company. This system links individual employees' goals with those of the overall corporation. It requires managers to provide ongoing evaluation and feedback to each of their employees and allows us to focus our compensation and reward systems on top performers.

In 2002, we concentrated on the professional growth of our senior management team. To encourage innovative thinking and the exchange of ideas across business functions, many of our senior managers were rotated to challenging new opportunities in the company, where their experience and perspective can help us continue to grow the business and provide even more value to our clients. As a result, we have many strong leaders, with deep cross-knowledge of the business, in place throughout the company, working to ensure a successful future for Franklin Templeton Investments.

OUR OFFICES WORLDWIDE


A
B

A **NORTH AMERICA**
- Calgary
- Edmonton
- Ft. Lauderdale
- Fort Lee
- Halifax
- Los Angeles
- Miami
- Montreal
- Nassau
- New York City
- Rancho Cordova
- St. Petersburg
- Salt Lake City
- San Mateo
- Short Hills
- Toronto
- Vancouver
- Washington, DC
- Wilmington
- Winnipeg

B **SOUTH AMERICA**
- Buenos Aires
- Rio de Janeiro
- Sao Paulo

C **AFRICA**
- Johannesburg


D
F
C
E

ASIA (F)

- Abu Dhabi
- Beijing
- Chennai
- Hong Kong
- Mumbai
- Seoul
- Shanghai
- Singapore
- Taipei
- Tokyo

EUROPE (D)

- Amsterdam
- Brussels
- Dublin
- Edinburgh
- Frankfurt
- Geneva
- Istanbul
- London
- Luxembourg
- Madrid
- Milan
- Moscow
- Paris
- Stockholm
- Warsaw
- Zurich

AUSTRALIA (E)

- Melbourne

DIRECTORS AND OFFICERS

DIRECTORS

Harmon E. Burns

Charles B. Johnson

Rupert H. Johnson, Jr.

Anne M. Tatlock

Harry O. Kline
Former Vice President
Franklin Templeton Distributors, Inc.

Principal Distributor
Franklin Templeton Mutual Funds

Member, Audit Committee

James A. McCarthy
Former Chairman
Merrill Lynch & Co.

Investor Client Coverage Groups
Member, Compensation Committee
Member, Audit Committee

Peter M. Sacerdote
Limited Partner and Chairman
Investment Committee

Goldman Sachs Group, L.P.
Investment Banking

Member, Compensation Committee

Louis E. Woodworth
President
Alpine Corporation
Private Investments

Member, Compensation Committee
Member, Audit Committee

OFFICERS

Charles B. Johnson
Chairman
Chief Executive Officer

Harmon E. Burns
Vice Chairman

Rupert H. Johnson, Jr.
Vice Chairman

Anne M. Tatlock
Vice Chairman

Martin L. Flanagan
Member, Office of the President
Chief Financial Officer
Chief Operating Officer

Gregory E. Johnson
Member, Office of the President

Murray L. Simpson
Executive Vice President
General Counsel

Leslie M. Kratter
Senior Vice President
Secretary

William J. Lippman
Senior Vice President

Jennifer J. Bolt
Vice President

Barbara J. Green
Vice President
Deputy General Counsel

Donna Ikeda
Vice President, Human Resources

Kenneth A. Lewis
Vice President, Finance
Chief Accounting Officer
Treasurer

Charles R. Sims
Vice President

10-K
Inside

FINANCIAL INFORMATION

The common stock of Franklin Resources, Inc. is listed on the New York Stock Exchange and Pacific Exchange under the ticker symbol BEN, and the London Stock Exchange under the ticker symbol FKR. For further information regarding the common stock, including the automatic dividend reinvestment plan and cash payment plan, or for a copy of our latest form 10-K free of charge, please write to:

Leslie M. Kratter
Secretary
Franklin Templeton Investments
One Franklin Parkway
San Mateo, CA 94403-1906

or contact:

Alan Weinfeld
Investor Relations
Franklin Templeton Investments
One Franklin Parkway
San Mateo, CA 94403-1906
1-800/632-2350, extension 28900

Stock Transfer Agent, Registrar and Dividend Disbursing Agent
Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Telephone: 1-800/524-4458
Email: shareowner-svcs@bny.com
Internet: www.stockbny.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2002
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-9318

FRANKLIN RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-2670991** (I.R.S. Employer Identification No.)
One Franklin Parkway, San Mateo, CA (Address of principal executive offices)	**94403** (Zip Code)

Registrant's telephone number, including Area Code : **(650) 312-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	New York Stock Exchange Pacific Exchange London Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ☒ NO ☐

Aggregate market value of the voting stock held by non-affiliates of the Registrant, based upon the closing price of $36.99 on December 3, 2002 on the New York Stock Exchange was $5,354,696,667. Calculation of holdings by non-affiliates is based upon the assumption, for these purposes only, that executive officers, directors, nominees, Registrant's Profit Sharing Plan and persons holding 5% or more of Registrant's Common Stock are affiliates. Number of shares of the Registrant's common stock outstanding at December 3, 2002: 257,878,976

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the Registrant's proxy statement for its Annual Meeting of Stockholders to be held on January 30, 2003, which will be filed under cover of Schedule 14A with the Securities and Exchange Commission (the "SEC") on or about December 23, 2002 (the "Proxy Statement"), are incorporated by reference into Part III of this report.

INDEX TO ANNUAL REPORT ON FORM 10-K

FORM 10-K REQUIRED INFORMATION		PAGE NUMBER REFERENCE TO THIS 2002 ANNUAL REPORT ON FORM 10-K

*Incorporated by reference to the Proxy Statement.

Franklin Resources, Inc. files reports with the United States Securities and Exchange Commission (the "SEC"). Copies of any of these filings can be obtained from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

We also file reports with the SEC electronically via the Internet. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at http://www.sec.gov. Additional information about Franklin Resources, Inc. can also be obtained at our website at http://www.franklintempleton.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PART I

"Forward-looking Statements." In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, including the risk factors explained in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), that could cause our actual results to differ materially from those reflected in the forward-looking statements. When used in this report, words or phrases about the future such as "expected to," "could have," "will continue," "anticipates," "estimates," or similar expressions are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Statements in MD&A and elsewhere in this report that speculate about future events are "forward-looking statements." Forward-looking statements are our best prediction at the time that they are made, and you should not rely on them. If a circumstance occurs that causes any of our forward-looking statements to be inaccurate, we do not have an obligation to announce publicly the change to our expectations, or to make any revision to the forward-looking statements.

Item 1. Business

GENERAL

Franklin Resources, Inc. ("FRI" or the "Company"), is a diversified financial services company, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and as a financial holding company under the Gramm-Leach-Bliley Act (the "GLB Act"). Through our wholly-owned direct and indirect subsidiary companies, we provide a broad range of investment advisory, investment management and related services to open-end investment companies, including our own family of retail mutual funds, institutional accounts, high net-worth families, individuals and separate accounts in the United States (the "U.S.") and internationally. Our 249 "sponsored investment products" include a broad range of domestic and global/international equity, hybrid, fixed-income, and money market mutual funds as well as other investment products, which are sold to the public under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary Trust brand names. As of September 30, 2002, we had $247.8 billion in assets under our management with approximately 9.6 million shareholder accounts worldwide. In support of our primary business segment, investment management, we also provide certain related services, including transfer agency, fund administration, distribution, shareholder processing, custodial, trustee and other fiduciary services. In our secondary business segment, banking/finance, we provide clients with select retail, private banking, consumer loan and other credit services through our bank subsidiaries. The common stock of FRI is traded in the U.S. primarily on the New York Stock Exchange and the Pacific Exchange under the ticker symbol "BEN" and under the ticker symbol "FKR" on the London Stock Exchange. The term "Franklin® Templeton® Investments" as used in this document, refers to Franklin Resources, Inc. and its consolidated subsidiaries.

COMPANY HISTORY AND ACQUISITIONS

Franklin Templeton Investments and its predecessors have been engaged in the financial services business since 1947. Franklin Resources, Inc. was incorporated in Delaware in November 1969. We originated our mutual fund business with the Franklin family of funds, which is now known as the Franklin Funds®. We expanded our business, in part, by acquiring companies engaged in the investment advisory and investment management business.

In October 1992, we acquired substantially all of the assets and liabilities of the investment adviser to the Templeton, Galbraith & Hansberger Ltd. financial services business. This acquisition added the Templeton family of funds to our Company. The Templeton funds are known for their international and global investment objectives and value style of investing.

In November 1996, we acquired certain assets and liabilities of Heine Securities Corporation, which provided investment management services to various accounts and investment companies, including Mutual Series Fund Inc., now known as Franklin Mutual Series Fund Inc. ("Mutual Series"). The Mutual Series funds are primarily value oriented equity funds.

We expanded our business in Korea in July 2000 when we purchased all of the remaining outstanding shares of a Korean asset management company, in which we previously held a partial interest. With over $2 billion in assets under management in Korea, we are now one of the larger foreign money managers in that country.

We acquired all of the outstanding shares of Bissett & Associates Investment Management, Ltd. ("Bissett") in October 2000 for approximately $95 million. Bissett now operates as part of our Canadian subsidiary, Franklin Templeton Investments Corp. ("FTIC"). With the addition of Bissett, we added Bissett's family of mutual funds to our existing Canadian based funds and expanded our investment advisory services throughout Canada to a broad range of clients, including institutional clients such as pension plans, municipalities, universities, charitable foundations and private clients.

In April 2001, we acquired Fiduciary Trust Company International, a bank organized under the New York State Banking Law ("Fiduciary"). Following the acquisition, Fiduciary became a wholly-owned subsidiary of Franklin Resources, Inc. The stock transaction was valued at approximately $776 million at closing. Fiduciary has a reputation as one of the leading providers of investment management and related trust and custody services to institutional clients and high net-worth families and individuals. With the acquisition of Fiduciary, we also added Fiduciary's U.S. and non-U.S. mutual funds to our product line.

On July 26, 2002, our 75% owned subsidiary, Templeton Asset Management (India) Private Limited, acquired all of the outstanding shares of Pioneer ITI AMC Limited ("Pioneer") for approximately $55.4 million. Pioneer is an Indian investment management company with approximately $800 million in assets under management as of the purchase date. The acquisition makes us one of the largest private sector fund companies in India, with combined assets at the time of acquisition, of approximately $1.6 billion and more than 850,000 shareholder accounts.

LINES OF BUSINESS

I. Investment Management and Related Services

We derive substantially all of our revenues from providing investment advisory and investment management, distribution and administrative services to our various family of funds, high net-worth clients, institutional accounts and separate accounts. Our revenues depend to a large extent on the amount of assets under management. Underwriting and distribution revenues, also a large source of revenue, consist of sales charges and commissions derived from sales of our sponsored investment products and distribution and service fees. When used in this report "Franklin Templeton mutual funds" or "funds" means all of the Franklin, Templeton, Mutual Series, Bissett, and Fiduciary mutual funds; "sponsored investment products" means all of the Franklin Templeton mutual funds together with closed-end investment companies, foreign-based investment products, and other U.S. and international private, institutional, high net-worth and separate accounts.

A. Assets Under Management ("AUM")

Investment management fees, our most substantial source of revenue, are based upon the dollar value of assets under management, because we earn most of our revenues from fees linked to the amount of assets in the accounts that we advise. As of September 30, 2002, the type of assets under management by investment objective held by investors on a worldwide basis was:

Type of Assets	Value in Billions	% Total of AUM
Equity Growth potential, income potential or various combinations thereof.	$117.9	48%
Fixed-income Both long and short-term.	$87.5	35%
Hybrid Funds Asset allocation, balanced, flexible and income-mixed funds.	$36.6	15%
Money Funds Short term liquid assets	$5.8	2%

Broadly speaking, the change in the net assets of the sponsored investment products depends upon two factors: (1) the level of sales (inflows) as compared to the level of redemptions (outflows); and (2) the increase or decrease in the market value of the securities held in the portfolio of investments. In recent years, we have become subject to an increased risk of asset volatility, resulting from changes in the domestic and global financial and equity markets. In addition, because we generally derive higher revenues and income from our equity assets, a shift in assets from equity to fixed-income and hybrid funds reduces total revenue and thus, net income. Despite such volatility, we believe that we are more competitive as a result of the greater diversity of sponsored investment products available to our customer base.

B. Types of Investment Management and Related Services

A majority of our revenues are derived from providing investment management, advisory, distribution, transfer agency and related services for the Franklin Templeton mutual funds. We advise, manage and implement the investment activities of and provide other administrative services necessary to operate our registered investment companies, the related U.S.-open-end and closed-end funds or series and our many non-U.S. based sponsored investment products.

1. Advisory Services for Our Funds

We earn investment management fee revenues by providing investment advisory and management services pursuant to investment management agreements with each fund. This business is primarily conducted through our wholly-owned direct and indirect subsidiary companies, including, among others, the following:

Fiduciary International, Inc. ("FII"), a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), provides investment advisory and portfolio management to certain mutual funds and separate accounts;

Franklin Advisers, Inc. ("FAV"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management and administrative services to various Franklin Templeton mutual funds and also provides sub-advisory services to non-affiliated entities;

Franklin Advisory Services, LLC ("FAS"), a registered investment adviser under the Advisers Act, provides investment advisory and portfolio management services to certain of the Franklin Templeton mutual funds and also provides sub-advisory services to non-affiliated entities;

Franklin Mutual Advisers, LLC ("FMA"), a registered investment adviser under the Advisers Act, provides investment and portfolio management services to the Mutual Series funds;

Franklin Templeton Investment Management Limited ("FTIML"), a registered investment adviser in the United Kingdom and under the Advisers Act, provides and serves as an investment adviser to various of our investment companies registered in foreign jurisdictions, including Europe;

Franklin Templeton Investments Corp. ("FTIC"), a registered investment advisor with many of the Canadian securities commissions, a mutual fund dealer with the Ontario Securities Commission and Alberta Securities Commission and an investment adviser under the Advisers Act, provides investment advisory, portfolio management, distribution and administrative services for Canadian registered retail funds;

Franklin Templeton Investments (Asia) Limited ("FTIL"), a registered investment adviser in Hong Kong and under the Advisers Act, provides investment advisory and management services to our sponsored investment products with mandates in the emerging markets;

Templeton Asset Management Ltd. ("TAML"), a registered investment adviser in Singapore, Hong Kong and under the Advisers Act, provides investment advisory and related services to certain Templeton developing funds and portfolios;

Templeton Global Advisors Limited ("TGAL"), a registered investment adviser under the Advisers Act, provides investment advisory, portfolio management, and administrative services to certain of the Templeton funds;

Templeton Investment Counsel, LLC ("TICL"), a registered investment advisor under the Advisers Act, provides investment advisory, portfolio management and administrative services to certain of the Templeton funds and sub-advisory services to certain of the Franklin Funds; and

Franklin Templeton Asset Strategies, LLC ("FTAS"), a registered investment adviser under the Advisers Act and a registered Commodity Pool Operator under the Commodity Exchange Act, provides investment advisory, portfolio management and administrative services to certain of our sponsored investment products with mandates in alternative investments.

Our subsidiary companies conduct research and provide the investment advisory services and determine which securities the funds will purchase, hold or sell as directed by each fund's board of trustees, directors or administrative managers. In addition, the subsidiary companies take all steps necessary to implement such decisions, including selecting brokers and dealers, executing and settling trades in accordance with detailed criteria set forth in the management agreement for each fund, and applicable law and practice. In addition, certain of our subsidiary companies also provide similar investment management and administrative services to a number of non-U.S. open-end and closed-end investment companies, as well as other U.S. and international private and institutional accounts, including certain of our sponsored investment companies organized in Luxembourg and Ireland.

Our investment advisory services include fundamental investment research and valuation analyses, including original economic, political, industry and company research, company visits and inspections, and the utilization of such sources as company public records and activities, management interviews, company prepared information, and other publicly available information, as well as analyses of suppliers, customers and competitors. In addition, research services provided by brokerage firms are used to support our findings.

Investment management and related services are provided pursuant to agreements in effect with each of our U.S.-registered open-end and closed-end funds. Comparable agreements are in effect with foreign-registered funds and with private accounts. In general, the management agreements for our U.S.-registered open-end and closed-end funds must be renewed each year, and must be specifically approved at least annually by a vote of such funds' board of trustees or directors or by a vote of the holders of a majority of such funds' outstanding voting securities. Foreign-registered funds have various termination rights, review and renewal provisions that are not discussed in this report.

Under the majority of investment management agreements, the funds pay us a fee payable monthly in arrears based upon a fund's average daily net assets. Annual fee rates under the various global investment management agreements generally range from 0.15% to a maximum of 2.25% and are often reduced as net assets exceed various threshold levels. The funds generally pay their own expenses such as legal, custody and audit fees, reporting costs, board and shareholder meeting costs, SEC and state registration fees and similar expenses.

We use a "master/feeder" fund structure in limited situations. This structure allows an investment adviser to manage a single portfolio of securities at the "master fund" level and have multiple "feeder funds" invest all of their respective assets into the master fund. Individual and institutional shareholders invest in the "feeder funds" which can offer a variety of service and distribution options. An advisory fee is charged at the master fund level, and administrative and shareholder servicing fees are charged at the feeder fund level.

Our investment management agreements permit us to serve as an adviser to more than one fund so long as our ability to render services to each of the funds is not impaired, and so long as purchases and sales for various advised funds are made on an equitable basis. Our management personnel and the fund directors or boards of trustees regularly review the fund advisory and other administrative fee structures in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. Advisory and other administrative fees are generally waived or voluntarily reduced when a new fund is established and then increased to contractual levels within an established timeline or as net asset values reach certain levels.

Each U.S. investment management or advisory agreement between Franklin Templeton Investments and each fund automatically terminates in the event of its "assignment", as defined in the Investment Company Act of 1940 (the " '40 Act"). In addition, either party may terminate the agreement without penalty after written notice ranging from 30 to 60 days. If management agreements representing a significant portion of our assets under management were terminated, it would have a material adverse impact on our Company. To date, none of our management agreements with any of our retail Franklin Templeton mutual funds have been involuntarily terminated.

2. *Underwriting and Distribution*

A large portion of our revenues under the investment management operating segment is generated from providing underwriting and distribution services. Franklin/Templeton Distributors, Inc. ("FTDI"), a wholly-owned subsidiary of the Company, acts as the principal underwriter and distributor of shares of most of our U.S.-registered open-end mutual funds. Templeton/Franklin Investment Services, Inc. acts as principal underwriter and distributor of the shares of FTI Funds, a Fiduciary product distributed in the U.S. We earn underwriting and distribution fees primarily by distributing the funds pursuant to distribution agreements between FTDI and the funds. Under each distribution agreement, we offer and sell the fund's shares on a continuous basis and pay certain costs associated with underwriting and distributing the funds, including the costs of developing and producing sales literature and printing of prospectuses, which may be then either partially or fully reimbursed by the funds.

Most of our U.S. and non-U.S.-registered retail funds are distributed with a multi-class share structure. We adopted this share structure to provide investors with greater sales charge alternatives for their investments. Class A shares represent a traditional fee structure whereby the investor pays a commission at the time of purchase unless minimum investment criteria are met. Class B shares, which are available in many of our funds globally, have no front-end sales charges but instead have a declining schedule of sales charges (called contingent deferred sales charges) if the investor redeems within a number of years from original purchase date. Class C shares have a pricing structure combining aspects of conventional front-end, back-end and level-load pricing. Class R shares with reduced sales charges are available for purchase by certain retirement plan accounts.

Globally, we offer Advisor Class shares in many of our Franklin Templeton mutual funds and in the U.S. we offer Z Class shares in Mutual Series funds on a limited basis, both of which have no sales charges. FTI Funds, managed by our subsidiary FII, offers three series of funds with no sales charges. The Advisor and Z Class shares are sold to our officers, directors and current and former employees, and are also offered to institutions and investment advisory clients (both affiliated and unaffiliated), as well as individuals generally investing $5 million or more. We also sell money market funds to investors without a sales charge. Under the terms and conditions described in the prospectuses or the statements of additional information for some funds, certain investors can purchase shares at net asset value or at reduced sales charges. In addition, investors may generally exchange their shares of a fund at net asset value for shares within the same class of another Franklin Templeton mutual fund without having to pay additional sales charges.

Our insurance product funds offered for sale in the U.S. generally have a two-class share structure, Class 1 and Class 2, which are offered at net asset value without a sales load directly to the insurance company separate accounts (the shareholder). The only difference between the two classes is that Class 2 shares are assessed a distribution and service fee ("12b-1 fee") (as described below) payable to those who sell and distribute Class 2 shares and provide services to shareholders and contract owners (e.g., FTDI), the insurance company or others. These 12b-1 fees are generally assessed quarterly at an annual rate of 0.25% of the average daily net assets of the class.

The following table summarizes the sales charges and distribution and service fee structure for various share classes of our U.S.-registered retail mutual funds. The fees below generally apply to our U.S.-registered retail mutual funds, however, there are exceptions to this fee schedule for some funds.

Sales Charges and Distribution and Service Fees for Most U.S.-Registered Retail Funds

U.S. Retail Funds	Class A shares	Class B shares (c)	Class C shares (d)	Class R shares
Sales Charge at Time of Sale				
Equity	5.75% (a)	None.	1.00%	None.
Fixed-income	4.25% (a)	None.	1.00%	None.
Contingent Deferred Sales Charge	None. (b)	4% maximum declining to zero after 6-years of each investment.	1% if shareholder sells shares within 18 months of investment.	1% if shareholder sells shares within 18 months of investment.
Maximum Yearly 12b-1 Plan Fees				
Equity	0.35%	1.00%	1.00%	0.50%
Fixed-income				
Taxable	0.25%	0.65%	0.65%	0.50%
Tax-free	0.10%	0.65%	0.65%	None.
Types of investors that may purchase this share class	Any.	Any.	Any.	Qualified plans with assets of less than $10 million, or investment only qualified plans with assets of less than $20 million. Investors with a rollover from a retirement plan that offered Franklin Templeton funds.

U.S. Retail Funds	Advisor Class shares	Z Class shares (e)
Sales Charge At Time of Sale Equity Fixed-income	None.	None.
Contingent Deferred Sales Charge	None.	None.
Maximum Yearly 12b-1 Plan Fees	None.	None.
Types of investors that may purchase this share class	Officers, directors and current and former employees of Franklin Templeton Investments; institutions, investment advisory clients, individuals investing $5 million or more in Franklin or Templeton funds.	Officers, directors and current and former employees of Franklin Templeton Investments; institutions, investment advisory clients, individuals investing $5 million or more in Mutual Series funds and shareholders that hold shares of the Mutual Series funds reclassified as Z shares.

(a) Reductions in the maximum sales charges may be available depending upon the amount invested and the type of investor. In some cases noted in each fund's prospectus or statement of additional information, certain investors may invest in Class A shares at net asset value (with no load). In connection with certain of these no-load purchases, FTDI may make a payment out of its own resources to a broker/dealer involved with that sale.

(b) For Net Asset Value ("NAV") purchases over $1 million, a contingent deferred sales charge ("CDSC") of 1.00% may apply to shares redeemed within one year of investment for purchases made prior to February 1, 2002. A CDSC of 1.00% may apply to shares redeemed within 18 months effective February 1, 2002.

(c) Class B shares convert to Class A shares after eight (8) years of ownership.

(d) FTDI pays a 2.00% dealer commission to brokers of record of Class C Shares, which consists of a 1.00% sales charge assessed to the investor at the time of sale, and 1.00% of which is paid by FTDI. FTDI recovers a portion of the amount it pays to brokers by retaining certain 12b-1 fees assessed during the first 12 months and from collecting contingent deferred sales charges on any redemptions made within 18 months of the time of sale.

(e) When the Company entered into management contracts for the Mutual Series funds, the outstanding shares of Mutual Series funds were reclassified as Z Class shares on October 31, 1996. Current Shareholders who held shares of any Mutual Series funds on October 31, 1996 may continue to purchase Z Class shares of any Mutual Series fund. Shareholders of the Z Class shares may also exchange into Advisor Class shares of other Franklin Templeton mutual funds if otherwise meeting the Advisor Class shares' eligibility requirements. Alternatively, Z Class shareholders may exchange into Class A shares of other Franklin Templeton mutual funds at net asset value, which are subject to 12b-1 fees. FTDI may make a payment out of its own resources to a broker/dealer involved in selling Z Class shares.

Our non-U.S.-registered funds, including the Tax Class shares offered in Canada, have various sales charges and fee structures that are not discussed in this report.

The distribution agreements with the funds generally provide for FTDI to pay commission expenses for sales of fund shares to broker/dealers. These broker/dealers receive various sales commissions and other fees from FTDI, including fees from investors and the funds, for services in matching investors with funds whose investment objectives match such investors' goals and risk profiles. Broker/dealers may also receive fees for their assistance in explaining the operations of the funds, in servicing the investor's account, reporting and various other distribution services. Franklin Templeton mutual fund shares are sold primarily through a large network of independent intermediaries, including broker/dealers, banks and other similar investment advisers. We are heavily dependent upon these distribution channels and business relationships. There is increasing competition for access to these channels, which has caused our distribution costs to rise and could cause further increases in the future as competition continues and service expectations increase. As of September 30, 2002, over 4,000 local, regional and national securities brokerage firms offered shares of the U.S.-registered Franklin Templeton mutual funds for sale to the investing public. In the U.S., we have approximately 85 general wholesalers and 8 retirement plan wholesalers who interface with the broker/dealer community.

Most of the U.S.-registered Franklin Templeton mutual funds, with the exception of certain Franklin Templeton money market funds, have adopted distribution plans (the "Plans") under Rule 12b-1 promulgated under the '40 Act ("Rule 12b-1"). The Plans are established for an initial term of one (1) year and, thereafter, must be approved annually by the particular fund's board of directors and by a majority of its disinterested fund directors/trustees. All such Plans are subject to termination at any time by a majority vote of the disinterested directors or by the particular fund shareholders. The Plans permit the funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing, advertising, printing and sales promotion. The implementation of the Plans provided for a lower fee on Class A shares acquired prior to the adoption of such Plans. Fees from the Plans are paid primarily to third-party dealers who provide service to the shareholder accounts, and engage in distribution activities. FTDI may also receive reimbursement from the funds for various expenses that FTDI incurs in distributing the funds, such as marketing, advertising, printing and sales promotion subject to the Plans' limitations on amounts. Each fund has a percentage limit for these type of expenses based on average daily net assets under management.

Class B and C shares are generally more costly to us in the year of sale, but they allow us to be competitive by increasing our presence in various distribution channels. We have arranged to finance Class B and certain Class C share deferred commissions arising from our U.S., Canadian and European operations through Lightning Finance Company Limited, a company in which we have an ownership interest. The repayment of the financing advances is limited to the cash flows generated by the funds' 12b-1 Plans and by any contingent deferred sales charges collected in connection with early redemptions (within six years after purchase on Class B shares).

The sales commissions and payments below, payable to qualifying broker/dealers, generally apply to our U.S.-registered retail funds, however, there are exceptions to this schedule for some funds.

Sales Commissions and Other Payments Paid to Qualifying Broker/Dealers and Other Intermediaries for Most U.S.-Registered Retail Funds

U.S. Retail Funds	Class A Shares	Class B Shares	Class C Shares	Class R Shares (g)
Dealer Commission at Time of Sale				
Equity	5.00%	4.00%	2.00%	1.00%
Fixed-income	4.00%	3.00% (b)	2.00%	1.00%
Maximum Yearly 12b-1 Plan Fees				
Equity	0.25% (a)	1.00% (c)	1.00% (e)	0.35%
Fixed-income				0.35%
Taxable	0.25% (a)	0.65% (d)	0.65% (f)	
Tax-free	0.10%	0.65% (d)	0.65% (f)	

(a) The fees referenced above generally apply, however, there are certain individual funds that may apply a different fee structure, including the Rising Dividends Fund whose 12b-1 fee is 0.50%, certain equity funds whose 12b-1 fees are 0.35% and certain taxable fixed-income funds whose 12b-1 fees are 0.15%.

(b) Certain fixed-income funds now pay 4.00%.

(c) FTDI receives a fee equal to 0.75% and pays 0.25% to the broker/dealer on the daily average assets in the account. After 8 years from the date of the investment, Class B shares are converted into Class A shares.

(d) FTDI receives a fee equal to 0.50% and pays 0.15% to the broker/dealer on the daily average assets in the account. After 8 years from the date of the investment, Class B shares are converted into Class A shares.

(e) FTDI retains a fee equal to 0.75% and pays 0.25% to the dealer/broker on the average assets in the account for the first twelve (12) months following the sale, after which the full 12b-1 fee is paid to the broker/dealer.

(f) FTDI retains a fee equal to 0.50% and pays 0.15% to the dealer/broker on the assets in the account for the first twelve (12) months following the sale, after which it is paid to the broker/dealer.

(g) With respect to Class R Shares, dealers may be eligible to receive a 12b-1 fee of 0.35% starting in the 13th month. During the first 12 months, the full 12b-1 fee will be paid to FTDI to partially offset commission paid at the time of purchase. Starting in the 13th month, FTDI will receive 0.15%. Dealers may be eligible to receive the full 0.50% 12b-1 fee starting at the time of purchase if they forego the prepaid commission of 1%.

Our various foreign subsidiaries provide underwriting and distribution services for our non-U.S.-registered open-end mutual funds, and pay various sales commissions and other payments to qualifying broker dealers and other intermediaries that are not discussed in this report.

3. *Shareholder Services*

Our subsidiary, Franklin Templeton Investor Services, LLC ("FTIS"), provides shareholder record keeping services and acts as transfer agent and dividend-paying agent for the U.S.-registered Franklin Templeton open-end funds. FTIS is registered with the SEC as a transfer agent under the Securities Exchange Act of 1934 (the " '34 Act"). FTIS is compensated under an agreement with each fund on the basis of an annual fee per account, which varies with the fund and the type of services being provided, and is reimbursed for out-of-pocket expenses. In addition, certain funds compensate FTIS based on assets under management. Other subsidiaries provide the same services to the open-end funds offered for sale in Canada, Europe and Asia under similar fee arrangements.

4. *Administrative Services*

Generally, the funds themselves have no paid employees. Through our subsidiaries, including Franklin Templeton Services, LLC ("FTS"), we provide and pay the salaries of personnel who serve as officers of the Franklin Templeton mutual funds, including the President and other administrative personnel as necessary to conduct such funds' day-to-day business operations. These personnel provide information, ensure compliance with securities regulations, maintain accounting systems and controls, prepare annual reports and perform other administrative activities. FTS is compensated under an agreement with each fund on the basis of assets under management.

C. *High Net-Worth Investment Management*

Through our subsidiary, Fiduciary, and our Canadian high net-worth business unit, Bissett, we provide global investment management and market and sell our sponsored investment products to high net-worth individuals and families. These services focus on managing family wealth from generation to generation through a full service package including wealth management, estate planning, private funds, private banking, and custody services. Our high net-worth client business seeks to maintain relationships that span generations and help families plan the best method of intergenerational wealth transfer.

Individual client assets are held in accounts separately managed by individual portfolio managers. These portfolio managers determine asset allocation and stock selection for client accounts, taking into consideration each client's specific long-term objectives while utilizing our macroeconomic and individual stock research.

We offer clients personalized attention and estate planning expertise in an integrated package of services under the *Family Resource Management®* ("FRM") brand. Services under FRM provide clients with an integrated strategy to optimize wealth accumulation and maximize after-tax wealth transfer to the next generation. These services include advice concerning strategic planning and asset allocation, investment management, and custody and reporting.

D. *Institutional Investment Management*

We provide a broad array of investment management services to institutional clients, focusing on foundations, endowment funds and government and corporate pension funds. Our subsidiaries offer a wide range of both domestic and international equity, fixed-income and specialty products through a variety of investment vehicles, including separate and commingled accounts and open-ended domestic and offshore mutual funds.

We operate our institutional business through FTI Institutional, LLC, a registered investment adviser under the Advisers Act. This entity distributes and markets our investment advisory capabilities to our institutional accounts under the Franklin, Templeton, Mutual Series, Bissett and Fiduciary brand names globally. We primarily attract new institutional business through our strong relationships with pension and management consultants and through additional mandates from our existing client relationships.

During fiscal 2002, we created the Retirement Group, a division of our subsidiary FTDI, to service sponsors of defined contribution plans, including 401(k)s, bundled deferred contribution plans, variable annuity products and individual retirement accounts. This business unit will allow us to focus on expanding sales of our asset management capabilities to the retirement industry by offering a number of investment options, including sub-advised portfolios, mutual funds, education savings plans and variable insurance trusts.

E. *Separately Managed Accounts*

Through our subsidiaries, Franklin Private Client Group, Inc. ("FPCG"), a registered investment adviser, and Templeton Private Client Group ("TPCG"), a division of Templeton/Franklin Investment Services, Inc. ("TFIS"), we provide private portfolio management services and advisory services through third party broker/dealer wrap fee programs. Our subsidiary, TFIS, also serves as a direct marketing broker/dealer for institutional investors in the Franklin Templeton mutual funds. Through our various subsidiaries, we also market and distribute our sponsored investment products to individually managed and separate accounts.

F. *Trust and Custody*

Our subsidiary, Fiduciary, provides trust and custody business including global master custody and support services to high net-worth and institutional clients. Through various trust company subsidiaries, including Fiduciary, we offer a wide range of investment-related services, including, custody and administration, trust services, estate planning, tax planning, securities brokerage, trade clearance and private banking to high net-worth individuals, families and institutional clients in the U.S. and abroad. In addition to custody services, we also offer clients with a series of other services, including foreign exchange, performance measurement, securities lending and brokerage services. We provide planned giving administration for non-profit organizations and related custody services, including pooled income funds, charitable remainder trusts, charitable lead trusts and gift annuities, for which we may or may not act as trustee.

Our other subsidiaries involved in the trust business, either as trust companies or companies investing in trust companies, include Fiduciary Investment Corporation, an investment company incorporated under New York State Banking Law and an indirect holding company for many of the trust company subsidiaries; Fiduciary Trust International of the South, a Florida state-chartered limited purpose trust company; Fiduciary Trust International of California, a California state-chartered limited purpose trust company; Fiduciary Trust International of Delaware, a Delaware state-chartered limited purpose trust company; FTI-Banque Fiduciary Trust, a Swiss bank based in Geneva, Switzerland; FTCI (Cayman) Ltd., an offshore trust company licensed as a bank and trust company (with a type "B" license) in the Cayman Islands; and Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"). All of the trust companies referenced above have full trust power. FTB&T, among other things, exercises full trust powers and serves primarily as custodian of Individual Retirement Accounts ("IRA") and business retirement plans.

G. *Summary of Our Sponsored Investment Products*

Our sponsored investment products are offered to retail, institutional, high net-worth and separate accounts, which include individual investors, qualified groups, trustees, tax-deferred (such as IRAs) or money purchase plans, employee benefit and profit sharing plans, trust companies, bank trust departments and institutional investors in over 128 countries.

1. *Investment Objectives*

The sponsored investment products that we offer accommodate a variety of investment goals, including growth, growth at a reasonable price, value, capital appreciation, growth and income, income, tax-free income and preservation of capital. In seeking to achieve such objectives, each portfolio emphasizes different investment securities.

Our equity investment products include some that are value-oriented, others that reflect a growth style of investing and some that use a combination of growth and value. Value investing focuses on identifying companies which our research analysts and portfolio managers believe are undervalued based on a number of factors. Portfolios that seek capital appreciation invest primarily in equity securities in a wide variety of international and U.S. markets; some seek broad national market exposure, while others focus on narrower sectors such as precious metals, health care, emerging technology, large-cap companies, small-cap companies, real estate securities and utilities. Growth investing relies on the review of macro-economic, industry and sector trends to identify companies that exhibit superior growth potential relative to industry peers and the broad market. Unlike other management styles that focus on short-term market trends, our growth portfolio investment management team invests in companies demonstrating long-term growth potential, based mainly on proprietary in-house analysis and research.

Portfolios seeking income generally focus on taxable and tax-exempt money market instruments, tax-exempt municipal bonds, global fixed-income securities, fixed-income debt securities of corporations and of the U.S. government and its agencies and instrumentalities such as the Government National Mortgage Association, the Federal National Mortgage Association, and the Federal Home Loan Mortgage Corporation, and of the various states in the U.S. Still others focus on investments in particular countries and regions, such as emerging markets.

Again, we also provide investment management and related services to a number of closed-end investment companies whose shares are traded on various major U.S. and some international stock exchanges. In addition, we provide investment management, marketing and distribution services to SICAV ("Societe d' Investissement a Capital Variable") funds and umbrella unit trusts organized in Luxembourg and Ireland, respectively, which are distributed in international market places, as well as to locally organized funds in various countries outside the U.S.

Our sponsored investment products also include portfolios managed for some of the world's largest corporations, endowments, charitable foundations, pension funds, wealthy individuals and other institutions. We use various investment techniques to focus on specific client objectives for these specialized portfolios.

2. *Types of Sponsored Investment Products*

As of September 30, 2002, our U.S.-registered open-end mutual funds accounted for $148.0 billion of our assets under management. As of this date, the net assets under management of our 5 largest funds were Franklin California Tax-Free Income Fund, Inc. ($14.7 billion), Templeton Growth Fund ($11.4 billion), Franklin U.S. Government Securities Fund ($9.3 billion), Templeton Foreign Fund ($8.7 billion), and Franklin Income Fund ($8.6 billion). These 5 mutual funds represented, in the aggregate, 21.3% of our assets under management.

Franklin Templeton Variable Insurance Products Trust, our insurance products trust, offers 24 funds, with assets of $6.6 billion as of September 30, 2002. The insurance product funds are available as investment options through variable insurance contracts. Most of the funds have been fashioned after some of the more popular funds offered to the general public and are managed, in most cases, by the same investment adviser.

Our U.S. closed-end and interval (floating rate) funds accounted for $4.3 billion of our assets under management. Our U.S. separately managed accounts, partnership and trust accounts made up $5.1 billion of our assets under management. On a Company-wide basis, institutional separate and high net-worth accounts accounted for $58.6 billion of assets under management.

In addition, $25.2 billion of our assets under management were held in foreign-based funds and open-end and closed-end accounts whose investment objectives vary, but are primarily international and global equity-oriented.

The following table shows the various types of our U.S.-registered open-end mutual funds and dedicated insurance product funds as of September 30, 2002, and is categorized using the Investment Company Institute ("ICI") definitions, which are more detailed than the broad investment objective definitions used in "MD&A" and in our Consolidated Financial Statements.

U.S.-REGISTERED OPEN-END MUTUAL FUNDS (a)

CATEGORY (and approximate assets under management, as of September 30, 2002) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
I. EQUITY FUNDS ($75.2)			
A. Capital Appreciation Funds ($16.5)	Seek capital appreciation; dividends are not a primary consideration.		
1. Aggressive Growth Funds	Invest primarily in common stocks of small, growth companies.	4	2
2. Growth Funds	Invest primarily in common stocks of well-established companies.	8	2
3. Sector Funds	Invest primarily in common stocks of companies in related fields.	8	3
B. World Equity Funds ($38.9)	Invest primarily in stocks of foreign companies.		
1. Emerging Market Funds	Invest primarily in companies based in developing regions of the world.	2	1
2. Global Equity Funds	Invest primarily in equity securities traded worldwide, including those of U.S. companies.	12	2
3. International Equity Funds	Must invest in equity securities of companies located outside the U.S. and cannot invest in U.S. company stocks.	3	2
4. Regional Equity Funds	Invest in companies based in a specific part of the world.	4	2
C. Total Return Funds ($19.8)	Seek a combination of current income and capital appreciation.		
1. Growth and Income Funds	Invest primarily in common stocks of established companies with the potential for growth and a consistent record of dividend payments.	7	4
II. HYBRID FUNDS ($9.5)	May invest in a mix of equity, fixed-income securities and derivative instruments.		
A. Asset Allocation Funds ($0.5)	Invest in various asset classes including, but not limited to, equities, fixed-income securities and money market instruments. They seek high total return by maintaining precise weightings in asset classes.	3	1
B. Income-mixed Funds ($9.0)	Invest in a variety of income-producing securities, including equities and fixed-income securities. These funds seek a high level of current income without regard to capital appreciation.	1	1

(a) This table excludes separately managed accounts, trust and partnership accounts and closed-end funds. A significant number of institutional assets are invested in U.S. Open-end mutual funds and are disclosed in the table.

CATEGORY (and approximate assets under management, as of September 30, 2002) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
III. TAXABLE BOND FUNDS ($14.5)			
A. High Yield Funds ($2.2)	Invest two-thirds or more of their portfolios in lower rated U.S. corporate bonds (Baa or lower by Moody's and BBB or lower by Standard and Poor's rating services).	1	1
B. World Bond Funds ($0.5)	Invest in debt securities offered by foreign companies and governments. They seek the highest level of current income available worldwide.		
1. Global Bonds Funds: General	Invest in worldwide debt securities with no stated average maturity or an average maturity of five years or more. These funds may invest up to 25% of assets in companies located in the U.S.	1	2
2. Global Bond Funds: Short Term	Invest in debt securities worldwide with an average maturity of one to five years. These funds may invest up to 25% of assets in companies located in the U.S.	1	0
3. Other World Bond Funds	Invest in international bond and emerging market debt funds, foreign government and corporate debt instruments.	1	0
C. Government Bond Funds ($11.0)	Invest in U.S. Government bonds of varying maturities. They seek high current income.		
1. Government Bond Funds: Intermediate Term	Invest two-thirds or more of their portfolios in U.S. Government securities with an average maturity of five to ten years. Securities utilized by investment managers may change with market conditions.	0	1
2. Government Bond Funds: Short Term	Invest two-thirds or more of their portfolios in U.S. Government securities with an average maturity of one to five years. Securities utilized by investment managers may change with market conditions.	1	0
3. Mortgage-backed Funds	Invest two-thirds or more of their portfolios in pooled mortgage-backed securities.	3	0
D. Strategic Income Funds ($0.7)	Invest in a combination of U.S. fixed-income securities to provide a high level of current income.	2	2
E. Corporate Bond Funds ($0.1) Short Term		1	0

CATEGORY (and approximate assets under management, as of September 30, 2002) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS	NO. OF INSURANCE PRODUCT FUNDS
IV. TAX-FREE BOND FUNDS ($51.0)			
A. State Municipal Bond Funds ($36.0)	Invest primarily in municipal bonds issued by a particular state. These funds seek high after-tax income for residents of individual states.		
1. State Municipal Bond Funds: General	Invest primarily in the single-state municipal with an average maturity of greater than five years or no specific stated maturity. The income from these funds is largely exempt from federal as well as state income tax for residents of the state.	30	0
B. National Municipal Bond Funds ($15.0)	Invest primarily in the bonds of various municipal issuers in the U.S. These funds seek high current income free from federal tax.		
1. National Municipal Bond Funds: General	Invest primarily in municipal bonds with an average maturity of more than five years or no specific stated maturity.	4	0
V. MONEY MARKET FUNDS ($4.3)			
A. Taxable Money Market Funds ($3.4)	Invest in short-term, high-grade money market securities and must have average maturity of 90 days or less. These funds seek the highest level of income consistent with preservation of capital (i.e. maintaining a stable share price).		
1. Taxable Money Market Funds: Government	Invest primarily in U.S. Treasury obligations and other financial instruments issued or guaranteed by the U.S. Government, its agencies or its instrumentalities.	2	0
2. Taxable Money Market Funds: Non-government	Invest in a variety of money market instruments, including certificates of deposit from large banks, commercial paper and bankers' acceptances.	5	1
B. Tax-Exempt Money Market Funds ($0.9)	Invest in short-term municipal securities and must have average maturities of 90 days or less. These funds seek the highest level of income - free from federal and, in some cases, state and local taxes - consistent with preservation of capital.		
1. National Tax-Exempt Money Market Funds	Invest primarily in short-term securities of various U.S. municipal issuers.	1	0
2. State Tax-Exempt Money Market Funds	Invest primarily in short-term securities of municipal issuers in a single state to achieve the highest level of tax-free income for residents of that state.	2	0

The following table sets forth the types of our non-U.S. open-end mutual funds as of September 30, 2002 and is categorized by investment objectives and sales region.

<u>*NON-U.S. OPEN-END MUTUAL FUNDS (a)*</u>

CATEGORY (and approximate assets under management, as of September 30, 2002) In Billions	INVESTMENT OBJECTIVE	NO. OF MUTUAL FUNDS BY SALES REGION	
I. EQUITY FUNDS ($14.5)			
A. Global/International Equity ($13.6)	Invest in equity securities of companies traded worldwide, including foreign and U.S. companies.	Asia Pacific: Canada: UK/Europe:	37 18 32
B. Domestic (U.S.) Equity ($0.9)	Invest in equity securities of U.S. companies.	Canada: UK/Europe:	4 12
II. FIXED-INCOME FUNDS ($5.2)			
A. Global/International Fixed-Income ($1.9)	Invest worldwide in debt securities offered by foreign companies and governments. These funds may invest assets in debt securities offered by companies located in the U.S.	Asia Pacific: Canada: UK/Europe:	28 5 7
B. Domestic Fixed-Income ($3.3)	Invest in debt securities offered by U.S. companies and the U.S. government and/or municipalities located in the U.S.	Asia Pacific: UK/Europe:	1 3
III. HYBRID FUNDS ($0.7)	May invest in a mix of global equity, fixed-income securities and derivative instruments.	Asia Pacific: Canada: UK/Europe:	17 7 4
IV. TAXABLE MONEY FUNDS ($1.5)	Invest in short term high grade money market securities issued or guaranteed by domestic or global governments or agencies.	Asia Pacific: Canada: UK/Europe:	7 3 2

(a) Does not include the Franklin Templeton Global Fund, the Fiduciary Emerging Markets Bond Fund, nor fund-of-funds mutual funds. For purposes of this table, we consider the sales region to be where a fund is based and primarily sold and not necessarily the region where a particular fund is invested. Many funds are also distributed across different sales regions (e.g. SICAV funds are based, primarily sold in and therefore considered to be within the U.K./Europe sales region, although also distributed in the Asia Pacific sales region), but are only designated a single sales region in the table.)

3. Fund Introductions, Mergers and Liquidations

From time to time, as market conditions or investor demand warrants, we introduce new funds, merge existing funds or liquidate existing funds. During the fiscal year ended September 30, 2002, we added and introduced a number of funds both within the U.S. and internationally.

In the U.S., we expanded our product line by launching new funds and share classes, including those targeted to our institutional clients. We introduced a new R share class for our retirement business in the U.S. We also added two donor-advised fund alternatives for our clients, including one for Franklin Templeton retail clients and the other for high net-worth clients of our subsidiary, Fiduciary.

Internationally, through our indirect wholly-owned investment management and advisory subsidiaries and joint ventures, we continued to expand our business in and launched new funds and investment products to target country specific markets. Through our acquisition of Pioneer, we not only added new funds and investment products in India, but also became that country's largest non-Indian mutual fund manager. In Canada, we added new wrap investment portfolios and launched a series of funds known as the Quotential Program, which consists of fund-of-fund mutual funds. In other parts of Asia, including Korea, Japan and

Singapore, we launched a variety of fixed-income and hybrid funds. In Europe, we introduced funds in, among other regions, Ireland, the United Kingdom, Germany, Sweden, Switzerland and France. We also added an additional share class for our Luxembourg-domiciled SICAV funds and a Euro-denominated share class of the Mutual European Fund.

During the fiscal year ended September 30, 2002, the following fund mergers and liquidations took place: 3 variable annuity funds merged into other variable annuity funds; 4 FTI Funds were merged into 3 Franklin Funds and 1 Templeton Fund; 2 Dublin-domiciled FTI Funds were liquidated; 2 closed-end funds were merged into 1 open-end fund and 1 closed-end fund was merged into another closed-end fund.

II. Banking/Finance Operations

Our secondary business segment is banking/finance, which offers select retail, consumer, private banking and credit related services.

Our subsidiary, Fiduciary, is a New York state chartered bank and provides private banking services primarily to high net-worth clients who maintain trust, custody and or investment management accounts with Fiduciary. Fiduciary's private banking and credit products include, among others, loans secured by marketable securities, foreign exchange services, deposit accounts and other credit services. As discussed in Investment Management and Related Services, Fiduciary also offers investment management, trust and estate, custody and related services to institutional accounts and high net-worth individuals and families.

Franklin Capital Corporation ("FCC") is a subsidiary of FRI, which was formed to expand our lending activities related primarily to the purchase, securitization and servicing of retail installment sales contracts ("automobile contracts") originated by independent automobile dealerships. FCC, headquartered in Utah, conducts its business primarily in the Western region of the U.S. and is a finance company organized and licensed under the laws of Utah. As of September 30, 2002, FCC's total assets included $103 million of outstanding automobile contracts. During fiscal 2002, FCC securitized approximately $544.8 million of automobile contract receivables for which it maintains servicing rights. FCC continues to service $530.9 million of receivables that have been securitized to date. See Note 6 in the Notes to the Financial Statements.

Our securitized consumer receivables business is subject to marketplace fluctuation and competes with businesses with significantly larger portfolios. Auto loan and credit card portfolio losses can be influenced significantly by trends in the economy and credit markets which reduce borrowers' ability to repay loans. A more detailed analysis of loan losses and delinquency rates in our consumer lending and dealer auto loan business is contained in Note 5 in the Notes to the Financial Statements.

Our subsidiary Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"), with total assets of $192.3 million, as of September 30, 2002, provides FDIC insured deposit accounts and general consumer loan products such as credit card loans, fund-secured loans and auto loans. FTB&T (formerly known as Franklin Bank) became chartered as a federal savings bank on May 1, 2000 when the Office of Thrift Supervision approved FTB&T's application to convert from a California state banking charter to a Federal thrift charter. Immediately following the conversion of FTB&T's state charter to a federal thrift charter, Franklin Templeton Trust Company, a California chartered trust company, was merged into FTB&T and continues to perform its prior activities as a division of FTB&T.

Our other banking subsidiaries include, FTI-Banque Fiduciary Trust, a Swiss bank based in Geneva, Switzerland, which provides an array of private banking trust and investment services to clients outside of the U.S., and FTCI (Cayman) Ltd., a licensed bank and trust company in the Cayman Islands.

REGULATORY CONSIDERATIONS

Virtually all aspects of our business, including those conducted through our various subsidiaries, are subject to various federal, state, and foreign regulation, and supervision. Domestically, we are subject to regulation and supervision by, among others, the SEC, the National Association of Securities Dealers ("NASD"), the

Federal Reserve Board (the "FRB"), the Federal Deposit Insurance Corporation ("FDIC"), the Office of Thrift Supervision and the New York State Banking Department. Globally, we are subject to regulation and supervision by, among others, the Ontario and Alberta Securities Commissions in Canada, the Monetary Authority of Singapore, the Financial Services Authority in the United Kingdom, the Central Bank of Ireland, the Securities and Futures Commission of Hong Kong, the Korean Ministry of Finance and Economy and the Financial Supervisory Commission in Korea, and the Securities Exchange Board of India. The Advisers Act imposes numerous obligations on our subsidiaries, which are registered as investment advisers, including record keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The '40 Act imposes similar obligations on the investment companies that are advised by our subsidiaries. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the '40 Act, ranging from fines and censure to termination of an investment adviser's registration. FRI and many of the investment companies advised by our various subsidiaries are also subject to the recently enacted Sarbanes-Oxley Act of 2002.

Since 1993, the NASD Conduct Rules have limited the amount of aggregate sales charges which may be paid in connection with the purchase and holding of investment company shares sold through brokers. The effect of the rule might be to limit the amount of fees that could be paid pursuant to a fund's 12b-1 Plan to FTDI, our principal underwriting and distribution subsidiary, which earns underwriting commissions on the distribution of fund shares in the U.S. Such limitations would apply in a situation where a fund has no, or limited, new sales for a prolonged period of time. None of the Franklin Templeton mutual funds are in, or close to, that situation at the present time.

Following the acquisition of Fiduciary, in fiscal 2001, the Company became a bank holding company under the BHC Act and is subject to supervision and regulation by the FRB. Pursuant to the GLB Act, as a qualifying bank holding company, we also became a financial holding company, which enables us to affiliate with a far broader range of financial companies than had previously been permitted for bank holding companies. Permitted affiliates include securities brokers, underwriters and dealers, investment managers, mutual fund distributors, insurance companies and companies engaged in other activities that are "financial in nature or incidental thereto" or "complementary" to a financial activity. The FRB has issued interim rules specifying that organizing, sponsoring, and managing a mutual fund are activities that are permissible for financial holding companies under certain guidelines. A bank holding company may elect to become a financial holding company if, as in our case, each of its subsidiary banks and other depository institution subsidiaries is well capitalized, is well managed and has at least a "satisfactory" rating under the Community Reinvestment Act (the "CRA").

The FRB may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the FRB believes that the Company does not have the appropriate financial and managerial resources to commence or conduct an activity, make an acquisition, or retain ownership of a company. The GLB Act establishes the FRB as the umbrella supervisor for financial holding companies and adopts an administrative approach to regulation that requires the FRB to defer to the actions and requirements of the U.S. "functional" regulators of subsidiary broker/dealers, investment advisers, investment companies, insurance companies, and other regulated non-depository institutions.

FRB policy provides that, as a matter of prudent banking, a bank holding company generally should not pay dividends unless its net income is sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the holding company and its bank and thrift institution subsidiaries. As we are a bank holding company, this policy may be applied to us even though we are also a financial holding company.

Almost every aspect of the operations and financial condition of our banking and thrift subsidiaries are subject to extensive regulation and supervision and to various requirements and restrictions under Federal and state law, including requirements governing capital adequacy, management practices, liquidity, branching, earnings, loans, dividends, investments, reserves against deposits, and the provision of services. Under Federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be "undercapitalized" as determined by the Federal bank regulatory agencies. The relevant Federal banking regulatory agencies, and the state banking regulatory agencies, also have authority to prohibit a bank or a bank holding company from engaging in what, in the opinion of the regulatory body, constitutes an unsafe or unsound practice.

Each of our banking subsidiaries is subject to restrictions under Federal law that limit transactions with FRI and its non-bank subsidiaries, including loans and other extensions of credit, investments or asset purchases. These and various other transactions, including any payment of money to FRI and its non-bank subsidiaries, must be on terms and conditions that are, or in good faith would be, offered to companies that are not affiliated with these companies.

Federal banking agencies are required to take prompt supervisory and regulatory actions with respect to institutions that do not meet minimum capital standards. There are five defined capital tiers, the highest of which is "well capitalized." A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Undercapitalized institutions may not accept, renew or roll over brokered deposits. To remain a financial holding company, each company's banking subsidiaries must be well capitalized and well managed. As of September 30, 2002, our bank and thrift subsidiaries continued to be considered "well capitalized" and "well managed". See "MD&A".

The FRB has adopted various capital guidelines for bank holding companies. The GLB Act authorizes the FRB to establish consolidated capital requirements for financial holding companies. The GLB Act prohibits the FRB from imposing capital requirements on functionally regulated non-bank subsidiaries of a financial holding company, such as broker/dealers and investment advisers. The FRB has not published consolidated capital requirements specific to financial holding companies, but may do so in the future.

The Federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject FRI, our thrift and banking subsidiaries, as well as officers, directors and other so-called "institution-affiliated parties" of these organizations, to administrative sanctions and potentially substantial civil money penalties. In addition, the appropriate Federal banking agency may appoint the FDIC as conservator or receiver for a banking institution, or the FDIC may appoint itself if any one or more of a number of circumstances exist.

COMPETITION

The financial services industry is highly competitive and has increasingly become a global industry. There are approximately 8,300 open-end investment companies of varying sizes, investment policies and objectives whose shares are being offered to the public in the U.S. Due to our international presence and varied product mix, it is difficult to assess our market position relative to other investment managers on a worldwide basis, but we believe that we are one of the more widely diversified investment managers in the U.S. We believe that our equity and fixed-income asset mix coupled with our global presence will serve our competitive needs well over the long term. We continue to focus on service to customers, performance of investment products and extensive marketing activities with our strong broker/dealer and other financial institution distribution network as well as high net-worth customers.

We face strong competition from numerous investment management, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions, which offer a wide range of financial and investment management services to the same institutional accounts, separate accounts and high net-worth customers that we are seeking to attract. In recent years, there has been a trend of consolidation in the financial services industry, resulting in stronger competitors with greater financial resources than us.

We rely largely on intermediaries to sell and distribute Franklin Templeton mutual fund shares. In addition to offering our products, many of these intermediaries also have mutual funds under their own names that compete directly with our products. These intermediaries could decide to limit or restrict the sale of our fund shares, which could lower our future sales and cause our revenues to decline. We have and continue to pursue sales relationships with all types of intermediaries to broaden our distribution network. We have experienced increased costs related to maintaining our distribution channels and we anticipate that this trend will continue.

We have implemented an award winning Internet platform to compete with the rapidly developing and evolving capabilities being offered with this technology. Together with several large financial services companies, we made a capital investment in the development of an industry-wide Internet portal, known as Advisorcentral.com, which provides our broker, dealer and investment advisor customers with the ability to view their clients' holdings using one log-in ID.

As investor interest in the mutual fund industry has increased, competitive pressures have increased on sales charges of broker/dealer distributed funds. We believe that, although this trend will continue, a significant portion of the investing public still relies on the services of the broker/dealer or financial adviser community, particularly during weaker market conditions.

We believe that we are well positioned to deal with changes in marketing trends as a result of our already extensive advertising activities and broad based marketplace recognition. We conduct significant advertising and promotional campaigns through various media sources to promote brand recognition. We advertise in major national financial publications, as well as on radio and television to promote brand name recognition and to assist our distribution network. Such activities included purchasing network and cable programming, sponsorship of sporting events, and extensive newspaper and magazine advertising.

Diverse and strong competition affects the banking/finance segment of our business as well, and limits the fees that can be charged for our services. For example, in the banking segment we compete with many types of institutions for consumer loans, including the finance subsidiaries of large automobile manufacturers, which have offered special incentives to stimulate automobile sales, including no-interest loans. These product offerings by our competitors limit the interest rates that we can charge on consumer loans.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Information on our operations in various geographic areas of the world and a breakout of business segment information is contained in Note 9 in the Notes to the Consolidated Financial Statements.

INTELLECTUAL PROPERTY

We have used, registered, and/or applied to register certain trademarks and service marks to distinguish our sponsored investment products and services from those of our competitors in the U.S. and in foreign countries and jurisdictions, including Franklin®, Templeton®, Bissett®, Mutual Series®, and Fiduciary™. We enforce our trademark, service mark and trade name rights in the U.S. and abroad.

EMPLOYEES

As of September 30, 2002, we employed approximately 6,700 employees in our offices located in 28 countries. We consider our relations with our employees to be satisfactory.

Item 2. Properties

We conduct our worldwide operations using a combination of leased and owned facilities. While we believe we have sufficient facilities to conduct business during fiscal 2003, we will continue to lease, acquire and dispose of facilities throughout the world as necessary.

We lease space domestically in California, Delaware, Florida, New Jersey, New York, Utah and the District of Columbia, and internationally in Abu Dhabi, Australia, Belgium, Brazil, Canada, England, France, Germany, Holland, Hong Kong, India, Italy, Japan, Korea, Luxembourg, Poland, Russia, Scotland, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, and Turkey. As of September 30, 2002, we leased and occupied approximately 1.68 million square feet of space. We also subleased to third parties a total of 0.4 million square feet of space.

In addition, we own 6 buildings near Sacramento, California, as well as 5 buildings in St. Petersburg, Florida, 2 buildings in Nassau, Bahamas, as well as space in office buildings in Argentina, China and Singapore. The buildings we own consist of approximately 1.06 million square feet. Since we operate on a unified basis, corporate activities, fund related activities, accounting operations, sales, real estate and banking operations, auto loans and credit cards, management information system activities, publishing and printing operations, shareholder service operations and other business activities and operations take place in a variety of such locations. In fiscal 2002 we sold two of our buildings, one located in St. Petersburg, Florida for $7 million and one located in Rancho Cordova, California for $10 million.

We lease our corporate headquarters in San Mateo, California from a lessor trust under an operating lease that expires in fiscal 2005. In connection with this lease, we are contingently liable for approximately $145 million in residual guarantees, representing approximately 85% of the total construction costs of $170 million. The lease includes renewal options that can be exercised at the end of the initial lease period, and purchase options that can be exercised prior to the expiration of the lease term. We are monitoring the project of the Financial Accounting Standards Board to address accounting for special purpose entities to determine the effect, if any, it may have on our treatment of the owner-lessor trust described above.

Item 3. Legal Proceedings

There have been no material developments in the litigation previously reported in our Form 10-Q for the period ended June 30, 2002 as filed with the SEC on August 12, 2002. We are involved from time to time in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect our business or financial position.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of the fiscal year covered by this report, no matter was submitted to a vote of security holders.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Information About Our Common Stock

Our common stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange under the ticker symbol "BEN", and the London Stock Exchange under the ticker symbol "FKR." On September 30, 2002, the closing price of FRI's common stock on the NYSE was $31.10 per share. At December 3, 2002, there were approximately 5,100 shareholders of record. Based on nominee solicitation, we believe that there are approximately 23,000 beneficial shareholders whose shares are held in street name.

The following table sets forth the high and low sales prices for our common stock on the NYSE.

	2002 Fiscal Year		2001 Fiscal Year	
Quarter	High	Low	High	Low
October-December	37.85	30.85	$45.50	$34.00
January-March	44.15	34.52	$48.30	$34.20
April-June	44.48	39.45	$47.40	$36.05
July-September	43.15	29.52	$46.07	$31.65

We declared dividends of $0.28 per share in fiscal 2002 and $0.26 per share in fiscal 2001. We expect to continue paying dividends on a quarterly basis to holders of our common stock depending upon earnings and other relevant factors.

Item 6. Selected Financial Data

FINANCIAL HIGHLIGHTS

(in millions, except assets under management, per share amounts and employee headcount)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30,	2002	2001	2000	1999	1998
Summary of Operations					
Operating Revenues	$2,518.5	$2,354.8	$2,340.1	$2,262.5	$2,577.3
Net Income	432.7	484.7	562.1	426.7	500.5
Financial Data					
Total Assets	6,422.7	6,265.7	4,042.4	3,666.8	3,480.0
Long-Term Debt	595.1	566.0	294.1	294.3	494.5
Stockholders' Equity	4,266.9	3,977.9	2,965.5	2,657.0	2,280.8
Operating Cash Flow	736.8	553.2	701.7	584.5	693.7
Assets Under Management *(in billions)*					
Period Ending	247.8	246.4	229.9	218.1	208.6
Simple Monthly Average	263.2	243.4	227.7	219.8	226.9
Per Common Share					
Earnings					
Basic	1.66	1.92	2.28	1.69	1.98
Diluted	1.65	1.91	2.28	1.69	1.98
Cash Dividends	0.28	0.26	0.24	0.22	0.20
Book Value	16.50	15.25	12.17	10.59	9.06
Employee Headcount	6,711	6,868	6,489	6,650	8,678

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

In this section, we discuss our results of operations and our financial condition. We also make some statements relating to the future which are called "forward-looking statements." Although we do our best to make clear and accurate forward-looking statements, the actual results and outcomes could differ significantly from those that we discuss in this document. For this reason, you should not rely too heavily on these forward-looking statements and should review the "Risk Factors" section, where we discuss these statements in more detail.

General

We derive the majority of our operating revenues, operating expenses and net income from providing investment advisory and related services to retail mutual funds, institutional, high net-worth and private accounts, and other investment products. This is our main business activity and operating segment. The mutual funds and other products that we advise, collectively called our sponsored investment products, are distributed to the public globally via five distinct names:

- Franklin
- Templeton
- Mutual Series
- Fiduciary Trust
- Bissett

Our sponsored investment products include a broad range of domestic and global/international equity, hybrid, fixed-income and money market mutual funds, as well as other investment products that meet a wide variety of specific investment needs of individuals and institutions.

The level of our revenues depends largely on the level and relative mix of assets under management. To a lesser degree, our revenues also depend on the level of mutual fund sales and the number of mutual fund shareholder accounts. The fees charged for our services are based on contracts with our sponsored investment products or our clients. These arrangements could change in the future.

Our secondary business and operating segment is banking/finance. Our banking/finance group offers selected retail-banking services to high net-worth individuals, foundations and institutions and consumer lending.

At September 30, 2002, we employed approximately 6,700 people in 28 countries serving customers on six different continents.

Results of Operations

The table below presents the highlights of our operations for the last three fiscal years.

(in millions except per share amounts)	2002	2001	2000	2002 vs 2001	2001 vs 2000
Net Income	$432.7	$484.7	$562.1	(11)%	(14)%
Earnings Per Common Share					
Basic	$1.66	$1.92	$2.28	(14)%	(16)%
Diluted	$1.65	$1.91	$2.28	(14)%	(16)%
Operating Margin	23%	22%	28%	—	—
EBITDA Margin[1]	30%	33%	36%	—	—

[1]EBITDA margin is earnings before interest, taxes on income, depreciation and the amortization of intangibles divided by total revenues. The effect of the September 2002 $60.1 million other-than-temporary decline in investments value is excluded from EBITDA. Our September 2002 EBITDA margin, including other-than-temporary decline in investments value, is 28%.

Net income decreased by 11% and diluted earnings per share decreased by 14% in fiscal 2002 mainly due to lower investment and other income related to an other-than-temporary decline in the value of certain investments and increased operating expenses, partially offset by higher revenues. Net income decreased by

14% and diluted earnings per share decreased by 16% in fiscal 2001, mainly due to increased operating expenses offset by slightly higher revenue and investment income.

Assets Under Management

(in billions)

As of September 30,	2002	2001	2000	2002 vs 2001	2001 vs 2000
Equity					
Global/international	$76.5	$80.2	$97.6	(5)%	(18)%
Domestic (U.S.)	41.4	44.5	53.9	(7)%	(17)%
Total equity	117.9	124.7	151.5	(5)%	(18)%
Hybrid	36.6	36.1	9.3	1%	288%
Fixed-income					
Tax-free	52.8	48.4	44.0	9%	10%
Taxable					
Domestic (U.S.)	26.1	24.4	15.6	7%	56%
Global/international	8.6	7.2	4.2	19%	71%
Total fixed-income	87.5	80.0	63.8	9%	25%
Money	5.8	5.6	5.3	4%	6%
Total	$247.8	$246.4	$229.9	1%	7%
Simple monthly average for the year[2]	$263.2	$243.4	$227.7	8%	7%

[2]Investment management fees from approximately 50% of our assets under management at September 30, 2002 are calculated using daily average assets under management.

Our assets under management at September 30, 2002 were $247.8 billion, 1% higher than a year ago. The simple monthly average value of these assets during fiscal 2002 was $263.2 billion as compared to $243.4 billion in fiscal 2001, an 8% increase. The year over year change in simple monthly average assets under management generally is more indicative of investment management fee revenue trends than the year over year change in year-end assets.

The mix of assets under management is shown below, followed by industry data showing average effective investment management fees using data from Lipper® Inc. Our actual effective fee rates may vary from these rates.

As of September 30,	2002	2001	2000
Percentage of total assets under management			
Equity	48%	51%	66%
Fixed-income	35%	32%	28%
Hybrid	15%	15%	4%
Money	2%	2%	2%
Total	100%	100%	100%

	Equity		Hybrid	Fixed-income			Money
	Global/ international	Domestic (U.S.)		Tax -free	Taxable- domestic (U.S.)	Taxable-global/ international	
Industry effective investment management fee rates as of September 30, 2002[3]	0.71%	0.55%	0.45%	0.43%	0.43%	0.59%	0.27%

[3]Calculated by Franklin Templeton Investments based on asset-weighted averages of management fee rates provided by Lipper® Inc. Industry effective investment management fee rates are calculated using all U.S.-based, open-ended funds that reported expense data to Lipper® Inc. as of the funds' most recent annual report date, and for which management fee rates were greater or equal to zero. Industry effective fee rates reflect the investment management expenses of retail and institutional funds drawn from all distribution channels, without exception. The averages reflect combined retail and institutional funds data and include all share classes, and all distribution channels, without exception. Variable annuities are not included.

The change in the mix of assets under management was largely due to the inclusion of the assets under management of Fiduciary Trust Company International ("Fiduciary") beginning in fiscal 2001 and the market depreciation in equity assets in 2002 and 2001. Approximately 64% of Fiduciary's assets under management were classified as hybrid assets at the time of acquisition in April 2001. This change in mix lowered our overall effective fee rate on assets managed, as a greater percentage of assets under management are in the fixed-income and hybrid categories which generally carry a lower management fee than equity assets. The effective investment management fee rate (investment management fees divided by simple monthly average assets under management) declined to 0.56% for the 2002 fiscal year compared to 0.58% in fiscal 2001 and 0.61% in fiscal 2000.

At September 30, 2002 assets under management by shareholder location were as follows:

(in billions)	United States	Canada	Europe	Asia/ Pacific and other	Total
Assets Under Management	$209.4	$17.3	$9.6	$11.5	$247.8

Investors in the United States own approximately 85% of our assets under management and approximately 73% of our revenues originate in the United States. Investment advisory and administrative services related to these assets may be provided in jurisdictions outside the United States in accordance with contractual arrangements with our sponsored investment products.

The components of the change in our assets under management were as follows:

(in billions)

Year Ended September 30,	2002	2001	2000	2002 vs 2001	2001 vs 2000
Beginning assets under management	$246.4	$229.9	$218.1	7%	5%
Sales	72.4	58.5	51.7	24%	13%
Reinvested dividends	4.8	9.0	8.7	(47)%	3%
Redemptions	(57.5)	(58.6)	(62.8)	(2)%	(7)%
Acquisitions	0.8	49.5	1.5	(98)%	3,200%
(Depreciation) appreciation	(19.1)	(41.9)	12.7	(54)%	N/A
Ending assets under management	$247.8	$246.4	$229.9	1%	7%

During fiscal 2002 and 2001, our sponsored investment products experienced overall net cash inflows, including reinvested dividends, in contrast to the net cash outflows experienced in fiscal 2000. Gross product sales increased 24% while redemptions decreased 2% in 2002. Our acquisition of Pioneer ITI AMC Limited ("Pioneer"), an Indian investment management company, in July 2002 increased our assets under management by $0.8 billion as of the date of this acquisition. In 2001, the acquisition of Bissett in

October 2000 increased our assets under management by $3.7 billion, and the Fiduciary acquisition in April 2001 increased our assets under management by $45.8 billion, as of the dates of those acquisitions.

Despite an overall decline in domestic and global equity markets in the latter half of 2002, our assets under management increased from fiscal 2001 primarily as a result of strong net sales during the year and less depreciation than in 2001. In fiscal 2001, assets under management increased mainly due to the Fiduciary and Bissett acquisitions and net inflows, partially offset by depreciation.

Operating Revenues

The table below presents the percentage change in each revenue category between fiscal 2002 and fiscal 2001 and between fiscal 2001 and fiscal 2000.

	2002 vs 2001	2001 vs 2000	As a percentage of total revenues		
			2002	2001	2000
Investment management fees	4%	1%	58%	60%	60%
Underwriting and distribution fees	12%	—	31%	30%	30%
Shareholder servicing fees	(4)%	(6)%	8%	8%	9%
Other, net	86%	90%	3%	2%	1%
Total operating revenues	7%	1%	100%	100%	100%

Summary

In fiscal 2002, total operating revenues increased 7% over the prior year. Investment management and underwriting and distribution fees increased due to both higher net sales and higher average assets under management. We also benefited from the inclusion of Fiduciary revenues for a full fiscal year in 2002, as well as higher net gains related to auto loan securitizations included in Other, net revenue.

In fiscal 2001, total operating revenues increased 1%. The acquisition of Fiduciary in April 2001 provided higher investment management fees from higher average assets under management. We also experienced higher banking revenues included in other, net offset by reduced shareholder servicing fees.

Investment Management Fees

Investment management fees, accounting for 58% of our operating revenues in fiscal 2002, include both investment advisory and administration fees. These fees are generally calculated under contractual arrangements with our sponsored investment products as a percentage of the market value of assets under management. Annual rates vary by investment objective and type of services provided. In return for these fees, we provide a combination of investment advisory, administrative and other management services.

Investment management fees increased 4% in fiscal 2002 mainly due to increased net sales, which increased assets under management, and the impact of including Fiduciary for a full fiscal year. This increase was partially offset by a shift in our asset mix toward fixed-income investment products, which led to a decrease in our effective investment management fee rate.

Investment management fees increased 1% in fiscal 2001 from the prior year. This increase was primarily due to the Fiduciary acquisition, which increased the simple monthly average assets under management in the latter half of the year, partially offset by a shift in our asset mix toward fixed-income and hybrid investment products, which carry lower effective fee rates.

Underwriting and Distribution Fees

We earn underwriting fees from the sale of some classes of sponsored investment products on which investors pay a sales commission at the time of purchase. Sales at reduced or zero commissions are offered on some classes of shares and for sales to shareholders or intermediaries that exceed specified minimum amounts. Therefore, underwriting fees will change with the overall level of gross sales and the relative mix of sales between different share classes.

Our sponsored investment products pay distribution fees in return for sales, marketing and distribution efforts on their behalf. While other contractual arrangements exist in international jurisdictions, in the United States, distribution fees include 12b-1 fees. These fees are subject to maximum payout levels based on a percentage of the assets in each fund. We pay a significant portion of underwriting and distribution fees to the financial advisors and other intermediaries who sell our sponsored investment products to the public on our behalf. See the description of underwriting and distribution expenses below.

Overall, underwriting and distribution fees increased 12% in fiscal 2002. Underwriting fees increased 24% consistent with a 24% increase in gross product sales and distribution fees increased 5% consistent with an 8% increase in simple monthly average assets under management.

Underwriting and distribution fees remained constant in fiscal 2001 as an overall increase in product sales was offset by a greater percentage of overall sales being made at no or lower commission levels. Distribution fees also remained constant as the increase in average assets under management was related to the Fiduciary acquisition. The Fiduciary assets under management are not subject to distribution fees; therefore, these assets did not affect distribution fee income as would be expected with a year over year increase in average assets under management.

Shareholder Servicing Fees

Shareholder servicing fees are generally fixed charges per shareholder account that vary with the particular type of fund and the service being rendered. In some instances, sponsored investment products are charged these fees based on the level of assets under management. We receive fees as compensation for providing transfer agency services, which include providing customer statements, transaction processing, customer service and tax reporting. In the United States, transfer agency service agreements provide that accounts closed in a calendar year remain billable through the second quarter of the following calendar year at a reduced rate. In Canada, such agreements provide that accounts closed in the previous calendar year remain billable for four months after the end of the calendar year. Accordingly, the level of fees will vary with the growth in new accounts and the level of closed accounts that remain billable.

Shareholder servicing fees decreased 4% in fiscal 2002 and 6% in fiscal 2001 consistent with a decrease in the quarterly average number of billable accounts. Our acquisition of Pioneer added approximately 0.7 million shareholder accounts.

Other, Net

Other, net consists mainly of revenues from the banking/finance operating segment and Fiduciary's custody services. Revenues from the banking/finance operating segment include interest income on loans, servicing income, and investment income on banking/finance investment securities, which are offset by interest expense and the provision for anticipated loan losses.

Other, net increased 86% in fiscal 2002. This increase was mainly due to the inclusion of Fiduciary's banking and custody activities for a full fiscal year in 2002 and increased gains recognized on auto loan portfolio sales. Other, net increased 90% in fiscal 2001. This increase was primarily due to the addition of the Fiduciary banking and custody activities from the date of acquisition of Fiduciary to those of Franklin Bank and Trust, F.S.B., and Franklin Capital Corporation.

Operating Expenses

	2002 vs 2001	2001 vs 2000	As a percentage of total revenues 2002	2001	2000
Underwriting and distribution	12%	2%	37%	35%	37%
Compensation and benefits	5%	15%	33%	33%	32%
Information systems, technology and occupancy	12%	23%	15%	14%	13%
Advertising and promotion	1%	5%	6%	6%	6%
Amortization of deferred sales commissions	(2)%	(18)%	3%	4%	5%
Amortization of intangible assets	(70)%	52%	1%	3%	2%
Other	(2)%	7%	5%	5%	5%
September 11, 2001 expense, net	(100)%	100%	0%	0%	N/A
Total operating expenses	5%	10%	100%	100%	100%

Summary

Operating expenses increased 5% during fiscal 2002. This increase was mainly due to increased underwriting and distribution fees consistent with higher underwriting and distribution revenue, and higher compensation and benefits and technology and occupancy costs primarily due to the inclusion of Fiduciary's activity for a full fiscal year in 2002. The increase in these expense categories was offset in part by a decline in amortization of intangible assets on discontinuation of the amortization of goodwill and indefinite-lived intangible assets. In fiscal 2001, operating expenses increased 10% mainly caused by increased compensation and benefits, information systems, technology and occupancy costs, the addition of the operating costs of Fiduciary, increased underwriting and distribution expenses and increased amortization of intangible assets.

Underwriting and Distribution

Underwriting and distribution includes expenses paid to financial advisers and other third parties for selling, distributing and providing ongoing services to investors in our sponsored investment products.

Underwriting and distribution expenses increased 12% in fiscal 2002 and 2% in fiscal 2001 consistent with similar trends in underwriting and distribution revenues.

Compensation and Benefits

Compensation and benefits increased 5% during fiscal 2002 due mainly to the inclusion of Fiduciary's activity for a full fiscal year, including retention bonuses committed to the Fiduciary staff. This increase was partially offset by an overall decline in employees as well as the decision made by management during the quarter ended December 2001 to reduce employee salaries by 5% or 10%, depending on specific salary categories. In May 2002, we reinstated salaries for employees whose salaries were reduced by 5% and, in July 2002, we reinstated employee salaries in the 10% reduction category. We employed approximately 6,700 people at September 30, 2002 compared to approximately 6,900 at the same time last year. Our acquisition of Pioneer added approximately 180 employees. In order to hire and retain our key employees, we are committed to keeping our salaries and benefit packages competitive, which means that the level of compensation and benefits may increase more quickly or decrease more slowly than our revenues.

Compensation and benefits increased 15% during fiscal 2001. This increase was mainly due to the addition of approximately 790 Fiduciary employees from the date of acquisition, retention bonuses for Fiduciary employees, annual salary increases, and an increase in employee benefit and recruiting costs.

Information Systems, Technology and Occupancy

Information systems, technology and occupancy costs increased 12% in fiscal 2002. This increase was mainly due to the inclusion of costs related to the outsourcing of the management of our data center and distributed server operations and added technology and occupancy costs of the Fiduciary acquisition for a full fiscal year in 2002.

Information systems, technology and occupancy costs increased 23% in fiscal 2001. This increase was primarily due to continued expenditure on new technology initiatives, an investment in the technology infrastructure of the company, the charges and costs in connection with the outsourcing of the management of our data center and distributed server operations, and the added technology and occupancy costs of the Fiduciary acquisition. We also experienced an increase in occupancy costs related to our expansion in Asia, Canada, and Europe as well as costs related to the relocation to our new worldwide headquarters in San Mateo, California.

Details of capitalized information systems and technology costs were as follows:

(in thousands)	2002	2001	2000
Net carrying amount at beginning of period	$162,857	$156,895	$138,566
Additions during period, net of disposals and other adjustments	35,570	69,794	71,884
Net assets purchased through acquisitions	206	11,266	—
Amortization during period	(77,147)	(75,098)	(53,555)
Net carrying amount at end of period	$121,486	$162,857	$156,895

Information systems and technology costs capitalized in fiscal 2002 were less than amounts capitalized in fiscal 2001 as we slowed down a number of initiatives, realized synergies from previous investments in technology and delayed the start of other technology projects given the current economic slowdown and our focus on cost control and management.

Advertising and Promotion

Advertising and promotion increased 1% during fiscal 2002 and 5% in fiscal 2001. Increases in both years resulted mainly from increased promotion and advertising activity to educate the sales channels and the investing public about the strong relative investment performance of our sponsored investment products.

Amortization of Deferred Sales Commissions

Certain fund share classes, including class B, are sold without a front-end sales charge to shareholders, while at the same time, our distribution subsidiaries pay a commission on the sale. In the United States, class A shares are sold without a front-end sales charge to shareholders when minimum investment criteria are met while our U.S. distribution subsidiary pays a commission on such sales. Class C shares are sold with a front-end sales charge that is lower than the commission paid by the U.S. distributor. We defer and amortize all up-front commissions paid by our distribution subsidiaries.

We have arranged to finance certain of these deferred commission assets ("DCA") arising from our U.S., Canadian and European operations through Lightning Finance Company Limited ("LFL"), a company in which we have an ownership interest. In the United States, LFL has entered into a financing agreement with our U.S. distribution subsidiary and we maintain a continuing interest in the assets until resold by LFL. As a result, we retain DCA sold to LFL under the U.S. agreement in our financial statements and amortize them over an 8-year period until resold by LFL in a securitization, which generally occurs at least once annually. LFL sold approximately $61.5 million U.S. DCA in fiscal 2002 and approximately $20.3 million U.S. DCA in fiscal 2001 in securitization transactions. In contrast to the U.S. arrangement, LFL has entered into direct agreements with the Canadian and European sponsored investment products, and, as a result, we do not record DCA from these sources in our financial statements.

Amortization of deferred sales commissions decreased 2% in fiscal 2002 and 18% in fiscal 2001. These changes were mainly a result of changes in sales mix and our current financing arrangements. As the balance of DCA on our balance sheet changes, so does the amortization expense.

Amortization of Intangible Assets

Amortization of intangible assets decreased 70% in fiscal 2002. This decrease was due to the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), on October 1, 2001. Under the new accounting standard, we ceased to amortize goodwill and indefinite-lived intangible assets. This resulted in a reduction in amortization expense of approximately $50 million in fiscal 2002 as compared to the prior year. We completed our impairment testing as specified in SFAS 142 in March 2002 and we determined that there was no impairment to the goodwill and indefinite-lived assets recorded in our financial statements as of October 1, 2001. Amortization of intangible assets increased 52% in fiscal 2001, due to the amortization of goodwill and other intangible assets related to the purchase of Bissett and Fiduciary.

Other Income (Expense)

Other income (expense) includes investment and other income and interest expense. Investment and other income is comprised primarily of the following:

- dividends from investments
- interest income from investments in bonds and government securities
- realized gains and losses on investments
- foreign currency exchange gains and losses
- miscellaneous income, including gain or loss on disposal of property.

Other income (expense) was a net expense in fiscal 2002 mainly due to a $60.1 million other-than-temporary decline in value of some of our investments recognized in the fourth quarter of fiscal 2002. In contrast, in fiscal 2001, we recognized net realized gains of approximately $34.2 million on the sale of certain sponsored investment products held for investment purposes and other realized gains of $24.6 million related to the sale of our former headquarters building in San Mateo.

Other income (expense) increased 65% in fiscal 2001 from the prior year, primarily due to net realized gains related to our sponsored investment products and the sale of our former headquarters building in San Mateo.

Taxes on Income

Our effective income tax rate for fiscal 2002 increased to 25% compared to 24% in fiscal 2001 and 2000. As a multi-national corporation, we provide investment management services to a wide range of international investment products, often managed from locations outside the United States. Some of these jurisdictions have lower tax rates than the United States. The mix of income (primarily investment management fees) subject to these lower rates, when aggregated with income originating in the United States, produces a lower overall effective tax rate than existing U.S. Federal and state tax rates. The effective tax rate will continue to be reflective of the relative contributions of foreign earnings that are subject to reduced tax rates and that are not currently included in U.S. taxable income.

Liquidity and Capital Resources

At September 30, 2002, we had $980.6 million in cash and cash equivalents, as compared to $596.2 million at September 30, 2001. Cash and cash equivalents include cash, U.S. Treasury bills and other debt instruments with original maturities of three month or less and other highly liquid investments that are readily convertible into cash, including money market funds. The mix of short-term instruments and, in particular, the maturity schedules of some debt instruments, affect the level reported in cash and cash equivalents and in investments, available-for-sale in any given year. Liquid assets, which consist of cash and cash equivalents, investments available-for-sale and current receivables increased to $2,826.0 million at September 30, 2002 from $2,273.1 million at September 30, 2001.

At September 30, 2002, approximately $850 million was available to us under unused commercial paper and medium-term note programs. In addition, in fiscal 2001 we filed a shelf registration statement with the Securities and Exchange Commission permitting the issuance of debt and equity securities of up to $300 million. Our committed revolving credit facilities at September 30, 2002 totaled $420 million, of which, $210 million was under a 364-day facility. The remaining $210 million facility is under a five-year facility and will expire in June 2007. In addition, our Fiduciary subsidiary has $350 million available in uncommitted bank lines under the Federal Reserve Funds system.

Our ability to access the capital markets in a timely manner depends on a number of factors including our credit rating, the condition of the global economy, investors' willingness to purchase our securities, interest rates, credit spreads and the equity market valuation levels. In extreme circumstances, we might not be able to access this liquidity readily.

Outstanding debt increased to $603.0 million at September 30, 2002 compared to $574.4 million at September 30, 2001. As of September 30, 2002 outstanding debt consists of $514.2 million in principal and accrued interest related to outstanding convertible notes that we issued in May 2001 and $88.8 million of other long-term debt. As of September 30, 2001, outstanding debt included $504.7 million related to the convertible notes and $69.7 million of other long-term debt. Each of the $1,000 (principal amount at maturity) convertible notes is convertible into 9.3604 shares of our common stock. We may redeem the convertible notes for cash on or after May 11, 2006 at their accreted value. We may have to repurchase the convertible notes at their accreted value, at the option of the holders, on May 11 of 2003, 2004, 2006, 2011, 2016, 2021 and 2026. In this event, we may choose to pay the purchase price in cash or shares of our common stock. The amount of convertible notes that will be redeemed depends on, among other factors, the performance of our common stock. Other long-term debt consists primarily of deferred commission liability recognized in relation to the U.S. DCA financed by LFL that has not yet been sold by LFL in a securitization transaction. The increase in outstanding debt in fiscal 2002 is due to additional financing activity of our mutual fund Class B shares sales and the accretion of the convertible notes to maturity, partially offset by an increase in DCA sold by LFL.

We have arranged with LFL for non-recourse financing of sales commissions advanced on sales of our B and C shares globally. The sales commissions that we have financed through LFL during fiscal 2002 were approximately $135.3 million compared to $84.7 million in fiscal 2001.

Since September 1998, our banking/finance operating segment has entered into a number of auto loan securitization transactions with qualified special purpose entities, which then issue asset-backed securities to private investors. The outstanding loan balances held by these special purpose entities were $530.9 million as of September 30, 2002 and $210.8 million as of September 30, 2001. Our ability to access the securitization market will directly affect our plans to finance the auto loan portfolio in the future.

We expect that the main uses of cash will be to:

- expand our core business
- make strategic acquisitions
- acquire shares of our common stock
- fund property and equipment purchases
- pay operating expenses of the business
- enhance our technology infrastructure
- improve our business processes
- pay shareholder dividends
- repay and service debt.

We believe that we can meet our present and reasonably foreseeable operating cash needs and future commitments through the following:

- our existing liquid assets
- the continuing cash flow from operations
- our borrowing capacity under current credit facilities
- our ability to issue debt or equity securities
- our mutual fund sales commission financing arrangement.

In particular, we expect to finance future investment in our banking/finance activities through operating cash flows, debt, increased deposit base, or through the securitization of a portion of the receivables from consumer lending activities.

Contractual Obligations and Commercial Commitments

As described in Note 11 to the financial statements, our largest commitment at September 30, 2002 relates to our convertible debt outstanding.

In addition, at September 30, 2002, the banking/finance operating segment had commitments to extend credit aggregating $281.5 million, mainly under its credit card lines. Standby letters of credit issued to Fiduciary clients totaled $7.4 million and expire through December 2003. The standby letters of credit are secured by marketable securities.

Banking/Finance Group Earning Assets

	2002			2001		
(in thousands)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Federal funds sold and securities purchased under agreements to resell	$91,496	$1,438	1.57%	$42,109	$861	2.04%
Investment securities, available-for-sale	368,693	18,366	4.98%	202,540	10,569	5.22%
Loans receivable [4]	490,729	33,523	6.83%	337,662	34,296	10.16%
Total earning assets	$950,918	53,327	5.61%	$582,311	45,726	7.85%
Interest-bearing deposits	$814,159	9,812	1.21%	$319,042	10,768	3.38%
Inter-segment debt	150,566	5,415	3.60%	187,006	9,778	5.23%
Federal funds purchased and securities sold under agreements to repurchase	19,233	392	2.04%	24,621	1,003	4.07%
Total interest bearing liabilities	$983,958	15,619	1.59%	$530,669	21,549	4.06%
Net interest income and margin		$37,708	3.97%		$24,177	4.15%

[4]Non-accrual loans are included in the average loans receivable balance.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that impact our financial position and results of operations. These estimates and assumptions are affected by our application of accounting policies. Below we describe certain critical accounting policies that we believe are important to understanding our results of operations and financial position.

In addition, please refer to Note 1 to the financial statements for further discussion of our accounting policies. Estimates, by their nature, are based on judgment and available information. Differences between actual results and these estimates could have a material impact on our financial statements.

Intangible Assets

At September 30, 2002 our assets included intangible assets as follows:

(in thousands)	Net carrying amount
Goodwill	$1,321,939
Intangible assets - definite-lived	221,942
Intangible assets - indefinite-lived	475,304
Total	$2,019,185

Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", we are required to test the fair value of goodwill and indefinite-lived intangibles for impairment at least once a year. As of March 31, 2002, we completed the impairment testing of goodwill and indefinite-lived intangible assets and we determined that there was no impairment to the goodwill and indefinite-lived assets recorded in our books and records as of October 1, 2001. While we believe that our testing was appropriate, it involved the use of estimates and assumptions. Using different assumptions may have resulted in recognizing some impairment of goodwill and indefinite-lived intangible assets in our financial statements.

We are also required to consider if any impairment has occurred to definite-lived intangible assets. Based on our review and evaluation, we do not believe any impairment has occurred.

Income Taxes

As a multinational corporation, we operate in various locations outside the United States. We have made no provision for U.S. taxes on $1,894 million of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. Changes to our policy of reinvesting foreign earnings may have a significant effect on our financial condition and results of operation.

Valuation of investments

We record substantially all investments in our financial statements at fair value or amounts that approximate fair value. Where available, we use prices from independent sources such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values, we estimate the value of the securities based upon available information. However, even where the value of a security is derived from an independent market price or broker or dealer quote, some assumptions may be required to determine the fair value. For example, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities when sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized on sale could differ from the current carrying value.

We evaluate our investments for other-than-temporary decline in value. This may exist when the fair value of an investment security has been below the current value for an extended period of time. As most of our investments are carried at fair value, if an other-than-temporary decline in value is determined to exist, the unrealized investment loss recorded net of tax in accumulated other comprehensive income is realized as a charge to net income, in the period in which the other -than-temporary decline in value is determined. During fiscal 2002, we recognized $60.1 million for an other-than-temporary decline in the value of certain investments. While we believe that we have accurately estimated the amount of other-than-temporary decline in value in our portfolio, different assumptions could result in changes to the recorded amounts in our financial statements.

Loss Contingencies

We are involved in various lawsuits and claims encountered in the normal course of business. When such a matter arises and periodically thereafter, we consult with our legal counsel and evaluate the merits of the claim based on the facts available at that time. In management's opinion, an adequate accrual has been made as of September 30, 2002 to provide for any losses that may arise from these matters.

Special Purpose Entities

Special purpose entities ("SPEs") consist of corporations, trusts, partnerships and other entities that are established for a limited purpose. In the United States, the Financial Accounting Standards Board (FASB) has currently undertaken a project to address accounting for SPEs. We will continue to monitor the FASB's project to determine the effect, if any, it will have on our treatment of any of the SPEs described below.

Lightning Finance Company Limited. We finance certain DCA arising from our U.S., Canadian and European operations through LFL, a company in which we have an ownership interest. In the United States, LFL has entered into a financing agreement with our U.S. distribution subsidiary and we maintain a continuing interest in the assets until resold by LFL. As a result, we retain DCA sold under the U.S. agreement in our financial statements and amortize them over an 8-year period, until resold by LFL in a securitization. In contrast to the U.S. arrangement, LFL has entered into direct agreements with the Canadian and European sponsored investment products, and we do not record DCA from these sources in our financial statements.

Auto Loan Securitization Trusts. We have entered into auto loan securitization transactions with a number of qualified SPEs and have recorded these transactions as sales. In addition, we retained interest-only strips receivable, representing our contractual right to receive interest and other cash flows from the pool of securitized loans after payment of required amounts to the holders of the securities and certain costs associated with the securitization. Interest-only strips are valued based on the present value of estimated future cash flows.

Lessor Trust. We lease our corporate headquarters in San Mateo, California from a lessor trust under an operating lease that expires in fiscal 2005, with additional renewal options for a further period of up to 10 years. In connection with this lease, we are contingently liable for approximately $145 million in residual guarantees, representing approximately 85% of the total construction costs of $170 million. The lease agreement is not expected to impact our cash flows or financial condition materially during the initial five-year lease period. The lease is treated as an operating lease, as none of the capitalization criteria under Statement of Financial Accounting Standards No.13, "Accounting for Leases", were met at the inception of the lease.

Collateralized Debt Obligations. We provide investment management services to, and have made investments in, a number of Collateralized Debt Obligation ("CDO") SPEs. These CDOs were established as a vehicle for our clients and invest mainly in debt instruments. Our ownership interest in the CDOs is not sufficient to meet consolidation requirements and they are reported at fair value as further described in Note 1 to the financial statements.

Quarterly Information (Unaudited)

(in thousands except per share data)

Quarter	First	Second	Third	Fourth
2002				
Revenues	$618,207	$625,968	$666,050	$608,307
Operating income	$142,865	$148,019	$153,852	$140,766
Net income	$118,519	$119,996	$125,690	$68,518
Earnings per share:				
Basic	$0.45	$0.46	$0.48	$0.26
Diluted	$0.45	$0.46	$0.48	$0.26
Dividend per share	$0.070	$0.070	$0.070	$0.070
Common stock price per share:				
High	$37.85	$44.15	$44.48	$43.15
Low	$30.85	$34.52	$39.45	$29.52
2001				
Revenues	$564,074	$577,413	$609,473	$603,883
Operating income	$148,978	$144,473	$124,696	$93,848
Net income	$149,465	$131,684	$119,703	$83,869
Earnings per share:				
Basic	$0.61	$0.54	$0.46	$0.32
Diluted	$0.61	$0.54	$0.46	$0.32
Dividend per share	$0.065	$0.065	$0.065	$0.065
Common stock price per share:				
High	$45.50	$48.30	$47.40	$46.07
Low	$34.00	$34.20	$36.05	$31.65
2000				
Revenues	$565,667	$612,526	$568,897	$593,050
Operating income	$167,635	$172,077	$168,832	$154,899
Net income	$137,522	$143,374	$140,370	$140,823
Earnings per share:				
Basic	$0.55	$0.58	$0.58	$0.58
Diluted	$0.55	$0.58	$0.58	$0.58
Dividend per share	$0.06	$0.06	$0.06	$0.06
Common stock price per share:				
High	$35.00	$39.19	$36.25	$45.63
Low	$27.44	$24.63	$28.19	$30.00

Our common stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange, Inc. under the ticker symbol BEN and the London Stock Exchange under the ticker symbol FKR. On September 30, 2002, the closing price of our common stock on the NYSE was $31.10 per share. At December 3, 2002, there were approximately 5,100 shareholders of record.

Risk Factors

"Forward-looking Statements". When used in this Annual Report, words or phrases about the future such as "expected to," "will continue," "anticipates," "estimates," or similar expressions are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Statements about our future cash needs, our anticipated uses of cash, the expected sources of future cash inflows, and the anticipated costs related to the September 11, 2001 tragedy, are also "forward-looking statements." These types of statements are subject to certain risks and uncertainties, such as the factors described in the risk factors outlined below. These risks and uncertainties could cause our actual results to differ materially from those reflected in forward-looking statements. Forward-looking statements are our best prediction at the time that they are made, and you should not rely on them. Rather, you should read the forward-looking statements in conjunction with the risk disclosures in this Annual Report. If a circumstance occurs that causes any of our forward-looking statements to be inaccurate, we have no obligation to announce publicly the change in our expectations, or to revise the forward-looking statements.

We face strong competition from numerous and sometimes larger companies. We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential customers, including securities dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline.

Changes in the distribution channels on which we depend could reduce our revenues and hinder our growth. We derive nearly all of our fund sales through broker/dealers and other similar investment advisors. Increasing competition for these distribution channels has caused our distribution costs to rise and could cause further increases in the future. Higher distribution costs lower our net revenues and earnings. Additionally, if one of the major financial advisors who distribute our products were to cease their operations, it could have a significant adverse impact on our revenues and earnings. Moreover, our failure to maintain strong business relationships with these advisors would impair our ability to distribute and sell our products, which would have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

We have become subject to an increased risk of asset volatility from changes in the global equity markets. We have become subject to an increased risk of asset volatility from changes in the domestic and global financial and equity markets due to the continuing threat of terrorism and the recent reports of accounting irregularities at certain public companies. Declines in these markets have caused in the past, and would cause in the future, a decline in our revenue and income.

The levels of our assets under management, which in turn impact revenues, are subject to significant fluctuations. Global economic conditions, changes in the equity market place, interest rates, inflation rates, the yield curve and other factors that are difficult to predict affect the mix, market values and levels of our assets under management. Changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, since we generally derive higher fee revenues and income from equity assets than from fixed-income products we manage. Similarly, our securitized consumer receivables business is subject to marketplace fluctuation.

We face risks associated with conducting operations in numerous foreign countries. We sell mutual funds and offer investment advisory and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. Regulators in these jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets.

Our ability to successfully integrate the widely varied segments of our business can be impeded by systems and other technological limitations. Our continued success in effectively managing and growing our business globally depends on our ability to integrate the varied accounting, financial and operational systems of our international business with that of our domestic business.

Our inability to meet cash needs could have a negative effect on our financial condition and business operations. Our ability to meet anticipated cash needs depends upon factors including our asset value, our creditworthiness as perceived by lenders and the market value of our stock. Similarly, our ability to securitize and hedge future loan portfolios and credit card receivables, and to obtain continued financing for Class B and C shares, is also subject to the market's perception of those assets, finance rates offered by competitors, and the general market for private debt. If we are unable to obtain these funds and financing, we may be forced to incur unanticipated costs or revise our business plans.

We face competition in hiring and retaining qualified employees. Our continued success will depend upon our ability to attract and retain qualified personnel. If we are not able to attract and retain qualified employees, our overall business condition and revenues could suffer.

Our emerging market portfolios and related revenues are vulnerable to market-specific political and economic risks. Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political and diplomatic developments, currency fluctuations, social instability, changes in governmental polices, expropriation, nationalization, asset confiscation and changes in legislation related to foreign ownership. Foreign trading markets, particularly in some emerging market countries are often smaller, less liquid, less regulated and significantly more volatile than the U.S. and other established markets.

Diverse and strong competition limits the interest rates that we can charge on consumer loans. We compete with many types of institutions for consumer loans, which can provide loans at significantly below-market interest rates in connection with automobile sales. Our inability to compete effectively against these companies or to maintain our relationships with the various automobile dealers through whom we offer consumer loans could limit the growth of our consumer loan business. Economic and credit market downturns could reduce the ability of our customers to repay loans, which could cause our consumer loan portfolio losses to increase.

The September 11, 2001 World Trade Center tragedy may adversely affect our ability to achieve the benefits we expect from the acquisition of Fiduciary. The September 11, 2001 tragedy at the World Trade Center resulted in the destruction of our Fiduciary headquarters, loss of 87 of our employees, additional operating expenses to re-establish and relocate our operations, and asset write-offs, all of which could adversely affect or delay our ability to achieve the anticipated benefits from the acquisition. Our insurance coverage may not cover all losses on claims for property, damage, extra expenses and business interruptions arising out of the destruction of the World Trade Center. For the next several years, insurance costs are likely to increase materially and we may not be able to obtain the same types or amounts of coverage.

The Fiduciary acquisition could adversely affect our combined financial results or the market price of our common stock. If the benefits of the acquisition over time do not exceed the costs associated with the acquisition, including any dilution to our shareholders resulting from the issuance of shares in connection with the acquisition, our financial results, including earnings per share, could be adversely affected. Revenue and cost synergies from the acquisition of Fiduciary may not be fully realized and may take longer to realize than originally anticipated.

We are subject to Federal Reserve Board regulation. Upon completion of our acquisition of Fiduciary, we became a bank holding company and a financial holding company subject to the supervision and regulation of the Federal Reserve Board. We are subject to the restrictions, limitations, or prohibitions of the Bank Holding Company Act of 1956 and the Gramm-Leach Bliley Act. The Federal Reserve Board may impose additional limitations or restrictions on our activities, including if the Federal Reserve Board believes that we do not have the appropriate financial and managerial resources to commence or conduct an activity or make an acquisition. The Federal Reserve Board may also take actions as appropriate to enforce applicable federal law.

Technology and operating risk could constrain our operations. We are highly dependent on the integrity of our technology, operating systems and premises. Although we have in place certain disaster recovery plans, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third party failures, which could negatively impact our operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our financial position is subject to market risk: the potential loss due to changes in the value of investments resulting from adverse changes in interest rates, foreign exchange and/or equity prices. Management is responsible for managing this risk. Our Risk Management Committee is responsible for providing a framework to assist management to identify, assess and manage market and other risks.

We are exposed to changes in interest rates mainly through our debt transactions and portfolio debt holdings available-for-sale, which are carried at fair value in our financial statements. As of September 30, 2002, a significant percentage of our outstanding debt is at fixed interest rates. In our banking/finance operating segment, we monitor the net interest rate margin and the average maturity of interest earning assets, as well as funding sources. In addition, we have considered the potential impact of the effect on the banking/finance operating segment, our outstanding debt and portfolio debt holdings, individually and collectively, of a 100 basis point (1%) movement in market interest rates. We do not expect this change would have a material impact on our operating revenues or results of operations in either scenario.

We are also exposed to equity price fluctuations through securities we hold that are carried at fair value. To mitigate this risk, we maintain a diversified investment portfolio.

We operate mainly in the United States, but also provide services and earn revenues in Canada, the Bahamas, Europe, Asia, South America, Africa and Australia. A significant portion of these revenues and associated expenses, however, are denominated in U.S. dollars. Therefore, our exposure to foreign currency fluctuations in our revenues and expenses is not material at this time. This situation may change in the future as our business continues to grow outside the United States.

Item 8. Financial Statements and Supplementary Data

Index of Consolidated Financial Statements for the years ended September 30, 2002, 2001 and 2000.

CONTENTS

All schedules have been omitted as the information is provided in the financial statements or in related notes thereto or is not required to be filed as the information is not applicable.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

FOR THE YEARS ENDED SEPTEMBER 30,	2002	2001	2000
Operating Revenues			
Investment management fees	$1,462,655	$1,407,202	$1,399,121
Underwriting and distribution fees	792,697	709,476	709,285
Shareholder servicing fees	191,302	199,525	211,416
Other, net	71,878	38,640	20,318
Total operating revenues	2,518,532	2,354,843	2,340,140
Operating Expenses			
Underwriting and distribution	716,234	636,868	623,144
Compensation and benefits	645,104	615,281	535,710
Information systems, technology and occupancy	294,161	263,297	213,670
Advertising and promotion	106,877	106,261	101,196
Amortization of deferred sales commissions	67,608	68,977	83,627
Amortization of intangible assets	17,107	56,590	37,163
Other	85,939	87,925	82,187
September 11, 2001 expense, net	—	7,649	—
Total operating expenses	1,933,030	1,842,848	1,676,697
Operating income	585,502	511,995	663,443
Other Income (Expense)			
Investment and other income	5,075	136,351	90,108
Interest expense	(12,302)	(10,556)	(13,960)
Other income, net	(7,227)	125,795	76,148
Income before taxes on income	578,275	637,790	739,591
Taxes on income	145,552	153,069	177,502
Net Income	**$432,723**	**$484,721**	**$562,089**
Earnings per Share			
Basic	$1.66	$1.92	$2.28
Diluted	$1.65	$1.91	$2.28

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS OF SEPTEMBER 30,	2002	2001
Assets		
Current Assets		
Cash and cash equivalents	$829,237	$497,241
Receivables	292,325	296,165
Investment securities, available-for-sale	1,103,463	923,693
Prepaid expenses and other	97,783	108,895
Total current assets	2,322,808	1,825,994
Banking/Finance Assets		
Cash and cash equivalents	151,367	98,966
Loans receivable, net	444,338	555,314
Investment securities, available-for-sale	449,629	457,050
Other	45,889	117,914
Total banking/finance assets	1,091,223	1,229,244
Non-Current Assets		
Investments, other	263,927	243,110
Deferred sales commissions	130,617	104,082
Property and equipment, net	394,172	449,626
Intangible assets, net	697,246	702,198
Goodwill	1,321,939	1,286,622
Receivable from banking/finance group	100,705	307,214
Other	100,101	117,560
Total non-current assets	3,008,707	3,210,412
Total Assets	**$6,422,738**	**$6,265,650**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

AS OF SEPTEMBER 30,	2002	2001
Liabilities and Stockholders' Equity		
Current Liabilities		
Compensation and benefits	$228,093	$221,672
Current maturities of long-term debt	7,830	8,361
Accounts payable and accrued expenses	117,246	127,918
Commissions	81,033	83,518
Income taxes	12,510	11,925
Other	8,307	4,039
Total current liabilities	455,019	457,433
Banking/Finance Liabilities		
Deposits	733,571	723,608
Payable to Parent	100,705	307,214
Other	49,660	39,839
Total banking/finance liabilities	883,936	1,070,661
Non-Current Liabilities		
Long-term debt	595,148	566,013
Deferred taxes	175,176	152,487
Other	46,513	41,160
Total non-current liabilities	816,837	759,660
Total liabilities	2,155,792	2,287,754
Commitments and Contingencies (Note 14)		
Stockholders' Equity		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none issued	—	—
Common stock, $0.10 par value, 500,000,000 shares authorized; 258,555,285 and 260,797,545 shares issued and outstanding for 2002 and 2001	25,856	26,080
Capital in excess of par value	598,196	657,878
Retained earnings	3,702,636	3,342,979
Accumulated other comprehensive loss	(59,742)	(49,041)
Total stockholders' equity	4,266,946	3,977,896
Total Liabilities and Stockholders' Equity	**$6,422,738**	**$6,265,650**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 and 2000	Shares Common Stock	Common Stock	Capital in Excess of Par Value
Balance, October 1, 1999	**251,007**	**$25,101**	**$69,631**
Net Income			
Other Comprehensive Income:			
Net unrealized gains on investments			
Currency translation adjustments			
Total comprehensive income			
Purchase of stock	(8,442)	(844)	(112,046)
Cash dividends on common stock			
Issuance of restricted shares, net	989	99	30,081
Employee stock plan (ESIP) shares	349	34	11,030
Exercise of options and other	(173)	(17)	1,304
Balance, September 30, 2000	**243,730**	**24,373**	—
Net Income			
Other Comprehensive Income:			
Net unrealized loss on investments			
Currency translation adjustments			
Total comprehensive income			
Purchase of stock	(4,200)	(420)	(163,438)
Cash dividends on common stock			
Issuance of restricted shares, net	716	71	32,313
Employee stock plan (ESIP) shares	359	36	13,077
Stock issued to acquire Fiduciary	20,187	2,019	773,768
Exercise of options and other	6	1	2,158
Balance, September 30, 2001	**260,798**	**26,080**	**657,878**
Net Income			
Other Comprehensive Income:			
Net unrealized loss on investments			
Currency translation adjustments			
Minimum pension liability adjustment			
Total comprehensive income			
Purchase of stock	(3,929)	(393)	(124,538)
Cash dividends on common stock			
Issuance of restricted shares, net	842	84	27,469
Employee stock plan (ESIP) shares	436	44	14,323
Proceeds from issuance of put options			6,954
Exercise of options and other	408	41	16,110
Balance, September 30, 2002	**258,555**	**$25,856**	**$598,196**

[Table continued on next page]

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

[Table continued from previous page]

(in thousands)

AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 and 2000	Retained Earnings	Other	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Total Comprehensive Income
Balance, October 1, 1999	$2,566,048	$(3,532)	$(254)	$2,656,994	
Net Income	562,089			562,089	$562,089
Other Comprehensive Income:					
Net unrealized gains on investments			22,511	22,511	22,511
Currency translation adjustments			(9,881)	(9,881)	(9,881)
Total comprehensive income					$574,719
Purchase of stock	(137,152)			(250,042)	
Cash dividends on common stock	(58,819)			(58,819)	
Issuance of restricted shares, net		110		30,290	
Employee stock plan (ESIP) shares				11,064	
Exercise of options and other				1,287	
Balance, September 30, 2000	2,932,166	(3,422)	12,376	2,965,493	
Net Income	484,721			484,721	$484,721
Other Comprehensive Income:					
Net unrealized loss on investments			(58,170)	(58,170)	(58,170)
Currency translation adjustments			(3,247)	(3,247)	(3,247)
Total comprehensive income					$423,304
Purchase of stock	(8,255)			(172,113)	
Cash dividends on common stock	(65,653)			(65,653)	
Issuance of restricted shares, net		3,422		35,806	
Employee stock plan (ESIP) shares				13,113	
Stock issued to acquire Fiduciary				775,787	
Exercise of options and other				2,159	
Balance, September 30, 2001	3,342,979	—	(49,041)	3,977,896	
Net Income	432,723			432,723	$432,723
Other Comprehensive Income:					
Net unrealized loss on investments			(4,084)	(4,084)	(4,084)
Currency translation adjustments			(837)	(837)	(837)
Minimum pension liability adjustment			(5,780)	(5,780)	(5,780)
Total comprehensive income					$422,022
Purchase of stock				(124,931)	
Cash dividends on common stock	(73,066)			(73,066)	
Issuance of restricted shares, net				27,553	
Employee stock plan (ESIP) shares				14,367	
Proceeds from issuance of put options				6,954	
Exercise of options and other				16,151	
Balance, September 30, 2002	$3,702,636	$—	$(59,742)	$4,266,946	

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

FOR THE YEARS ENDED SEPTEMBER 30,	2002	2001	2000
Net Income	**$432,723**	**$484,721**	**$562,089**
Adjustments to reconcile net income to net cash provided by operating activities			
Decrease (increase) in receivables, prepaid expense and other	66,266	(88,360)	(63,098)
Net advances of deferred sales commissions	(102,092)	(86,305)	(67,091)
Increase in other current liabilities	66,736	14,218	33,229
Increase (decrease) in income taxes payable	584	(29,739)	(2,079)
(Decrease) increase in commissions payable	(2,485)	6,552	14,996
Increase in accrued compensation and benefits	26,655	54,056	44,999
Depreciation and amortization	183,121	223,846	199,639
Decrease in restructuring liabilities	—	—	(2,564)
Losses (gains) on disposition of assets	5,224	(45,687)	(18,407)
Other-than-temporary decline in investments value	60,068	—	—
September 11, 2001 asset write-offs	—	19,885	—
Net cash provided by operating activities	**736,800**	**553,187**	**701,713**
Purchase of investments	(1,708,998)	(947,615)	(628,206)
Liquidation of investments	1,425,848	463,276	374,102
Purchase of banking/finance investments	(66,921)	(103,872)	(32,788)
Liquidation of banking/finance investments	68,387	187,082	26,449
Net proceeds from securitization of loans receivable	558,082	139,295	123,048
Net originations of loans receivable	(426,386)	(294,557)	(194,100)
Net addition of property and equipment	(53,062)	(107,326)	(108,432)
Proceeds from sale of property	9,569	10,392	4,088
Acquisitions of subsidiaries, net of cash acquired	(51,779)	(99,058)	—
September 11, 2001 insurance proceeds	28,562	—	—
Net cash used in investing activities	**(216,698)**	**(752,383)**	**(435,839)**
Increase (decrease) in bank deposits	9,963	67,297	(3,372)
Exercise of common stock options	17,045	2,158	1,142
Proceeds from issuance of put options	6,059	—	—
Dividends paid on common stock	(71,778)	(63,471)	(57,953)
Purchase of stock	(124,929)	(172,113)	(250,042)
Issuance of debt	103,794	711,847	497,118
Payments on debt	(75,859)	(496,320)	(526,006)
Net cash (used in) provided by financing activities	**(135,705)**	**49,398**	**(339,113)**
Increase (decrease) in cash and cash equivalents	384,397	(149,798)	(73,239)
Cash and cash equivalents, beginning of year	596,207	746,005	819,244
Cash and cash equivalents, end of year	**$980,604**	**$596,207**	**$746,005**
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest, including banking/finance group interest	$16,746	$17,746	$26,370
Income taxes	125,083	148,268	180,098
Supplemental disclosure of non-cash information			
Value of common stock issued, mainly restricted stock	$28,009	$28,640	$30,181
Value of common stock issued to acquire Fiduciary	—	775,786	—
Fair value of Fiduciary assets acquired	—	1,538,084	—
Fair value of Fiduciary liabilities acquired	—	757,722	—

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

We derive the majority of our revenues and net income from providing investment management, administration, distribution and related services to the Franklin, Templeton, Mutual Series, Fiduciary Trust and Bissett funds, institutional, high net-worth and other investment products (our "Sponsored Investment Products"). Services to our Sponsored Investment Products are provided under contracts that set forth the level and nature of the fees to be charged for these services. The majority of our revenues relate to mutual fund products which are subject to contracts that are periodically reviewed and approved by each mutual fund's Board of Directors/Trustees and/or its shareholders. Currently, no single Sponsored Investment Product's revenues represent more than 10% of total revenues.

Basis of Presentation. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, which require us to estimate some amounts. Actual amounts may differ from these estimates. Certain comparative amounts for prior years have been reclassified to conform to the fiscal 2002 financial statement presentation.

The consolidated financial statements include the accounts of Franklin Resources, Inc. and its majority-owned subsidiaries ("Franklin Templeton Investments"). All material intercompany accounts and transactions have been eliminated except that we have not eliminated the Receivable from banking/finance group and Payable to parent from our Consolidated Balance Sheets which represent balances outstanding related to the funding of banking activities, including auto and credit card loan financing. In addition, the related intercompany interest expense is included in Other, net revenue and the intercompany interest income is included in Investment and other income in our Consolidated Statements of Income, see Note 9. This treatment provides additional information on funding sources available to the banking/finance group and on its operations.

Cash and Cash Equivalents include cash on hand, demand deposits with banks, debt instruments with original maturities of three months or less and other highly liquid investments, including money market funds, which are readily convertible into cash.

Investment Securities, Available-for-Sale are carried at fair value. Fair values for investments in our Sponsored Investment Products are based on the last reported net asset value. Fair values for other investments are based on the last reported price on the exchange on which they are traded. Realized gains and losses are included in investment income currently based on specific identification. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized.

When the cost of an investment exceeds its fair value, we review the investment for an other-than-temporary decline in value. In making the determination of whether the decline is other-than-temporary, we use a systematic methodology that includes consideration of the duration and extent to which the fair value is less than cost, the financial condition of the investee, including industry and sector performance, and our intent and ability to hold the investment. When a decline in fair value of an available-for-sale security is determined to be other-than-temporary, the unrealized loss recorded net of tax in Accumulated other comprehensive income is realized as a charge to Net income.

Derivatives. We do not hold or issue derivative financial instruments for trading purposes. Periodically, we enter into interest-rate swap agreements to reduce variable interest-rate exposure with respect to our commercial paper, designated as cash flow hedges, and to hedge exposures or modify the interest rate characteristics of fixed-rate borrowings with maturities in excess of one year, designated as fair value hedges. As of September 30, 2002, we held interest rate swaps with a total notional amount of $43 million and these were reported at their fair value of $2.7 million.

We periodically enter into spot and forward currency contracts as principal to facilitate client transactions and, on limited occasions, hold currency options for our own account. It is our policy that substantially all forward contracts be covered no later than the close of business each day. Gains or losses on these contracts are reflected in the Consolidated Statements of Income. The gross fair market value of all contracts outstanding that had a positive fair market value totaled $2.7 million at September 30, 2002. This represents a credit exposure to the extent that counterparties fail to settle their contractual obligations. This risk is mitigated by the use of master netting agreements, careful valuation of counterparty credit standings, diversification and limits.

We occasionally sell put options over our common stock. During fiscal 2002, we sold put options giving the purchaser the right to sell up to 3.5 million shares of our common stock to us at specified prices upon exercise of the options if certain conditions are met. We received premiums of approximately $7.0 million that were recorded in stockholders' equity as Capital in excess of par value. At September 30, 2002, 3 million common stock put options were outstanding, with designated expiration dates in January, March, June and July of 2003.

Loans Receivable. Our banking/finance group offers retail-banking and consumer lending services. We accrue interest on loans using the simple interest method. The majority of retail-banking loans are at variable rates, which are adjusted periodically.

Allowance for Loan Losses. An allowance for loan losses on our consumer loan portfolio is maintained at a level sufficient to absorb probable losses inherent in the loan portfolio. Probable losses are estimated for the consumer loan portfolio based on contractual delinquency status and historical loss experience. The allowance on our consumer portfolio is based on aggregated portfolio segment evaluations, generally by loan type, and reflects our judgment of portfolio risk factors such as economic conditions, bankruptcy trends, product mix, geographic concentrations and other similar items. A loan is charged to the allowance for loan losses when it is deemed to be uncollectible, taking into consideration the value of the collateral, the financial condition of the borrower and other factors. Recoveries on loans previously charged-off as uncollectible are credited to the allowance for loan losses. The allowance for loan losses on our auto loan portfolio includes a portion of acquisition discounts from our purchase of automobile installment loan contracts, commonly referred to as dealer holdbacks. This allocation represents our estimate of the losses expected over the life of the loan.

We have not recorded allowance for possible loan losses on our retail-banking loans and advances as these loans are generally payable on demand and are fully secured by assets under our custody. Advances on customers' accounts are generally secured or subject to rights of offset and, consistent with past experience, no loan losses are anticipated.

Past due loans 90 days or more in both our consumer lending and retail-banking portfolios are reviewed individually to determine whether they are collectible. If warranted, after considering collateral level and other factors, loans 90 days past due are placed on non-accrual status.

Investments, Other include investments that we intend to hold for a period in excess of one year.

Investments are accounted for using the equity method of accounting if we are able to exercise significant influence, but not control, over the investee. Significant influence is generally considered to exist when an ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's Board of Directors and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate. Lower thresholds are used for our investments in limited partnerships in determining whether we are able to exercise significant influence. Companies in which we hold in excess of 50% ownership interest are consolidated in our financial statements.

Investments are accounted for under the cost method if we are not able to exercise significant influence over the investee. In addition, investments, other include debt instruments carried at fair value in accordance with our treatment of investment securities, available-for-sale. These include collateralized debt obligations ("CDOs") which are valued based on cash flow projections.

Investments, other are adjusted for other-than-temporary declines in value. When a decline in fair value of an investment carried at fair value is determined to be other-than-temporary, the unrealized loss recorded net of tax in Accumulated other comprehensive income is realized as charge to net income. When a decline in fair value of an investment carried at cost is determined to be other-than-temporary, the investment is written down to fair value and the loss in value is included in earnings.

Deferred Sales Commissions. Sales commissions paid to brokers and other investment advisors in connection with the sale of shares of our mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding eight years - the periods in which we estimate that they will be recovered from distribution plan payments and from contingent deferred sales charges.

Property and Equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives. Expenditures for repairs and maintenance are charged to expense when incurred. We amortize leasehold improvements on the straight-line basis over their estimated useful lives or the lease term, whichever is shorter.

Software Developed for Internal Use. Some internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized. These capitalized costs are included in Property and equipment, net on our Consolidated Balance Sheets and are amortized beginning when the software project is complete and the application is put into production, over the estimated useful life of the software.

Intangible Assets and Goodwill. Intangible assets consist mainly of the estimated value of mutual fund management contracts and customer base resulting from our acquisition of the assets and liabilities of Templeton, Galbraith & Hansberger Ltd. in October 1992 and Heine Securities Corporation in November 1996, as well as the purchase of the following companies:

- Bissett and Associates Investment Management Ltd. ("Bissett") in October 2000;
- Fiduciary Trust Company International ("Fiduciary") in April 2001; and
- Pioneer ITI AMC Limited in July 2002.

We amortize intangible assets over their estimated useful lives, ranging from 5 to 15 years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets mainly represent the value of contracts to manage mutual fund assets, for which there is no foreseeable limit on the contract period.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), indefinite-lived intangible assets and goodwill are not amortized.

We review intangible assets and goodwill at least annually to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the carrying amount of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows without interest charges to be derived from these assets. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Goodwill has been assigned to our investment management operating segment. See Note 8 for additional information regarding intangible assets and goodwill.

Demand and Interest Bearing Deposits. The fair value of demand deposits are, by definition, equal to their carrying amounts. The interest-bearing deposits are variable rate and short-term and, therefore, the carrying amounts approximate their fair values.

Revenues. We recognize investment management fees, shareholder servicing fees, investment income and distribution fees as earned, over the period in which services are rendered. Investment management fees are determined based on a percentage of assets under management. Shareholder servicing fees are calculated based on the number of accounts serviced. We record underwriting commissions related to the sale of shares of our Sponsored Investment Products on the trade date.

Advertising and Promotion. We expense costs of advertising and promotion as incurred.

Foreign Currency Translation. Assets and liabilities of foreign subsidiaries are translated at current exchange rates as of the end of the accounting period, and related revenues and expenses are translated at average exchange rates in effect during the period. Net exchange gains and losses resulting from translation are excluded from income and are recorded as part of Accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in income currently.

Dividends. For the years ended September 30, 2002, 2001 and 2000, we declared dividends to common stockholders of $0.28, $0.26 and $0.24 per share.

Stock-Based Compensation. As allowed under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock-based plans. Accordingly, no compensation costs are recognized with respect to stock options granted, or with respect to shares issued under the Employee Stock Investment Plan. We recognize compensation expense for the matching contribution that we may elect to make in connection with the Employee Stock Investment Plan over the 18-month holding period and for the full cost of restricted stock grants in the year that they are earned.

Accumulated Other Comprehensive Income is reported in our consolidated statements of stockholders' equity and includes net income, minimum pension liability adjustment, unrealized gains (losses) on investment securities available-for-sale, net of income taxes and currency translation adjustments.

The changes in net unrealized gains (losses) on investment securities include reclassification adjustments relating to the net realized gains on the sale of investment securities of $5.7 million, $34.2 million and $9.9 million during fiscal 2002, 2001 and 2000. The tax effect of the change in unrealized gains (losses) on investment securities was $(1.7) million, $(18.4) million and $7.1 million during fiscal 2002, 2001 and 2000.

Earnings per share. Earnings per share were computed as follows:

(in thousands except per share amounts)	2002	2001	2000
Net income	$432,723	$484,721	$562,089
Weighted-average shares outstanding - basic	261,239	252,628	246,116
Incremental shares from assumed conversions	815	1,035	508
Weighted-average shares outstanding - diluted	262,054	253,663	246,624
Earnings per share:			
Basic	$1.66	$1.92	$2.28
Diluted	$1.65	$1.91	$2.28

Note 2 - Acquisitions

On July 26, 2002, our 75% owned subsidiary, Templeton Asset Management (India) Private Limited, acquired all of the issued and outstanding shares of Pioneer ITI AMC Limited ("Pioneer"), an Indian investment management company with approximately $0.8 billion in assets under management as of the purchase date. This all-cash transaction was valued at approximately $55.4 million. Our consolidated financial statements include the operating results of Pioneer from July 26, 2002. We recognized goodwill of $38.7 million and indefinite-lived management contracts of $13.1 million from this acquisition.

On April 10, 2001, we acquired Fiduciary. Each share of Fiduciary's common stock was exchanged for 2.7744 shares of our common stock, resulting in the issuance in the aggregate of approximately 20,187,000 shares of our common stock. The value of the shares issued in exchange for Fiduciary was approximately $775.8 million. We accounted for this transaction using the purchase method of accounting. The excess of the purchase price, including our acquisition costs, over the fair value of the net assets acquired resulted in goodwill of $559.5 million. Net assets acquired included $235.5 million of other intangible assets. As of September 30, 2001, we wrote off the net intangible asset related to Fiduciary's headquarters lease of $8.2 million as a result of the September 11, 2001 terrorist attack. See Note 20. The estimated life of the other intangible assets is 15 years.

On October 2, 2000, we acquired all of the issued and outstanding shares of Bissett, a Canadian asset management company. The all-cash transaction was valued at approximately $95 million. Intangible assets of approximately $89 million with lives ranging from 15 to 40 years were recorded as a result of the acquisition. We accounted for this transaction using the purchase method. Our consolidated financial statements include the operating results of Bissett from October 2, 2000.

We have not presented proforma combined results of operations for these acquisitions, because the results of operations as reported in the accompanying consolidated statements of income would not have been materially different.

Note 3 - Cash and Cash Equivalents

Cash and cash equivalents at September 30, 2002 and 2001, consisted of the following:

(in thousands)	2002	2001
Cash and due from banks	$224,214	$204,907
Federal funds sold and securities purchased under agreements to resell	82,150	25,020
Other	674,240	366,280
Total	$980,604	$596,207

Federal Reserve Board regulations require reserve balances on deposits to be maintained with the Federal Reserve Banks by banking subsidiaries. The average required reserve balance was $5.3 million at September 30, 2002 and $3.1 million at September 30, 2001.

Note 4 - Investment Securities and Other Investments

Investment securities at September 30, 2002 and 2001, consisted of the following:

(in thousands)	Amortized cost	Gross unrealized Gains	Gross unrealized Losses	Fair value
2002				
Investment securities, available-for-sale				
Sponsored Investment Products	$421,612	$7,309	$(66,888)	$362,033
Debt (mainly U.S. Government)	1,159,126	18,058	—	1,177,184
Securities of U.S. states and political subdivisions	10,758	597	—	11,355
Equities	1,264	1,269	(13)	2,520
Total	**$1,592,760**	**$27,233**	**$(66,901)**	**$1,553,092**
Investments, Other				
Investment in equity-method investees	$65,347	$—	$—	$65,347
Equities and other	189,008	18,702	(9,130)	198,580
Total	**$254,355**	**$18,702**	**$(9,130)**	**$263,927**
2001				
Investment securities, available-for-sale				
Sponsored Investment Products	$225,150	$2,191	$(48,388)	$178,953
Debt (mainly U.S. Government)	1,151,818	11,990	—	1,163,808
Securities of U.S. states and political subdivisions	13,156	252	—	13,408
Equities	18,560	6,024	(10)	24,574
Total	**$1,408,684**	**$20,457**	**$(48,398)**	**$1,380,743**
Investments, Other				
Investments in equity-method investees	$59,261	$—	$—	$59,261
Equities and other	176,385	16,867	(9,403)	183,849
Total	**$235,646**	**$16,867**	**$(9,403)**	**$243,110**

Investments, other included investments that we intend to hold for a period in excess of one year. Investments in equity method investees include investment partnerships where we have significant influence. Equities and other investments include debt, including CDOs, and other securities with a determinable fair value as well as investments carried at cost.

Gross unrealized losses on Investment securities, available-for-sale and Investments, other at September 30, 2002 were deemed to be temporary in nature. See Note 1 for a description of our investments valuation methodology.

At September 30, 2002, maturities of securities of the U.S. Treasury and federal agencies and the U.S. states and political subdivisions were as follows:

(in thousands)	Amortized cost	Fair value
Securities of U.S. Treasury and federal agencies		
Due in one year or less	$769,590	$770,138
Due after one year through five years	305,086	321,096
Due after five years through ten years	84,450	85,950
Total	$1,159,126	$1,177,184
Securities of U.S. states and political subdivisions		
Due in one year or less	$2,151	$2,187
Due after one year through five years	7,161	7,566
Due after five years through ten years	1,446	1,602
Total	$10,758	$11,355

Note 5 - Loans and Allowance for Loan Losses

A summary of loans receivable by major category is shown below. Included in installment loans to individuals are auto and credit card receivables. Other loans include secured loans made to Fiduciary clients. No loan loss allowance is recognized on Fiduciary's retail-banking loans and advances as described in Note 1.

(in thousands)	2002	2001
Commercial	$67,772	$72,298
Real estate (secured)	99,935	7,196
Installment loans to individuals	158,159	354,588
Other	127,506	130,800
Loans receivable	453,372	564,882
Less: allowance for loan losses	(9,034)	(9,568)
Loans receivable, net	$444,338	$555,314

Maturities of loans at September 30, 2002 were as follows:

(in thousands)	One year or less	After 1 through 5 years	After 5 years	Total
Commercial	$67,772	$—	$—	$67,772
Real estate (secured)	17,721	44,590	37,624	99,935
Installment loans to individuals	58,399	86,639	13,121	158,159
Other	124,506	3,000	—	127,506
Total	$268,398	$134,229	$50,745	$453,372

The following table summarizes contractual maturities of loans due after one year by repricing characteristic at September 30, 2002:

(in thousands)	Carrying amount
Loans at predetermined interest rates	$101,019
Loans at floating or adjustable rates	83,955
Total	$184,974

At September 30, 2002, the banking/finance operating segment had commitments to extend credit aggregating $281.5 million, mainly under its credit card lines. Standby letters of credit issued to Fiduciary clients totaled $7.4 million and expire through December 2003. The standby letters of credit are secured by marketable securities.

Changes in the allowance for loan losses during 2002 and 2001 were as follows:

(in thousands)	2002	2001
Balance, beginning of year	$9,568	$4,971
Provision for loan losses	13,890	9,585
Charge-offs	(8,639)	(6,710)
Recoveries	1,845	1,367
Loans securitized	(10,903)	(2,880)
Dealer holdback and other	3,273	3,235
Balance, end of year	**$9,034**	**$9,568**
Total net loan charge-offs as a percentage of average total loans	1.38%	1.58%
Allowance as a percentage of total loans	1.99%	1.69%

The following is a summary of delinquency information for fiscal 2002, 2001 and 2000:

(in thousands)	2002	2001	2000
Commercial loans, 90 days or more delinquent	$300	$300	$—
Installment loans, 90 days or more delinquent	$750	$292	$683
Non-accrual loans	$439	$306	$470

Note 6 - Securitization of Loans Receivable

The following table shows details of auto loan securitization transactions:

(in thousands)	2002	2001	2000
Gross sale proceeds	$565,154	$145,385	$123,951
Net carrying amount of loans sold	$544,831	$142,541	$124,883
Pre-tax gain (loss)	$20,323	$2,844	$(932)

When we sell auto loans in a securitization transaction, we record an interest-only strip receivable, representing our contractual right to receive interest and other cash flows from the pool of securitized loans after payment of required amounts to the holders of the securities and certain costs associated with the securitization. The gross sales proceeds include the fair value of the interest-only strips.

We generally estimate fair value based on the present value of future expected cash flows. The key assumptions used in the present value calculations of our securitization transactions at the date of securitization were as follows:

	2002	2001	2000
Excess cash flow discount rate (annual rate)	12%	12%	12%
Cumulative life loss rate	3.30%	3.53%	3.00%
Pre-payment speed assumption (average monthly rate)	1.75%	1.50%	1.50%

We determined these assumptions using data from comparable transactions, historical information and management's estimate. Interest-only strip receivables are generally restricted assets and subject to limited recourse provisions. The carrying value of the interest-only strips included in other banking/finance assets as of September 30, 2002 was $29.1 million and as of September 30, 2001 was $10.8 million.

We generally estimate the fair value of the interest-only strips at each period-end based on the present value of future expected cash flows, consistent with the methodology used at the date of securitization.

The following shows the sensitivity of the interest-only strip receivables at September 30, 2002 and 2001 to adverse changes in the key economic assumptions used to measure fair value, which are hypothetical:

(in thousands)	2002	2001
Carrying amount/ fair value of interest-only strips	$29,088	$10,785
Excess cash flow discount rate (annual rate)	12%	12%
Impact on fair value of 10% adverse change	$(400)	$(137)
Impact on fair value of 20% adverse change	$(789)	$(270)
Cumulative life loss rate	3.63%	3.08%
Impact on fair value of 10% adverse change	$(1,787)	$(665)
Impact on fair value of 20% adverse change	$(3,579)	$(1,328)
Pre-payment speed assumption (average monthly rate)	1.73%	1.70%
Impact on fair value of 10% adverse change	$(2,632)	$(846)
Impact on fair value of 20% adverse change	$(5,155)	$(1,630)

This sensitivity analysis shows the hypothetical effect of a change in the assumptions used to determine the fair value of the interest-only strip receivable. Actual future market conditions may differ materially and accordingly, these forward-looking statements should not be considered our projections of future events or losses.

With respect to retained servicing responsibilities relating to the securitization trusts, we receive annual servicing fees ranging from 1.0% to 2.0% of the loans securitized. We also receive the rights to future cash flows, if any, arising after the investors in the securitization trust have received their contracted return.

The following is a summary of cash flows received from and paid to securitization trusts during fiscal 2002, 2001 and 2000:

(in thousands)	2002	2001	2000
Servicing fees received	$7,921	$4,538	$3,846
Other cash flows received	15,375	7,401	5,161
Purchase of loans from trusts	(8,659)	(521)	(286)

Amounts payable to the trustee for servicing income collected on behalf of the trusts of $24.9 million as of September 30, 2002 and $10.9 million as of September 30, 2001 are included in other banking/finance liabilities.

The securitized loan portfolio that we manage and the related delinquencies as of September 30, 2002 and September 30, 2001 were as follows:

(in thousands)	2002	2001
Securitized loans held by securitization trusts	$530,896	$210,763
Delinquencies	9,317	3,769
Net charges-offs during the period on securitized loans	6,494	3,484

Note 7 - Property and Equipment

The following is a summary of property and equipment at September 30, 2002 and 2001:

(in thousands)	Useful lives in years	2002	2001
Furniture, software and equipment	3-5	$526,256	$505,246
Premises and leasehold improvements	5-35	195,024	207,484
Land	—	66,923	68,446
		788,203	781,176
Less: Accumulated depreciation and amortization		(394,031)	(331,550)
Property and equipment, net		$394,172	$449,626

Note 8 - Intangible Assets and Goodwill

Intangible assets at September 30, 2002 and September 30, 2001 were as follows:

(in thousands)	Gross carrying amount	Accumulated amortization	Net carrying amount
As of September 30, 2002			
Amortized intangible assets:			
Customer base	$231,935	$(23,358)	$208,577
Other	31,546	(18,181)	13,365
	263,481	(41,539)	221,942
Non-amortized intangible assets:			
Management contracts	475,304	—	475,304
Total	$738,785	$(41,539)	$697,246
As of September 30, 2001			
Amortized intangible assets:			
Customer base	$232,190	$(7,913)	$224,277
Other	31,546	(16,552)	14,994
	263,736	(24,465)	239,271
Non-amortized intangible assets:			
Management contracts	462,927	—	462,927
Total	$726,663	$(24,465)	$702,198

The change in the carrying amount of goodwill during the year ended September 30, 2002 was as follows:

(in thousands)	
Goodwill, October 1, 2001	$1,286,622
Pioneer acquisition (see Note 2)	38,652
Foreign currency movements	(3,335)
Goodwill, September 30, 2002	$1,321,939

We adopted SFAS 142 on October 1, 2001. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets after acquisition. Under the new standard, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. Accordingly, on October 1, 2001, we ceased amortization on goodwill and indefinite-lived assets. This resulted in the following amortization expense reduction:

(in thousands except per share amounts)	Year ended September 30, 2002
Amortization expense reduction	$50,197
Amortization expense reduction - net of tax	$37,562
Increase in basic and diluted earnings per share	$0.14

All of our goodwill and intangible assets, including those arising from the purchase of Fiduciary in April 2001, relate to our investment management operating segment. Indefinite-lived intangible assets represent the value of management contracts with our Sponsored Investment Products. The following table reflects our results as though we had adopted SFAS 142 on October 1, 2000.

(in thousands except per share amounts)

Year ended September 30,	2002	2001	2000
Net income as reported	$432,723	$484,721	$562,089
Goodwill amortization	—	29,443	20,865
Indefinite-lived intangibles amortization	—	13,152	12,762
Tax effect at effective tax rate	—	(10,223)	(8,071)
Net income as adjusted	**$432,723**	**$517,093**	**$587,645**
Basic earnings per share as reported	$1.66	$1.92	$2.28
Diluted earnings per share as reported	$1.65	$1.91	$2.28
Basic earnings per share as adjusted	$1.66	$2.05	$2.39
Diluted earnings per share as adjusted	$1.65	$2.04	$2.38

Estimated amortization expense for each of the next 5 fiscal years is as follows:

(in thousands)	For the years ending September 30,
2003	$16,934
2004	16,934
2005	16,934
2006	16,934
2007	16,934

As of March 31, 2002, we completed the impairment testing of goodwill and indefinite-lived intangible assets under the guidance set out in SFAS 142 and we determined that there was no impairment in the value of goodwill and indefinite-lived assets recorded in our books and records as of October 1, 2001.

Note 9 - Segment Information

We have two operating segments: investment management and banking/finance. We based our operating segment selection process primarily on services offered. The investment management segment derives substantially all of its revenues and net income from providing investment advisory, fund administration, distribution and related services to our Sponsored Investment Products. The banking/finance segment offers consumer lending and selected retail-banking services to individuals.

Financial information for our two operating segments for the years ended September 30, 2002, 2001 and 2000 is presented in the table below. Operating revenues of the banking/finance segment are reported net of interest expense and provision for loan losses.

(in thousands)

As of and for the year ended September 30, 2002	Investment Management	Banking/finance	Totals
Assets	$5,331,515	$1,091,223	$6,422,738
Operating revenues	2,463,086	55,446	2,518,532
Interest revenue - inter-segment	5,415	—	5,415
Interest expense	12,302	N/A	12,302
Income before taxes	546,396	31,879	578,275
As of and for the year ended September 30, 2001			
Assets	$5,036,406	$1,229,244	$6,265,650
Operating revenues	2,323,085	31,758	2,354,843
Interest revenue - inter-segment	9,778	—	9,778
September 11, 2001 expense, net	7,649	—	7,649
Interest expense	10,556	N/A	10,556
Income before taxes	629,908	7,882	637,790
As of and for the year ended September 30, 2000			
Assets	$3,742,881	$299,562	$4,042,443
Operating revenues	2,320,755	19,385	2,340,140
Interest revenue - inter-segment	8,617	—	8,617
Interest expense	13,960	N/A	13,960
Income before taxes	739,030	561	739,591

Operating revenues of the banking/finance segment included above were as follows:

(in thousands)

For the year ended September 30,	2002	2001	2000
Interest and fees on loans	$33,523	$34,296	$30,589
Interest and dividends on investment securities	19,804	11,430	2,077
Total interest income	53,327	45,726	32,666
Interest on deposits	9,812	10,768	2,742
Interest on short-term debt	392	1,003	—
Interest expense - inter-segment	5,415	9,778	8,617
Total interest expense	15,619	21,549	11,359
Net interest income	37,708	24,177	21,307
Other income	31,628	17,166	3,329
Provision for loan losses	(13,890)	(9,585)	(5,251)
Total operating revenues	**$55,446**	**$31,758**	**$19,385**

Inter-segment interest payments from the banking/finance segment to the investment management segment are based on market rates prevailing at the inception of each loan. As further described in Note 1, inter-segment interest income and expense are not eliminated in our Consolidated Statements of Income. The investment management segment incurs substantially all of our depreciation and amortization costs and expenditures on long-lived assets.

We conduct operations in the following principal geographic areas of the world: the United States, Canada, the Bahamas, Europe, Asia, South America, Africa and Australia. For segment reporting purposes, we have combined Asia, South America, Africa and Australia into one category - Other. Revenues by geographic area include fees and commissions charged to customers and fees charged to affiliates.

Information by geographic area is summarized below:

(in thousands)	2002	2001	2000
Operating revenues:			
United States	$1,846,867	$1,685,108	$1,596,712
Canada	206,287	267,007	250,778
Bahamas	258,745	294,922	284,518
Europe	134,252	129,090	126,111
Other	167,457	144,200	191,095
Eliminations	(95,076)	(165,484)	(109,074)
Total	**$2,518,532**	**$2,354,843**	**$2,340,140**
Property and equipment, net:			
United States	$338,763	$394,082	$387,197
Canada	5,151	7,246	7,096
Bahamas	7,299	7,916	8,126
Europe	6,371	7,159	6,692
Other	36,588	33,223	35,583
Total	**$394,172**	**$449,626**	**$444,694**

Note 10 - **Deposits**

Deposits at September 30, 2002 and 2001 were as follows:

(in thousands)	2002	2001
Domestic		
Interest-bearing	$670,448	$602,115
Noninterest-bearing	45,332	97,130
Total domestic deposits	715,780	699,245
Foreign		
Interest-bearing	12,725	12,500
Noninterest-bearing	5,066	11,863
Total foreign deposits	17,791	24,363
Total	**$733,571**	**$723,608**

Maturities of time certificates in amounts of $100,000 or more at September 30, 2002 were:

(in thousands)	Domestic (U.S.)	Foreign	Total
3 months or less	$5,715	$12,725	$18,440
Over 3 months through 6 months	100	—	100
Over 6 months through 12 months	604	—	604
Over 12 months	1,970	—	1,970
Total	**$8,389**	**$12,725**	**$21,114**

Note 11 - Debt

Debt at September 30, 2002 and 2001 was as follows:

(in thousands)	Carrying amount	2002 Weighted average rate	Carrying amount	2001 Weighted average rate
Federal Home Loan Board advances	$8,500	1.94%	$1,000	2.73%
Convertible Notes	514,190	1.88%	504,683	1.88%
Other	88,788		69,691	
	602,978		574,374	
Less current maturities	7,830		8,361	
Total long-term debt	**$595,148**		**$566,013**	

Federal Home Loan Board advances are included in other liabilities of the banking/finance operating segment. Other long-term debt consists primarily of deferred commission liability recognized in relation to the U.S. deferred commission assets financed by Lightning Finance Company Limited ("LFL") that have not been sold by LFL in a securitization transaction as of September 30, 2002.

As of September 30, 2002, maturities of long-term debt were as follows:

(in thousands)	Carrying amount
2003	$10,082
2004	10,101
2005	10,368
2006	10,642
2007	10,924
Thereafter	543,031
Total long-term debt	**$595,148**

In May 2001, we received approximately $490 million in net proceeds from the sale of $877 million principal amount at maturity of zero-coupon convertible senior notes due 2031 (the "Convertible Notes"). The Convertible Notes, which were offered to qualified institutional buyers only, carry an interest rate of 1.875% per annum, with an initial conversion premium of 43%. Each of the $1,000 (principal amount at maturity) Convertible Notes is convertible into 9.3604 shares of our common stock. We may redeem the Convertible Notes for cash on or after May 11, 2006 at their accreted value. We may have to repurchase the Convertible Notes at their accreted value, at the option of the holders, on May 11 of 2003, 2004, 2006, 2011, 2016, 2021 and 2026. In this event, we may choose to pay the purchase price in cash or shares of our common stock.

At September 30, 2002, the amount included in long-term debt in respect of the Convertible Notes was $514.2 million including principal outstanding and accrued interest. In the maturity schedule above, we have classified this amount as maturing after September 2007, as the final maturity date is May 2031. The amount of convertible notes that will be redeemed depends on, among other factors, the performance of our common stock.

At September 30, 2002, approximately $850 million was available to us under unused commercial paper and medium-term note programs and an additional $300 million was available under a shelf registration statement with the Securities and Exchange Commission permitting the issuance of debt and equity securities. We did not have any commercial paper outstanding or medium-term notes issued at September 30, 2002.

Our committed revolving credit facilities at September 30, 2002 totaled $420 million, of which, $210 million was under a 364-day facility. The remaining $210 million facility was under a five-year facility and will expire in June 2007. The agreements related to the revolving credit facilities include various restrictive covenants, including: a capitalization ratio, interest coverage ratio, minimum working capital and limitations on additional debt. In addition, our Fiduciary subsidiary has $350 million available in uncommitted bank lines under the Federal Reserve Funds system.

Note 12 - Investment Income

(in thousands)	2002	2001	2000
Dividends	$12,934	$24,369	$12,294
Interest	37,796	63,455	57,025
Realized gains on sale of assets, net	3,957	54,869	19,718
Other-than-temporary decline in investments value	(60,068)	—	—
Foreign exchange losses, net	(6,149)	(3,629)	(1,311)
Other	16,605	(2,713)	2,382
Total investment income	**$5,075**	**$136,351**	**$90,108**

During fiscal 2002, we recognized a $60.1 million other-than-temporary decline in value of investments. Substantially all of our dividend income was generated by investments in our Sponsored Investment Products. We realized a gain of $32.9 million on the sale of our former headquarters building in San Mateo in July 2000. That gain was amortized over 12 months, the period of our leaseback on the building.

Note 13 - Taxes on Income

Taxes on income for the years ended September 30, 2002, 2001 and 2000 were as follows:

(in thousands)	2002	2001	2000
Current			
Federal	$71,400	$84,220	$96,074
State	17,065	16,694	18,558
Foreign	38,653	41,532	59,590
Deferred expense	18,434	10,623	3,280
Total provision for income taxes	**$145,552**	**$153,069**	**$177,502**

Included in income before taxes was $283.7 million, $357.0 million and $446.0 million of foreign income for the years ended September 30, 2002, 2001 and 2000. The provision for income taxes includes benefits of $9.3 million for the year ended September 30, 2002 related to the utilization of net operating loss carry-forwards.

The major components of the net deferred tax liability as of September 30, 2002 and 2001 were as follows:

(in thousands)	2002	2001
Deferred tax assets		
State taxes	$5,088	$5,186
Loan loss reserves	4,007	5,021
Deferred compensation and employee benefits	26,117	24,330
Restricted stock compensation plan	32,925	34,328
Severance and retention compensation	20,735	18,232
Net operating loss and foreign tax credit carry-forwards	70,030	65,161
Investments	2,144	2,399
Other	16,260	6,796
Total deferred tax assets	177,306	161,453
Valuation allowance for tax carry-forwards	(64,939)	(52,268)
Deferred tax assets, net of valuation allowance	112,367	109,185
Deferred tax liabilities		
Depreciation on fixed assets	14,271	10,842
Goodwill and other purchased intangibles	145,110	135,508
Deferred commissions	14,968	12,368
Interest Expense on Convertible Notes	11,863	3,157
Other	22,511	16,199
Total deferred tax liabilities	208,723	178,074
Net deferred tax liability	**$(96,356)**	**$(68,889)**

At September 30, 2002, there were approximately $43 million of foreign net operating loss carry-forwards, approximately $27 million of which expire between 2003 and 2010 with the remaining carry-forwards having an indefinite life. In addition, there were approximately $725 million in state net operating loss carry-forwards that expire between 2003 and 2022. There were also approximately $10 million in federal foreign tax credit carry-forwards which will expire in 2004. A valuation allowance has been recognized on some deferred tax assets due to the uncertainty of realizing the benefit of the loss and credit carry-forwards.

We have made no provision for U.S. taxes on $1,894 million of cumulative undistributed earnings of foreign subsidiaries as those earnings are intended to be reinvested for an indefinite period of time. Determination of the potential amount of unrecognized deferred U.S. income tax liability related to such reinvested income is not practicable because of the numerous assumptions associated with this hypothetical calculation; however, foreign tax credits would be available to reduce some portion of this amount.

The following is a reconciliation between the amount of tax expense at the Federal statutory rate and taxes on income as reflected in operations for the years ended September 30, 2002, 2001 and 2000:

(in thousands)	2002	2001	2000
Federal statutory rate	35%	35%	35%
Federal taxes at statutory rate	$202,396	$223,226	$258,857
State taxes, net of federal tax effect	10,661	11,716	17,586
Effect of foreign operations	(52,269)	(75,963)	(96,260)
Other	(15,236)	(5,910)	(2,681)
Actual tax provision	**$145,552**	**$153,069**	**$177,502**
Effective tax rate	25%	24%	24%

Note 14 - Commitments and Contingencies

We lease office space and equipment under long-term operating leases expiring at various dates through fiscal year 2017. Lease expense aggregated $34.8 million, $41.3 million and $43.1 million for the fiscal years ended September 30, 2002, 2001 and 2000. Future minimum lease payments under non-cancelable operating leases are not material.

We are contingently liable for approximately $145 million in residual guarantees under an operating lease for our global corporate headquarters in San Mateo, California. This represents about 85% of the total construction costs of $170 million. The lease is classified as an operating lease under Statement of Financial Accounting Standards No. 13, "Accounting for Leases".

We are involved in various claims and legal proceedings that are considered normal in our business. While it is not feasible to predict or determine the final outcome of these proceedings, we do not believe that they should have a material adverse effect on our financial position, results of operations or liquidity.

In February 2001, we signed an agreement to outsource management of our data center and distributed server operations. Under the agreement, we may end the agreement any time after March 2004 by incurring a termination charge. The maximum termination charge payable depends on the termination date, the service levels prior to our termination of the agreement, and costs incurred to wind down the services. Based on September 30, 2002 service levels, this termination fee would approximate $37.2 million. We do not consider it likely that we will incur this cost. Under the terms of the agreement, we must also pay an additional transition charge of approximately $2.7 million in March 2003.

Note 15 - Employee Stock Award and Option Plans

We sponsor a Universal Stock Incentive Plan ("USIP") and an Annual Incentive Compensation Plan ("AICP"). Under the terms of these plans, eligible employees may receive cash and stock awards based on the performance of Franklin Templeton Investments and that of the individual employee. The USIP provides for the issuance of up to 26 million shares of our common stock for various stock-related awards, including those related to the AICP. As of September 30, 2002 and prior to considering fiscal 2002 grants, we had approximately 4.8 million shares available for grant under the USIP, including those related to the AICP. In addition to the annual award of stock under the plan, we may award options and other forms of stock-based compensation to some employees. The Compensation Committee of the Board of Directors determines the terms and conditions of awards under the plans. Total compensation cost recognized for stock-based compensation during fiscal 2002, 2001 and 2000 was $34.2 million, $28.5 million and $28.9 million.

Information regarding stock options is as follows:

(shares in thousands)	Shares	2002 Weighted average exercise price	Shares	2001 Weighted average exercise price	Shares	2000 Weighted average exercise price
Outstanding, beginning of year	8,397	$36.94	2,222	$32.52	1,315	$32.02
Granted	4,208	$37.10	6,640	$38.41	1,108	$32.60
Exercised/cancelled	(926)	$37.03	(465)	$36.70	(201)	$29.73
Outstanding, end of year	11,679	$37.00	8,397	$36.94	2,222	$32.52
Exercisable, end of year	5,479	$36.66	2,602	$35.65	437	$34.44

The range of exercise prices for these outstanding options at September 30, 2002 was from $28.19 to $45.67. Of the exercisable options, 93% were exercisable at prices ranging from $32.63 to $38.38. The weighted-average remaining contractual life for the options was 7 years. These options generally vest over a 3-year period.

If we had determined compensation costs for our stock option plans and our Employee Stock Investment Plan (See Note 16) based upon fair values at the grant dates in accordance with the provisions of SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. For pro forma purposes, the estimated fair value of options is amortized to expense over the options' vesting period.

For the Years Ended September 30,	2002	2001	2000
Net income *(in millions)*			
As reported	$432.7	$484.7	$562.1
Pro forma	373.4	$445.3	$553.4
Basic earnings per share			
As reported	$1.66	$1.92	$2.28
Pro forma	$1.43	$1.76	$2.25
Diluted earnings per share			
As reported	$1.65	$1.91	$2.28
Pro forma	$1.42	$1.76	$2.24

The weighted-average estimated fair value of options granted on the date of grant using Black-Scholes option-pricing model was as follows:

For the Years Ended September 30,	2002	2001	2000
Weighted-average fair value of options granted	$16.14	$19.58	$15.31
Assumptions made:			
Dividend yield	1%	1%	1%
Expected volatility	42%	40%	38%
Risk-free interest rate	4%	5%	6%
Expected life	3 - 6 years	2 - 9 years	2 - 7 years

Note 16 - Employee Stock Investment Plan

We have a qualified, non-compensatory Employee Stock Investment Plan ("ESIP") which allows participants who meet certain eligibility criteria to buy shares of our common stock at 90% of their market value on defined dates. Our stockholders approved 4 million shares of common stock for issuance under the ESIP. The ESIP is open to substantially all employees of U.S. subsidiaries and some employees of non-U.S. subsidiaries. At September 30, 2002, approximately 1,248,000 shares had been purchased on a cumulative basis under the ESIP at a weighted-average price of $32.14.

In connection with the ESIP, we may, at our election, provide matching grants to participants in the ESIP of whole or partial shares of common stock. While reserving the right to change this determination, we have indicated that we will provide one half-share for each share held by a participant for a minimum period of 18 months. We made our first matching grant in fiscal 2000. During fiscal 2002, 2001, and 2000, we issued approximately 85,000, 81,000 and 84,000 shares at an average market price of $35.47, $45.04 and $35.52.

Note 17 - Other Compensation and Benefit Plans

Fiduciary has a noncontributory retirement plan (the "retirement plan") covering substantially all its employees who were hired before our acquisition of Fiduciary, have attained age 21 and completed one year of service. Fiduciary also maintains a nonqualified supplementary executive retirement plan ("SERP") to pay defined benefits that are in excess of limits imposed by Federal tax law, to participants in the retirement plan who attain age 55 and 10 years of service. In addition to these pension retirement plans, Fiduciary sponsors a defined benefit healthcare plan that provides post-retirement medical benefits to full-time employees who have worked 10 years and attained age 55 while in service of Fiduciary. As of the date of acquisition, the defined benefit healthcare plan was closed to new entrants.

The following table shows the funded status of the plans, accrued benefit liability we recognized for amounts not yet funded, and assumptions used as of September 30, 2002 and 2001:

	Pension Benefits		Non-Pension Benefits	
(in thousands, except assumptions)	2002	2001	2002	2001
Benefit obligation	$31,635	$29,999	$5,094	$4,454
Fair value of plan assets	$16,592	$19,180	$—	$—
Funded status at year end	$(15,043)	$(10,819)	$(5,094)	$(4,454)
Unrecognized actuarial losses (gains)	6,861	2,138	300	(155)
Unrecognized prior service (credit) cost	(128)	274	—	—
Net amount recognized	$(8,310)	$(8,407)	$(4,794)	$(4,609)
Amounts recognized in the consolidated balance sheets				
Accrued benefit cost recognized	$(14,090)	$(8,762)	$(4,794)	$(4,609)
Intangible asset	—	355	—	—
Accumulated other comprehensive income	5,780	—	—	—
Net amount recognized	$(8,310)	$(8,407)	$(4,794)	$(4,609)
Weighted-average assumptions				
Discount rate	6.50%	7.25%	6.50%	7.25%
Expected return on plan assets	8.00%	9.00%	N/A	N/A
Increase in compensation rate	4.50%	5.50%	4.50%	5.50%

Following the acquisition of Fiduciary, we established an $85 million retention pool aimed at retaining key Fiduciary employees, under which employees will receive both cash payments and options. Salaried employees who remain continuously employed through the applicable dates are eligible for compensation under the program. Excluding the value of options granted, the value of the retention plan is $68 million, and is being expensed over a period ranging from one to five years. We expensed $26 million and $24 million in fiscal 2002 and 2001, including the acceleration of retention payments related to the September 11, 2001 events as described in Note 20.

Note 18 - Fair Values of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The methods and assumptions used to estimate fair values of our financial instruments are described below. See Note 1.

Due to the short-term nature and liquidity of Cash and cash equivalents and Receivables, the carrying amounts of these assets in the Consolidated Balance Sheets approximated fair value.

Investment securities, available-for-sale are carried at fair market value as required by generally accepted accounting principles.

Loans receivable, net are valued using interest rates that consider the current credit and interest rate risk inherent in the loans and the current economic and lending conditions. The amounts in the Consolidated Balance Sheets approximated fair value.

Deposits of the banking/finance segment are valued using interest rates offered by comparable institutions on deposits with similar remaining maturities. The amounts in the Consolidated Balance Sheets approximated fair value.

Interest-rate swap agreements and foreign exchange contracts are carried at fair value.

Debt is valued using publicly-traded debt with similar maturities, credit risk and interest rates. The amounts in the Consolidated Balance Sheet approximate fair values.

Guarantees and letters of credit have fair values based on the face value of the underlying instrument.

Note 19 - Banking Regulatory Ratios

Following the acquisition of Fiduciary in April 2001, we became a bank holding company and a financial holding company subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain a minimum Tier 1 capital and Tier 1 leverage ratio (as defined in the regulations), as well as minimum Tier 1 and Total risk-based capital ratios (as defined in the regulations). Based on our calculations as of September 30, 2002 and 2001, we exceeded the capital adequacy requirements applicable to us as listed below.

(in thousands)	2002	2001	Minimum for our capital adequacy purposes
Tier 1 capital	$2,170,328	$1,957,612	N/A
Total risk-based capital	2,179,363	1,966,075	N/A
Tier 1 leverage ratio	45%	49%	4%
Tier 1 risk-based capital ratio	65%	72%	4%
Total risk-based capital ratio	65%	72%	8%

Note 20 - September 11, 2001 Event

On September 11, 2001, the headquarters of our subsidiary company, Fiduciary, at Two World Trade Center was destroyed in the terrorist attacks on New York City (the "September 11, 2001 Event"). We have since leased office space for Fiduciary in midtown Manhattan, to resume permanent operations. The following table shows the financial impact of the event recognized at September 30, 2002 and 2001:

(in thousands)	2002	2001
Cumulative September 11, 2001 costs recognized as of end of period	$64,853	$50,185
September 11, 2001 expense, net	—	7,649

Approximately $19.9 million of the cumulative estimated costs recognized as of September 30, 2002 pertain to the write-off of an intangible asset related to leased office space and to the write-off of property and equipment lost in the September 11, 2001 Event. In addition, as of September 30, 2002 we had recognized a $16.5 million charge related to employee benefit expenses. These expenses include the acceleration of payments under the employee retention bonus plan related to the acquisition of Fiduciary, and other payments made in respect of victims of the tragedy. Cumulative insurance proceeds received through September 30, 2002 were $38.6 million and included $28.6 million related to property and equipment. At September 30, 2002, we were in the process of pursuing a number of additional claims with our insurance carriers.

Note 21 - New Accounting Standards

In October 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and we early adopted this statement on October 1, 2001. The impact of the adoption of SFAS 144 on our reported operating results, financial position and existing financial statement disclosure was not material.

In April 2002, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"), was issued. SFAS 145 rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, Statement of Financial Accounting Standards No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds Statement of Financial Accounting Standards No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS 145 amends Statement of Financial Accounting Standards No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for some lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for financial statements issued for fiscal years beginning after May 15, 2002. We believe that the adoption of SFAS 145 will not have a material impact on our results of operations or financial condition.

In June 2002, Statement of Financial Accounting Standards No. 146 "Accounting for Exit or Disposal Activities" ("SFAS 146"), was issued. SFAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002 but early application is encouraged. The provisions of EITF Issue No. 94-3 will continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue No. 94-3 prior to the adoption of SFAS 146. Adopting the provisions of SFAS 146 will change, on a prospective basis, the timing of when restructuring charges are recorded from a commitment date approach to when the liability is incurred. We intend to adopt the new standard effective October 1, 2002 and we do not expect this adoption to have a material impact on our results of operations or financial condition.

In October 2002, Statement of Financial Accounting Standards No.147, "Acquisition of Certain Financial Institutions" ("SFAS 147"), was issued. This statement, which provides guidance on the accounting for the acquisition of a financial institution, applies to all acquisitions except those between two or more mutual enterprises. This statement is effective for financial statements issued for fiscal years beginning after September 30, 2002. We believe that the adoption of SFAS 147 will not have a material impact on our results of operations or financial condition.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Franklin Resources, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows present fairly, in all material respects, the consolidated financial position of Franklin Resources, Inc. and its subsidiaries at September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

San Francisco, California
December 6, 2002

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Executive Officers of Registrant

The following information on the executive officers of FRI, including their principal occupations for the past five (5) years, is given as of December 3, 2002.

JENNIFER J. BOLT
AGE 38

Vice President of FRI since June 1994; officer and/or director of other Company subsidiaries; employed by FRI or subsidiaries in various other capacities for more than the past eight (8) years.

HARMON E. BURNS
AGE 57
DIRECTOR SINCE 1991

Vice Chairman and Director of FRI, formerly Executive Vice President and director of the Company for more than the past five (5) years; officer and/or director of many other Company subsidiaries; officer and/or director or trustee in 48 investment companies of Franklin Templeton Investments.

MARTIN L. FLANAGAN
AGE 42

President, Member - Office of the President, Chief Financial Officer and Chief Operating Officer of FRI; formerly Senior Vice President; Chief Financial Officer of FRI since December 1995; officer and/or director of many other Company subsidiaries; officer, director and/or trustee in 49 investment companies of Franklin Templeton Investments.

BARBARA J. GREEN
AGE 55

Vice President and Deputy General Counsel of FRI since January 2000; Vice President, Franklin Templeton Companies, LLC since March 2000; Senior Vice President of Templeton Worldwide, Inc. since October 1996; officer in 50 investment companies of Franklin Templeton Investments.

DONNA S. IKEDA
AGE 46

Vice President of FRI since October 1993. Previously employed by FRI from 1982 to 1990 as Director of Human Resources.

CHARLES B. JOHNSON
AGE 69
DIRECTOR SINCE 1969

Chairman of the Board, Chief Executive Officer and director of the Company for more than the past five (5) years; officer and/or director of many other Company subsidiaries; officer and/or director or trustee in 45 investment companies of Franklin Templeton Investments.

GREGORY E. JOHNSON
AGE 41

President, Member - Office of the President; formerly Vice President of FRI for more than the past five (5) years; officer of many other Company subsidiaries and in two investment companies of Franklin Templeton Investments.

RUPERT H. JOHNSON, JR.
AGE 62
DIRECTOR SINCE 1969

Vice Chairman, formerly Executive Vice President and director of the Company for more than the past five (5) years; officer and/or director of many other Company subsidiaries; officer and/or director or trustee in 48 investment companies of Franklin Templeton Investments.

LESLIE M. KRATTER
AGE 57

Senior Vice President of FRI since January 2000 and Secretary since March 1998; formerly Vice President of FRI since March 1993; officer of many other Company subsidiaries.

KENNETH A. LEWIS
AGE 41

Vice President of Finance, Chief Accounting Officer and Treasurer of FRI since June 2002 and officer of many other Company subsidiaries for the past five years; formerly Vice President of FRI since September 1996. Prior to the Templeton acquisition, employed by various Templeton entities since 1989.

WILLIAM J. LIPPMAN
AGE 77

Senior Vice President of FRI since March 1990; officer and/or director or trustee of other Company subsidiaries and in two investment companies of Franklin Templeton Investments.

MURRAY L. SIMPSON
AGE 65

Executive Vice President and General Counsel of FRI since January 2000; officer in 50 investment companies of Franklin Templeton Investments. Previously Managing Director and Chief Executive Officer of Templeton Franklin Investment Services (Asia), Limited from 1994-2000.

CHARLES R. SIMS
AGE 41

Vice President of FRI and officer of many other Company subsidiaries for the past five years; formerly Vice President - Finance, Chief Accounting Officer since March 2000 and Treasurer of FRI since September 1997; and assistant treasurer in 53 investment companies of Franklin Templeton Investments. Prior to September 1997, employed as Vice President and Chief Financial Officer of Franklin Templeton Investments Corp. formerly known as Templeton Management Limited. Employed by Franklin Templeton Investments since 1989.

ANNE M. TATLOCK
AGE 63

Vice Chairman, Member - Office of the Chairman and director of the Company; Chairman of the Board (since 2000), Chief Executive Officer (since 2000), President (since 1994) and Director of Fiduciary Trust Company International, a subsidiary of Company; officer and/or director of certain other subsidiaries of Company. Director, Fortune Brands, Inc. and Merck & Co., Inc.

Family Relations. Charles B. Johnson and Rupert H. Johnson, Jr. are brothers. Peter M. Sacerdote, a director of FRI, is a brother-in-law of Charles B. Johnson and Rupert H. Johnson, Jr. Gregory E. Johnson is the son of Charles B. Johnson, the nephew of Rupert H. Johnson, Jr. and Peter Sacerdote and the brother of Jennifer Bolt. Jennifer Bolt is the daughter of Charles B. Johnson, the niece of Rupert H. Johnson, Jr. and Peter Sacerdote and the sister of Gregory E. Johnson.

Information regarding the biographies of the directors of FRI and compliance with Section 16(a) of the Exchange Act in the Proxy Statement under the section entitled "Proposal 1: Election of Directors" is incorporated herein by this reference.

Item 11. Executive Compensation

The information in the Proxy Statement under the section entitled "Proposal 1: Election of Directors" is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information about equity compensation plans that have been approved by security holders and plans that have not been approved by security holders.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders (1)	11,678,702 (2)	$ 37.00	7,271,783 (3)
Equity compensation plans not approved by security holders	0	0	0
Total	11,678,702	$ 37.00	7,271,783

(1) Consists of the Amended and Restated 1998 Universal Stock Incentive Plan and the 1998 Employee Stock Investment Plan (the "Purchase Plan").

(2) Excludes options to purchase accruing under the Company's Purchase Plan. Due to a stock split which became effective January 15, 1998, the shareholder approved reserve increased from 2,000,000 shares to 4,000,000 shares. Under the Purchase Plan each eligible employee is granted a separate option to purchase up to 22,500 shares of Common Stock per annum at semi-accrual periods on January 31 and July 31 at a purchase price per share equal to 90% of the fair market value of the Common Stock on the enrollment date or the exercise date, whichever is lower.

(3) Includes shares available for future issuance under the Purchase Plan. As of September 30, 2002, 2,514,331 of shares of Common Stock were available for issuance under the Purchase Plan.

(4) The table includes information for equity compensation plans assumed by the Company in connection with acquisitions of the companies, which originally established those plans.

The information in the Proxy Statement under the section entitled "Security Ownership of Principal Shareholders" and "Security Ownership of Management" is incorporated herein by this reference.

Item 13. Certain Relationships and Related Transactions

Incorporated by reference to the Proxy Statement under the section entitled "Proposal 1: Election of Directors - Certain Relationships and Related Transactions."

Item 14. Controls and Procedures

(a) Evaluation Of Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, including the principal executive officer and the principal financial officer, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Within 90 days prior to the filing date of this Annual Report on Form 10-K, the Company has carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and the Company's principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on such evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective.

(b) Changes In Internal Controls. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1) Please see the index in Item 8 on page 41 of this Annual Report for a list of the financial statements filed as part of this report.

(a)(2) Please see the index in Item 8 on page 41 of this Annual Report for a list of the financial statement schedules filed as part of this report.

(a)(3) Exhibits: See Index to Exhibits on Pages 77 to 82.

(b)(1) Form 8-K filed on July 25, 2002 reporting under Item 5 "Other Events" an earnings press release, dated July 25, 2002, and including said press release as an Exhibit under Item 7 "Financial Statements and Exhibits".

(b)(2) Form 8-K filed on August 13, 2002 reporting under Item 7 "Financial Statements and Exhibits", a Statement Under Oath of Principal Executive Officer and Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings dated August 7, 2002 of Charles B. Johnson, the Principal Executive Officer and a Statement Under Oath of Principal Executive Officer and Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings dated August 9, 2002 of Martin L. Flanagan, the Principal Financial Officer and under Item 9 "Regulation FD Disclosure".

(c) See Item 15(a)(3) above.

(d) No separate financial statements are required; schedules are included in Item 8.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRANKLIN RESOURCES, INC.

Date:	December 18, 2002	By:	/s/ Charles B. Johnson Charles B. Johnson, Chairman, Chief Executive Officer, and Member - Office of the Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Date:	December 18, 2002	By:	/s/ Charles B. Johnson Charles B. Johnson, Chairman, Chief Executive Officer, Member - Office of the Chairman, and Director
Date:	December 18, 2002	By:	/s/ Harmon E. Burns Harmon E. Burns, Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 18, 2002	By:	/s/ Martin L. Flanagan Martin L. Flanagan, President, Member - Office of the President, Chief Operating Officer, and Chief Financial Officer
Date:	December 18, 2002	By:	/s/ Gregory E. Johnson Gregory E. Johnson, President, and Member - Office of the President
Date:	December 18, 2002	By:	/s/ Rupert H. Johnson, Jr. Rupert H. Johnson, Jr., Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 18, 2002	By:	/s/ Harry O. Kline Harry O. Kline, Director
Date:	December 18, 2002	By:	/s/ Kenneth A. Lewis Kenneth A. Lewis, Vice President - Finance, Chief Accounting Officer, and Treasurer
Date:	December 18, 2002	By:	/s/ James A. McCarthy James A. McCarthy, Director
Date:	December 18, 2002	By:	/s/ Peter M. Sacerdote Peter M. Sacerdote, Director
Date:	December 18, 2002	By:	/s/ Anne M. Tatlock Anne M. Tatlock, Vice Chairman, Member - Office of the Chairman, and Director
Date:	December 18, 2002	By:	/s/ Louis E. Woodworth Louis E. Woodworth, Director

CERTIFICATIONS

I, Charles B. Johnson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 18, 2002

/s/ Charles B. Johnson
Charles B. Johnson
Chief Executive Officer

I, Martin L. Flanagan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Franklin Resources, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 18, 2002

/s/ Martin L. Flanagan
Martin L. Flanagan
Chief Financial Officer

Exhibits (other than 12 and 21) deleted, but filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.

3(i)(a) Registrant's Certificate of Incorporation, as filed November 28, 1969, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (the "1994 Annual Report")

3(i)(b) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed March 1, 1985, incorporated by reference to the 1994 Annual Report

3(i)(c) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed April 1, 1987, incorporated by reference to the 1994 Annual Report

3(i)(d) Registrant's Certificate of Amendment of Certificate of Incorporation, as filed February 2, 1994, incorporated by reference to the 1994 Annual Report

3(ii) Registrant's Amended and Restated By-laws adopted November 12, 2002

4.1 Indenture between the Registrant and The Chase Manhattan Bank (formerly Chemical Bank), as trustee, dated as of May 19, 1994, incorporated by reference to the Company's Registration Statement on Form S-3, filed on April 14, 1994

4.2 Indenture between Franklin Resources, Inc. and The Bank of New York dated May 11, 2001, incorporated by reference to the Registrant's Registration Statement on Form S-3, filed on August 6, 2001

4.3 Form of Liquid Yield Option Note due 2031 (Zero Coupon-Senior) (included in Exhibit 4.2 hereto)

4.4 Registration Rights Agreement between Franklin Resources, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") dated May 11, 2001, incorporated by reference to the Registrant's Registration Statement on Form S-3, filed on August 6, 2001

10.1 Representative Distribution Plan between Templeton Growth Fund, Inc. and Franklin/Templeton Investor Services, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (the "1993 Annual Report")

10.2 Representative Transfer Agent Agreement between Templeton Growth Fund, Inc. and Franklin/ Templeton Investor Services, Inc., incorporated by reference to the 1993 Annual Report

10.3 Representative Investment Management Agreement between Templeton Growth Fund, Inc. and Templeton, Galbraith & Hansberger Ltd., incorporated by reference to the 1993 Annual Report

10.4 Representative Management Agreement between Advisers and the Franklin Group of Funds, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1992 (the "1992 Annual Report")

10.5 Representative Distribution 12b-1 Plan between FTDI and the Franklin Group of Funds, incorporated by reference to the 1992 Annual Report

10.6 Amended Annual Incentive Compensation Plan approved January 24, 1995, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 28, 1994 in connection with its Annual Meeting of Stockholders held on January 24, 1995 *

10.7 Universal Stock Plan approved January 19, 1994, incorporated by reference to the Company's 1995 Proxy Statement filed under cover of Schedule 14A on December 29, 1993 in connection with its Annual Meeting of Stockholders held on January 19, 1994 *

10.8 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995 (the "June 1995 Quarterly Report")

10.9 Distribution 12b-1 Plan for Class II shares between Franklin/Templeton Distributors, Inc. and Franklin Federal Tax-Free Income Fund, incorporated by reference to the June 1995 Quarterly Report

10.10 Representative Investment Management Agreement between Templeton Global Strategy SICAV and Templeton Investment Management Limited, incorporated by reference to the June 1995 Quarterly Report

10.11 Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and BAC Corp. Securities, incorporated by reference to the June 1995 Quarterly Report

10.12 Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to the June 1995 Quarterly Report

10.13 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), incorporated by reference to the June 1995 Quarterly Report

10.14 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (NON-ERISA), incorporated by reference to the June 1995 Quarterly Report

10.15 Representative Amended and Restated Transfer Agent and Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Franklin Custodian Funds, Inc., dated July 1, 1995, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (the "1995 Annual Report")

10.16 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., incorporated by reference to the 1995 Annual Report

10.17 Representative Class II Distribution Plan between Franklin/Templeton Distributors, Inc. and Franklin Custodian Funds, Inc., on behalf of its Growth Series, incorporated by reference to the 1995 Annual Report

10.18 Representative Dealer Agreement between Franklin/Templeton Distributors, Inc. and Dealer, incorporated by reference to the 1995 Annual Report

10.19 Representative Mutual Fund Purchase and Sales Agreement for Accounts of Bank and Trust Company Customers, effective July 1, 1995, incorporated by reference to the 1995 Annual Report

10.20 Representative Management Agreement between Franklin Value Investors Trust, on behalf of Franklin MicroCap Value Fund, and Franklin Advisers, Inc., incorporated by reference to the 1995 Annual Report

10.21 Representative Sub-Distribution Agreement between Templeton, Galbraith & Hansberger Ltd. and Sub-Distributor, incorporated by reference to the 1995 Annual Report

10.22 Representative Non-Exclusive Underwriting Agreement between Templeton Growth Fund, Inc. and Templeton Franklin Investment Services (Asia) Limited, dated September 18, 1995, incorporated by reference to the 1995 Annual Report

10.23 Representative Shareholder Services Agreement between Franklin/Templeton Investor Services, Inc. and Templeton Franklin Investment Services (Asia) Limited, dated September 18, 1995, incorporated by reference to the 1995 Annual Report

10.24 Agreement to Merge the Businesses of Heine Securities Corporation, Elmore Securities Corporation and Franklin Resources, Inc., dated June 25, 1996, incorporated by reference to the Company's Report on Form 8-K dated June 25, 1996

10.25 Subcontract for Transfer Agency and Shareholder Services dated November 1, 1996 by and between Franklin Investor Services, Inc. and PFPC Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (the "1996 Annual Report")

10.26 Representative Sample of Franklin/Templeton Investor Services, Inc. Transfer Agent and Shareholder Services Agreement, incorporated by reference to the 1996 Annual Report

10.27 Representative Administration Agreement between Templeton Growth Fund, Inc. and Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.28 Representative Sample of Fund Administration Agreement with Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.29 Representative Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, Inc., incorporated by reference to the 1996 Annual Report

10.30 Representative Investment Advisory Agreement between Franklin Mutual Series Fund Inc. and Franklin Mutual Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.31 Representative Management Agreement between Franklin Valuemark Funds and Franklin Mutual Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.32 Representative Investment Advisory and Asset Allocation Agreement between Franklin Templeton Fund Allocator Series and Franklin Advisers, Inc., incorporated by reference to the 1996 Annual Report

10.33 Representative Management Agreement between Franklin New York Tax-Free Income Fund, Inc. and Franklin Investment Advisory Services, Inc., incorporated by reference to the 1996 Annual Report

10.34 1998 Employee Stock Investment Plan approved January 20, 1998, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 17, 1997 in connection with its Annual Meeting of Stockholders held on January 20, 1998

10.35 System Development and Services Agreement dated as of August 29, 1997 by and between Franklin/Templeton Investor Services, Inc. and Sungard Shareholder Systems, Inc., incorporated by reference to the 1997 Annual Report

10.36 1998 Universal Stock Incentive Plan approved October 16, 1998 by the Board of Directors, incorporated by reference to the Company's Proxy Statement filed under cover of Schedule 14A on December 23, 1998 in connection with its Annual Meeting of Stockholders held on January 28, 1999*

10.37 Amendment No. 3 to the Agreement to Merge the Businesses of Heine Securities Corporation, Elmore Securities Corporation and Franklin Resources, Inc., dated December 17, 1997, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997

10.38 Representative Agreement for the Supply of Investment Management and Administration Services, dated February 16, 1998, by and between Templeton Funds and Templeton Investment Management Limited, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998

10.39 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (ERISA), as amended, incorporated by reference to the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 1998 (the "1998 Annual Report")

10.40 Representative Investment Management Agreement between Templeton Investment Counsel, Inc. and Client (NON-ERISA), as amended, incorporated by reference to the 1998 Annual Report

10.41 Representative Variable Insurance Fund Participation Agreement among Templeton Variable Products Series Fund or Franklin Valuemark Fund, Franklin/Templeton Distributors, Inc. and an insurance company, incorporated by reference on Form 10-Q for the quarter ended December 31, 1998

10.42 Purchase Agreement between Mariners Island Co-Tenancy and Keynote Systems, Inc. dated April 25, 2000, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended June 30, 2000

10.43 Acquisition Agreement dated July 26, 2000 among Franklin Resources, Inc., FTI Acquisition and Bissett & Associates Investment Management, Ltd., incorporated by reference to the Company's Report on Form 8-K dated August 1, 2000

10.44 Agreement and Plan of Share Acquisition between Franklin Resources, Inc. and Fiduciary Trust Company International dated October 25, 2000, incorporated by reference to the Company's Report on Form 8-K/A (Amendment No. 1) dated October 25, 2000 and filed on October 26, 2000

10.45 Representative Amended and Restated Distribution Agreement among Templeton Emerging Markets Fund, Templeton Canadian Bond Fund, Templeton International Stock Fund, Templeton Canadian Stock Fund, Templeton Global Smaller Companies Fund, Templeton Global Bond Fund, Templeton Treasury Bill Fund, Templeton Global Balanced Fund, Templeton International Balanced Fund, Templeton Canadian Asset Allocation Fund, Mutual Beacon Fund, Franklin U.S. Small Cap Growth Fund, Templeton Balanced Fund, Templeton Growth Fund, Ltd., Templeton Management Limited and FEP Capital, L.P. dated December 31, 1998, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (the "2000 Annual Report")

10.46 Representative Purchase and Sales Agreement by and among Franklin/Templeton Distributors, Inc., Franklin Resources, Inc. and Lightning Finance Company Limited dated August 1, 1999, incorporated by reference to the 2000 Annual Report

10.47 Representative Advisory Agreement between Templeton Global Advisers Limited and Templeton Asset Management Limited dated December 21, 1999, incorporated by reference to the 2000 Annual Report

10.48 Representative Amended and Restated Commission Paying Agreement between Templeton Global Strategy Funds, Templeton Global Advisors Limited, Templeton Global Strategic Services S.A., and Lightning Finance Company Limited dated January 31, 2000, incorporated by reference to the 2000 Annual Report

10.49 Representative Variable Insurance Fund Participation Agreement among Franklin Templeton Variable Insurance Products Trust (formerly Franklin Valuemark Funds), Franklin/Templeton Distributors, Inc. and CUNA Mutual Life Insurance Company dated May 1, 2000, incorporated by reference to the 2000 Annual Report

10.50 Stock Purchase Agreement between Good Morning Securities Co., Ltd. and Templeton Investment Counsel, Inc. dated June 29, 2000, incorporated by reference to the 2000 Annual Report

10.51 Agreement entered into between NEDCOR Investment Bank Holdings Limited, NEDCOR Investment Bank Limited, Templeton International, Inc., Franklin Templeton Asset Management (Proprietary) Limited and Templeton Global Advisors Limited dated August 1, 2000, incorporated by reference to the 2000 Annual Report

10.52 Representative Amended and Restated Distribution Agreement between Franklin/Templeton Distributors, Inc. and Franklin Growth and Income Fund dated August 10, 2000, incorporated by reference to the 2000 Annual Report

10.53 Employment Agreement entered into on December 22, 2000 by and among Anne M. Tatlock, Fiduciary Trust Company International and Franklin Resources, Inc., incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2000*

10.54 Amended and Restated 1998 Universal Stock Incentive Plan as approved by the Board of Directors on October 28, 2000 and the Stockholders at the Annual Meeting held on January 25, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended December 31, 2000*

10.55 Representative Sub-Advisory Agreement between FTTrust Company, on behalf of Templeton International Smaller Companies Fund, Templeton Investment Counsel, LLC and Templeton Asset Management Limited, dated January 23, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.56 Managed Operations Services Agreement between Franklin Templeton Companies, LLC, and International Business Machines Corporation dated February 6, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.57 Representative Agency Agreement between FTTrust Company and Franklin/Templeton Investor Services, LLC, dated April 1, 2001, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2001

10.58 Lease between RCPI Landmark Properties, L.L.C. and Franklin Templeton Companies, LLC dated September 30, 2001, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (the "2001 Annual Report")

10.59 Synthetic Lease Financing Facility Agreements dated September 27, 1999, incorporated by reference to the 2001 Annual Report

10.60 Representative Amended and Restated Master Management Agreement between Franklin Templeton Investment Corp., as Trustee of Mutual funds and Franklin Templeton Investment Corp., as Manager, dated May 31, 2001, incorporated by reference to the 2001 Annual Report

10.61 Representative Master Management Agreement dated May 31, 2001 between Franklin Templeton Tax Class Corp. and Franklin Templeton Investments Corp., incorporated by reference to the 2001 Annual Report

10.62 Deferred Compensation Agreement for Director's Fees, as amended on April 15, 2002, incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended March 31, 2002

10.63 Franklin Resources, Inc. 1998 Employee Stock Investment Plan as amended by the Board of Directors on October 10, 2002, incorporated by reference to the Company's Report on Form S-8 filed on October 28, 2002

10.64 Amended and Restated Five Year Facility Credit Agreement dated June 5, 2002 between Franklin Resources, Inc. and The Several Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas as Co-Documentation Agents and JP Morgan Chase Bank, as Administrative Agent

10.65	Amended and Restated 364 Day Facility Credit Agreement dated June 5, 2002 between Franklin Resources, Inc. and The Several Banks Parties Thereto, Bank of America, N.A. and The Bank of New York, as Co-Syndication Agents, Citicorp USA Inc. and BNP Paribas as Co-Documentation Agents and JP Morgan Chase Bank, as Administrative Agent
10.66	Settlement Agreement and Release of All Claims dated July 7, 2002 between Franklin Resources, Inc. and Allen J. Gula, Jr.
10.67	Stock Purchase Agreements dated July 23, 2002 between Templeton Asset Management (India) Private Limited and Investment Trust of India Limited, Pioneer Investment Management, Inc. and various employee shareholders*
12	Computation of Ratios of Earnings to Fixed Charges
21	List of Subsidiaries
23	Consent of Independent Auditors

*Management Contract or Compensatory Plan or Arrangement

EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended September 30,				
(dollars in thousands)	2002	2001	2000	1999	1998
Income before taxes	$578,275	$637,790	$739,591	$574,084	$676,284
Add fixed charges:					
Interest expense-excluding interest on deposits	18,108	21,336	22,580	26,989	35,247
Interest expense-deposits	9,812	10,768	2,742	3,622	5,102
Interest factor on rent	20,977	20,228	19,170	12,953	12,416
Total fixed charges	$48,897	$52,332	$44,492	$43,564	$52,765
Earnings before fixed charges and taxes on income	$627,172	$690,122	$784,083	$617,648	$729,049
Ratio of earnings to fixed charges-including interest on deposits	12.8	13.2	17.6	14.2	13.8
Ratio of earnings to fixed charges-excluding interest on deposits	15.8	16.0	18.7	15.4	15.2

EXHIBIT 21

FRANKLIN RESOURCES, INC.
LIST OF SUBSIDIARIES

Name	State or Nation of Incorporation
Continental Property Management Company	California
FCC Receivables Corporation	Delaware
FTCI (Cayman) Ltd.	Cayman Islands
FTI-Banque Fiduciary Trust	Switzerland
FTI Institutional, LLC	Delaware
Fiduciary Financial Services Corp.	New York
Fiduciary International, Inc.	New York
Fiduciary International Holding, Inc.	New York
Fiduciary International Ireland Limited	Ireland
Fiduciary Investment Corporation	New York
Fiduciary Investment Management International, Inc.	Delaware
Fiduciary Tax Services, Inc.	New York
Fiduciary Trust (International) S.A.	Switzerland
Fiduciary Trust Company International	New York
Fiduciary Trust International Asia Limited	Hong Kong
Fiduciary Trust International Australia Limited	Australia
Fiduciary Trust International Investment Management, Inc.	Japan
Fiduciary Trust International Limited	England
Fiduciary Trust International of California	California
Fiduciary Trust International of Delaware	Delaware
Fiduciary Trust International of the South	Florida
Franklin Advisers, Inc.	California
Franklin Advisory Services, LLC	Delaware
Franklin Agency, Inc.	California
Franklin Capital Corporation	Utah
Franklin Investment Advisory Services, Inc.	Delaware
Franklin Mutual Advisers, LLC	Delaware
Franklin Private Client Group, Inc.	California
Franklin Properties, Inc.	California
Franklin Receivables LLC	Delaware
Franklin Templeton Asset Strategies, LLC	Delaware
Franklin Templeton Asset Management S.A.	France
Franklin Templeton Bank & Trust, F.S.B.	United States
Franklin Templeton Companies, LLC	Delaware
Franklin Templeton France S.A.	France
Franklin Templeton Global Investors Limited	United Kingdom
Franklin Templeton Holding Limited	Mauritius
Franklin Templeton International Services S.A.	Luxembourg
Franklin Templeton Investment Management Limited	United Kingdom
Franklin Templeton Investment Services GmbH	Germany
Franklin Templeton Investment Trust Management Co., Ltd.	Korea
Franklin Templeton Investments (Asia) Limited	Hong Kong

Name	State or Nation of Incorporation
Franklin Templeton Investments Australia Limited	Australia
Franklin Templeton Investments Corp.	Canada
Franklin Templeton Investments Japan Limited	Japan
Franklin Templeton Investor Services, LLC	Delaware
Franklin Templeton Italia SIM S.p.A.	Italy
Franklin Templeton Management Luxembourg SA	Luxembourg
Franklin Templeton NIB Asset Management (Proprietary) Limited	South Africa
Franklin Templeton NIB Investments Limited	South Africa
Franklin Templeton NIB Management Company Limited	South Africa
Franklin Templeton Services, LLC	Delaware
Franklin Templeton Services Limited	Ireland
Franklin/Templeton Distributors, Inc.	New York
Franklin/Templeton Securities Investment Consulting (SinoAm) Inc.	Taiwan
Franklin/Templeton Travel, Inc.	California
FS Capital Group	California
FS Properties, Inc.	California
Happy Dragon Holdings Limited	British Virgin Islands
ITI Capital Markets Limited	India
Pioneer ITI AMC Limited	India
Pioneer ITI Mutual Fund Private Limited	India
Property Resources, Inc.	California
Templeton (Switzerland) Ltd.	Switzerland
Templeton Asian Direct Investments Limited	Hong Kong
Templeton Asset Management (India) Private Limited	India
Templeton Asset Management (Labuan) Limited	Malaysia
Templeton Asset Management Ltd.	Singapore
Templeton Capital Advisors Ltd.	Bahamas
Templeton China Research Limited	Hong Kong
Templeton do Brasil Ltda.	Brazil
Templeton Franklin Global Distributors, Ltd.	Bermuda
Templeton Funds Annuity Company	Florida
Templeton Global Advisors Limited	Bahamas
Templeton Global Holdings Ltd.	Bahamas
Templeton Heritage Limited	Canada
Templeton International, Inc.	Delaware
Templeton Investment Counsel, LLC	Delaware
Templeton Research and Management Venezuela, C.A.	Venezuela
Templeton Research Poland SP.z.o.o.	Poland
Templeton Restructured Investments, L.L.C.	Delaware
Templeton Trust Services Private Limited	India
Templeton Worldwide, Inc.	Delaware
Templeton/Franklin Investment Services, Inc.	Delaware
TRFI Investments Limited	Cyprus

*All subsidiaries currently do business principally under their respective corporate name except as follows: Templeton/Franklin Investment Services, Inc. operates as Templeton Private Client Group; Franklin Private Client Group, Inc. conducts business as Private Client Group. Some Templeton subsidiaries also occasionally use the name Templeton Worldwide.

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FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
1-800/DIAL BEN® (1-800/342-5236)
franklintempleton.com

FRI A02 11/02